

HOLOGIC®

2023

Notice of Annual Meeting of Stockholders and Proxy Statement

Thursday | March 9, 2023 | 8:00am ET





Dear Fellow Stockholders:

Fiscal 2022 was another dynamic year for Hologic. As an organization, we remained steadfast in our commitment to our Purpose, Passion and Promise. We continued on our path of being purpose driven and results driven, where we continued to elevate women's health and deliver strong financial results – all while navigating the challenges of persistent macro headwinds. These efforts set the foundation to embed ESG in our business.

The strength of our business in these uncertain times is no coincidence. We believe the decisions we made and the steps we took during the pandemic position Hologic to deliver strong top-line growth and profitability in our fiscal 2023 and beyond.

Starting with our pursuit of our Purpose, Passion and Promise, and elevating women's health in fiscal 2022, we brought the results of the Hologic Global Women's Health Index to the global stage at the World Economic Forum in Davos, Switzerland. A remarkable opportunity where we connected with world leaders and change-makers to influence the improvement of the health and wellbeing of women around the world. We also continued progress with our Project Health Equality and Global Access Initiative – both programs aimed at increasing awareness and access to high quality diagnostic testing and screening to underserved communities and regions.

Taking a step further in 2022, we partnered with Mary J. Blige, a fellow champion for women's health, in our first ever Super Bowl commercial. In the commercial, we urged women to prioritize their health and to prioritize their well woman's visit. We did so at a time when COVID-19 was declining from the highest and steepest COVID-19 surge to date. It was the right time, and Hologic and Mary J. were the right voices to reach out to women and encourage women to return to their physicians' offices after months of cancelling routine check-ups and screenings due to COVID-19.

And finally we partnered with the Women's Tennis Association (WTA), an organization with global reach, to achieve significant progress through a shared vision of greater wellness and equality for women.

Together, the WTA and Hologic rally around our collective mission to champion women, while modernizing our respective industries of healthcare and sports. We are off to an incredible start and look forward to further the opportunities for our organizations to continue to positively influence change.

Through our commitment to purpose, we elevated women's health and elevated the Hologic brand. In doing so, we enabled Hologic to drive excellent results. In fiscal 2022, we significantly exceeded our goals, driven by the strength of our base Diagnostics and GYN Surgical businesses, as well as continuing to capture COVID-19 testing demand.

In Diagnostics, constant currency revenue growth of over 10%, excluding the impact of COVID-19, was powered by our Molecular Diagnostics business. Within Molecular, the strong performance was broad based and fueled by a combination of legacy and newer assays in our broad and growing portfolio. Our Panther instrumentation continues to deliver incredible benefits for our customers through assay consolidation, scalability, and automation. With 19 assays and a vastly expanded installed base of approximately 3,250 instruments, we are eager to capitalize on the opportunity in front of us.

In GYN Surgical, we continue to deliver on a strategy to expand the business and add new growth drivers. We are excited about the outlook for our laparoscopic portfolio of Acessa and Bolder, as well as strong performance from MyoSure and the complementary Fluent Fluid Management System. While the business was challenged by high COVID-19 prevalence in our fiscal second quarter of 2022, we achieved strong organic constant currency growth exiting the year at nearly 9% in our fiscal fourth quarter.

In Breast Health, we are proud of the resilience of our teams. While we experienced a significant headwind to revenue and profitability due to constrained supply of semi-conductor chips in 2022, we believe that the worst of this supply chain challenge is in

the rearview mirror, and we expect a recovery of the business throughout fiscal 2023. The Breast Health business is fundamentally more diverse with more recurring revenue than ever before with substantial service and disposables revenue.

Beyond our core business performance, our balance sheet and low leverage continue to be pillars of strength. With over $2.3 billion of cash and cash equivalents, a net leverage ratio of 0.2x, and excellent cash flow generation, we have valuable flexibility in a period of macro instability.

As we look ahead to 2023 and beyond, we expect our strong financial performance to continue to enable us to lean into our purpose-based initiatives and continue our positive impact by delivering products and services that advance the state of women's health globally.

To conclude, I would like to acknowledge our nearly 7,000 employees worldwide who truly make these results possible. In 2022, Hologic was named to the annual lists of Top Workplaces by both The Boston Globe and The San Diego Union-Tribune, ranking fifth on the list for largest companies in Massachusetts and fourth for large companies in San Diego County. Our sites in Marlborough, Massachusetts and San Diego, California represent two of our three largest employee campuses. This recognition speaks to the incredible employees and culture we have at Hologic – a culture that is the foundation of our engagement and commitment to our purpose.

I would also like to thank our Board of Directors ("Board") and stockholders for your confidence and support throughout another a great year. I am more excited than ever about Hologic's future.

Sincerely,

S P MacMillan

Stephen P. MacMillan
Chairman, President and
Chief Executive Officer

Notice of Annual Meeting of Stockholders



**Thursday, March 9, 2023
8:00 a.m. Eastern Time**



**250 Campus Drive
Marlborough, Massachusetts
01752**



IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 9, 2023:

The Proxy Statement, the Hologic Annual Report on Form 10-K for the fiscal year ended September 24, 2022 and the Proxy Card are available at www.proxyvote.com.

To Our Stockholders:

The Annual Meeting of Stockholders of Hologic, Inc., a Delaware corporation (''Hologic'' or the ''Company''), will be held on March 9, 2023 at 8:00 a.m., Eastern Time, at the offices of the Company, 250 Campus Drive, Marlborough, Massachusetts 01752 for the following purposes:

1. To consider and act upon the election of the nine (9) nominees identified in the accompanying proxy statement to serve as directors for the ensuing year **(Proposal No. 1)**;

2. To conduct an advisory vote to approve our executive compensation **(Proposal No. 2)**;

3. To conduct an advisory vote on the frequency of future advisory votes to approve our executive compensation **(Proposal No. 3)**;

4. To approve the Hologic, Inc. Amended and Restated 2008 Equity Incentive Plan **(Proposal No. 4)**;

5. To approve the Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan (''ESPP'') **(Proposal No. 5)**;

6. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023 **(Proposal No. 6)**; and

7. To transact such other business as may properly come before the meeting or any adjournment thereof.

The foregoing items of business are more fully described in the proxy statement accompanying this Notice.

Our Board of Directors has fixed the close of business on January 11, 2023 as the record date. Only stockholders of record at the close of business on the record date are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. All stockholders are cordially invited to attend the meeting. Stockholders who plan to attend the meeting must present valid photo identification. Stockholders of record will be verified against an official list available at the registration area. If your shares are held in the name of a bank, broker or other holder of record (an intermediary), please also bring to the Annual Meeting your bank or brokerage statement evidencing your beneficial ownership of Hologic stock to gain admission to the meeting; if you wish to vote these shares in person at the meeting, you must obtain a legal proxy from the holder of record of your shares and present it at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

We are pleased to continue utilizing the Securities and Exchange Commission (SEC) rules that allow issuers to furnish proxy materials to their stockholders via the internet. We believe these rules allow us to provide you with the information you need while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. On or about January 19, 2023, we will mail to our stockholders of record as of January 11, 2023 (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials containing instructions on how to access our proxy statement and our Annual Report on Form 10-K.

Our Board of Directors appreciates and encourages stockholder participation in the Company's affairs. Whether or not you plan to attend the meeting, it is important that your shares be represented.

January 19, 2023
By order of the Board of Directors,

Mark W. Irving
Vice President and Corporate Secretary

Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information that you should consider, and you should read the entire proxy statement and the Company's most recent Annual Report on Form 10-K before casting your vote. References to ''Hologic,'' the ''Company,'' ''we,'' ''us'' or ''our'' refer to Hologic, Inc. and its subsidiaries.

2023 Annual Meeting of Stockholders

MEETING AGENDA AND VOTING RECOMMENDATIONS

Proposal	Board Recommendation	Page
Election of Nine Directors	FOR	20
Say-on-Pay: Advisory Vote to Approve Executive Compensation	FOR	39
Say-on-Frequency: Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation	ONE YEAR	83
Approval of the Hologic, Inc. Amended and Restated 2008 Equity Incentive Plan	FOR	84
Approval of the Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan	FOR	92
Ratification of the Appointment of Ernst & Young LLP for fiscal 2023	FOR	95

Attendance:

All stockholders who were stockholders of record and beneficial owners as of January 11, 2023 may attend the Annual Meeting. Stockholders who plan to attend the meeting must present a valid government-issued picture identification such as a driver's license or passport. Stockholders of record will be verified against an official list available at the registration area. If your shares are held in the name of a bank, broker or other holder of record (an intermediary), please also bring your bank or brokerage statement evidencing your beneficial ownership of Hologic stock to gain admission. As the beneficial owner, you have the right to direct your intermediary on how to vote and are also invited to attend the meeting; however, since you are not the stockholder of record, you may not vote these shares in person at the meeting, unless you obtain a legal proxy from the holder of record of your shares and present it at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

Electronic Stockholder Document Delivery

We are pleased to offer our stockholders the benefits and convenience of electronic delivery of our proxy statements, annual reports and other stockholder materials. By electing to receive and access future documents electronically, you help

Hologic to progress on its sustainability initiatives, reduce costs and benefit the environment by consuming fewer natural resources and creating less paper waste. We encourage stockholders to elect to receive an email that will provide electronic links to our proxy materials as well as to the proxy voting site. For further information on how to sign up for electronic delivery, please see page 104 of this proxy statement.

TIME AND DATE

8:00 a.m. Eastern Time
Thursday, March 9, 2023

PLACE

Hologic, Inc.
250 Campus Drive
Marlborough, Massachusetts

RECORD DATE

January 11, 2023

YOUR VOTE IS IMPORTANT

Stockholders as of January 11, 2023, the record date, are entitled to vote. Each share of common stock is entitled to one vote for each of the proposals presented at the meeting.



Vote By Internet
Go to **www.proxyvote.com** and enter the 12-digit control number provided on your proxy card or voting instruction form.



Vote By Telephone
Call 800-690-6903 or the number on your proxy card or voting instruction form. You will need the 12-digit control number provided on your proxy card or voting instruction form.



Vote By Mail
Complete, sign and date the proxy card or voting instruction form and mail it in the accompanying pre-addressed envelope.



Vote In Person
See the instructions regarding attendance at the Annual Meeting.

Performance Highlights

Hologic, Inc. is an innovative medical technology company primarily focused on improving women's health through early detection and treatment. The Company operates in the following markets: Diagnostics, Breast and Skeletal Health, and GYN Surgical.

Our market-leading products include our molecular diagnostic assays for SARS-CoV-2, our Panther and Panther Fusion fully automated molecular testing instruments, our ThinPrep Pap test, our Aptima infectious disease assays, our Genius 3D Mammography technology, our NovaSure device for endometrial ablation, and our MyoSure system for intrauterine tissue removal.

Fiscal year 2022 was another strong year for Hologic. We delivered total revenue of $4.86 billion, GAAP EPS of $5.13, and non-GAAP EPS of $6.02. Our strength was driven by our base Diagnostics and GYN Surgical businesses, as well as continuing SARS-CoV-2 revenue. While our Breast Health business was adversely impacted by supply chain shortages throughout the year, we expect a strong recovery in our fiscal 2023.

Further, we continue to guide to 5% to 7% base business organic revenue growth in constant currency (excluding revenue from COVID-19 assays and related products such as collection kits) through 2025. For fiscal 2023 specifically, we guided that each of our base businesses will grow low double-digits organically for the year in constant currency. This fiscal 2023 guidance reflects exceptional confidence in our core businesses.

Above all, as we did in fiscal 2022, we will continue our commitment to our Purpose, Passion and Promise. We are purpose driven and results driven, and are focused on elevating women's health and delivering solid financial results. At Hologic, it is not a choice of one or the other, it is both — where our commitment to our purpose unlocks exceptional financial results.

Operational highlights from fiscal 2022 include:

- In our Diagnostics division, we expanded our installed base in fiscal 2022 by over 350 instruments. We now have approximately 3,250 Panthers installed around the world. In addition, our core Molecular franchise grew approximately 15% in fiscal 2022 highlighting strong assay adoption for not only our legacy menu of sexually transmitted infections, but also new assays such as our vaginitis panel.

- In our Breast Health division, the business is now more balanced than ever, operating across the entire continuum of breast health care, and is well-positioned to succeed in fiscal 2023 and beyond as supply chain pressures ease. In fiscal 2022, 45% of the Division's revenue came from service and 25% from our Interventional segment (including breast conserving surgery revenue), highlighting a business with more recurring and disposables revenue than in the past.

- Our GYN Surgical division continues to execute on a strategy to broaden the division from a two-product hysteroscopy business to a more diverse and focused OB/GYN provider. We are excited about the future of our laparoscopic portfolio of Acessa and Bolder, as well as continued strong contributions from our core MyoSure business and the related Fluent Fluid Management System.

- Finally, we are thrilled to continue to invest in social initiatives made possible by our strong financial performance. Of note, first, we released the second annual findings of our Hologic Global Women's Health Index, a breakthrough survey measuring the experiences of women and girls across 122 countries and territories, accounting for 94% of the female global population aged 15 and older. Second, we continue to expand our Global Access Initiative, bringing high quality molecular diagnostic testing at affordable pricing to underserved communities. And third, we will continue to invest in Project Health Equality to champion underserved women through greater awareness of the importance of preventative care, world-class clinical resources, access to care at strategic locations and culturally informed research.

15%
Worldwide Organic Molecular Diagnostics Revenue Growth ex. COVID-19
Approximately 15% growth in constant currency driven by a combination of legacy and newer assays.

87%
Worldwide Panther Installed Base
More than 87% growth in our global Panther installed base since the end of fiscal 2019.

$2.34b
Cash and Cash Equivalents
Our cash balance provides tremendous flexibility in an uncertain macro environment.

0.2x
Net Debt
Leverage under 1x provides firepower for internal investment, tuck-in M&A, and share repurchases.

$542m
Share Repurchases
Effectively deploying capital in fiscal 2022 and a new $1 billion five-year authorization for the future.

Financial highlights from fiscal 2022

Poised for long-term 5% to 7% organic growth, with low double-digit constant currency organic revenue growth excluding COVID-19 for fiscal 2023, our core business is more diverse, with more growth drivers, than ever before.

- We significantly increased our installed base of Panther instruments to approximately 3,250 globally.

- We drove top-line growth through the continued successful integration of multiple businesses acquired over the last several years, each diversifying our core business.

- We expect to continue to use our strong operating cash flows to accelerate growth by executing strategic acquisitions, reinvesting in our business, and completing share repurchases.

- We are committed to using our strong revenue growth and profits to fund key social initiatives that, in turn, will help us promote effective health policy and increase access to our products, ultimately benefiting more women.

Corporate Governance Highlights

BOARD COMPOSITION AND DIRECTOR NOMINEES

Nominee and Principal Occupation	Age	Director Since	Current Committee Membership
 **Stephen P. MacMillan** *(Non-Independent)* Chairman, President and Chief Executive Officer Hologic, Inc.	59	2013	• N/A
 **Sally W. Crawford** *(Independent)* *Former* Chief Operating Officer Healthsource, Inc.	69	2007	• Lead Independent Director • Compensation • Nominating and Corporate Governance (CHAIR)
 **Charles J. Dockendorff** *(Independent)* Former Chief Financial Officer and Executive Vice President Covidien plc	68	2017	• Audit and Finance (CHAIR)
 **Scott T. Garrett** *(Independent)* Senior Operating Partner Water Street Healthcare Partners	72	2013	• Compensation (CHAIR) • Nominating and Corporate Governance
 **Ludwig N. Hantson** *(Independent)* Former Chief Executive Officer Alexion Pharmaceuticals, Inc.	60	2018	• Compensation • Nominating and Corporate Governance
 **Namal Nawana** *(Independent)* Executive Chairman Sapphiros	52	2018	• Compensation • Nominating and Corporate Governance
 **Christiana Stamoulis** *(Independent)* Executive Vice President and Chief Financial Officer Incyte Corporation	52	2011	• Audit and Finance
 **Stacey D. Stewart** *(Independent)* Former President and CEO March of Dimes Inc.	58	2023	• Audit and Finance
 **Amy M. Wendell** *(Independent)* Former Senior Vice President, Strategy & BD&L Covidien plc	62	2016	• Audit and Finance

BOARD COMPOSITION AND EXPERIENCE

TENURE

7 years' average tenure



AGE

Median age is 60



INDEPENDENCE

Approximately 89% of our Board is independent



DIVERSITY

Gender, geographic and demographic background diversity



PERCENT OF WOMEN ON HOLOGIC BOARD

For each of the past 12 years, women have comprised over 30% of our board.



WE BELIEVE IN GOOD CORPORATE GOVERNANCE

Hologic is committed to good corporate governance, which we believe helps us to sustain our success and build long-term stockholder value. We are committed to sound governance practices that provide our stockholders with meaningful rights and foster strong independent leadership in our boardroom.

Board Practices

- Annual election of directors
- Eight of our nine director nominees are independent
- All committees consist solely of independent directors
- Regular executive sessions of independent directors
- Lead Independent Director
- 44% of our board nominees are women, including our Lead Independent Director and Chair of our Nominating and Corporate Governance Committee
- Board Committee oversight of environmental, social and governance (ESG) matters and reporting

Stockholder Matters

- Proxy access
- Active stockholder engagement
- Stockholders permitted to act by written consent
- Stockholder right to request a special meeting
- Annual say-on-pay advisory vote
- No shareholder rights plan (poison pill)
- Majority vote standard in uncontested elections of directors

Other Governance Practices

- No hedging or pledging of our securities permitted by executive officers or directors
- Robust executive and director stock ownership guidelines
- Majority of shares may remove directors with or without cause

RISK MANAGEMENT PROCESS

Risk oversight is handled by the full Board as well as at the individual committee level, with the Board focusing on the evolving business and risk landscape. The Company's risk management process focuses on a comprehensive but targeted annual enterprise risk management assessment which is presented to the Board as well as periodic reports on evolving risks and mitigating actions, as warranted. Additionally, the executive leadership team's individual performance objectives are aligned with the top risks identified in the annual enterprise risk management process. See also Oversight Responsibilities on page 14 of this proxy statement for further information.

STOCKHOLDER OUTREACH

Hologic values the views of its stockholders, which is why we regularly and proactively engage with our largest stockholders throughout the year. During fiscal 2022, management met or offered to meet with stockholders representing approximately 55% of our outstanding shares to discuss our business strategy, our approach to executive compensation as well as ESG progress. Stockholder feedback and perspectives are shared with the Board. See also Stockholder Engagement on page 15 of this proxy statement.

SUSTAINABILITY

As a public company, we understand that creating value for our stockholders is one of our fundamental obligations, but we believe how we create that value is important. By focusing on our unique Purpose, Passion and Promise, we strive to generate long-term, profitable growth that benefits not just our stockholders, but also our customers and patients around the globe. These principles inspired our team's incredible efforts since the pandemic began and put us in a position to seize the opportunities COVID-19 presented as well as mitigate the risks. While we certainly did not predict the COVID-19 pandemic, we did put in place people, processes and capabilities that enabled us to adapt quickly, make a massive contribution to human health, drive value for customers, employees and stockholders and strengthen our base businesses.

Executive Compensation Highlights

EXECUTIVE COMPENSATION BEST PRACTICES

What We Do

- Double-trigger for accelerated equity vesting upon a change of control

- Golden parachute policy

- Compensation recoupment (clawback) policy

- Meaningful stock ownership guidelines for our CEO, non-employee directors and executive officers

- Robust annual review of compensation program elements, each NEO's role and responsibilities, performance metrics, practices of companies in our peer group and survey data

- Independent compensation consultant

- Compensation Committee of all independent, non-employee directors

- Annual risk assessments

What We Don't Do

- No tax gross-ups on severance or change of control payments

- No hedging/pledging of Hologic stock

- No option repricing without stockholder approval

- No excessive perquisites for executives

- No excessive risk-taking in our compensation programs

The Compensation Committee has responsibility for oversight of the Company's executive compensation framework, and within that framework, works with management to align pay with performance.

2022 Executive Compensation Framework

● Fixed ● Variable

SHORT TERM

Component	% of Total Target[1]	Rationale	Key Characteristics
Base Salary	14%	• Attract and retain talent with a competitive level of pay that reflects executive's experience, role and responsibilities	• Cash Award
Short-Term Incentive Plan (STIP) Award	14%	• Incentivize and reward for corporate and individual performance • Drive achievement of specific goals	• Cash Award based primarily on two metrics: • Adjusted Revenue • Adjusted EPS

LONG TERM

Component	% of Total Target[1]	Rationale	Key Characteristics
Restricted Stock Units	17%	• Encourage long-term focus • Incentivize and reward for performance • Align interests of executives with stockholders • Attract and retain talent	• Equity Award • Annual vesting over three years
Stock Options	17%	• Encourage long-term focus • Incentivize and reward for performance • Align interests of executives with stockholders • Attract and retain talent	• Equity Award • Annual vesting over four years
Performance Stock Units	35%	• Encourage long-term focus • Incentivize and reward for performance • Align interests of executives with stockholders • Attract and retain talent • Drive achievement of specific goals	• Equity Award • Cliff vest after three years, based on performance • ROIC • Relative TSR • Adjusted Free Cash Flow
Deferred Compensation Program (DCP) Contributions	3%	• Incentivize and reward for performance • Attract and retain talent	• Cash Award • Annual vesting over three years

[1] *Based on the average of the target direct annual compensation elements for all the named executives in 2022.*

2022 Annual Target CEO Pay
($ in millions)



| $1.13 Base Salary | $1.70 Target STIP Award | $5.00 PSUs | $2.50 Stock Options | $2.50 RSUs | $0.25 Target DCP |

91.4% Performance-based

2022 Annual Target Average NEO Pay
($ in millions)



| $0.58 Base Salary | $0.43 Target STIP Award | $0.88 PSUs | $0.44 Stock Options | $0.44 RSUs | $0.10 Target DCP |

79.8% Performance-based

The charts above, which reflect target total direct compensation, exclude the value of other benefits and perquisites.

CEO Pay-for-Performance Alignment

LONG-TERM FOCUS

The Company continues to invest significantly in its people, infrastructure and products. The power of our focused, and motivated teams is palpable, which has driven growth in revenue and profits over the past nine years. Under Mr. MacMillan's leadership, revenue, on average, has increased by 9% annually over that time period.

Under the stewardship of our management team, with significant contributions by our commercial teams, we have accomplished the following:

2013	2022		
• $4.0 billion net debt • Declining organic sales and earnings • No meaningful product pipeline	**Net Debt Decreased to $0.5 Billion** • Strong cash flow generation • Disciplined approach to strengthening the balance sheet	**More Growth Drivers in Each of our Base Businesses** • More global, with more diverse and recurring revenue • Focused on long-term organic revenue growth of 5% to 7% through 2025, excluding COVID-19, for each business • Expanded our Panther instrument installed base from just over 1,700 at the end of fiscal 2019 to approximately 3,250 at the end of fiscal 2022	**Investing in Meaningful Social Initiatives to Improve Women's Health** • Hologic Global Women's Health Index, a breakthrough survey, conducted annually in partnership with Gallup, measuring the experiences of women and girls across 122 countries and territories, accounting for 94% of the female global population aged 15 and older • Project Health Equality, an initiative to champion underserved women through greater awareness about the importance of preventive care, world-class clinical resources, access to care at strategic locations and culturally informed research

AS A RESULT SHARE PRICE HAS INCREASED BY 182% SINCE 2013

Note About Forward-Looking Statements and Website References

This proxy contains forward-looking information that involves risks and uncertainties, including statements about the Company's plans, objectives, expectations and intentions. Such statements include, without limitation: financial or other information included herein based upon or otherwise incorporating judgments or estimates relating to future performance, events or expectations; the Company's strategies, positioning, resources, capabilities, and expectations for future performance including with regard to sustainability and human capital matters; and the Company's business and financial outlook. These forward-looking statements are based upon current expectations and assumptions and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those anticipated.

These risks and uncertainties include, without limitation: the ongoing and possible future effects of global challenges, including macroeconomic uncertainties, the war in Ukraine, other economic disruptions and U.S. and global recession concerns, on the Company's customers and suppliers and on the Company's business, financial condition, results of operations and cash flows and the Company's ability to draw down its revolver; the effect of the worldwide political and social uncertainty and divisions, including the impact on trade regulation and tariffs, that may adversely impact the cost and sale of the Company's products in certain countries, or increase the costs the Company may incur to purchase materials, parts and equipment from its suppliers; the ongoing and possible future effects of supply chain constraints, including the availability of critical raw materials and components, including semiconductor chips, as well as cost inflation in materials, packaging and transportation; the possibility of interruptions or delays at the Company's manufacturing facilities, or the failure to secure alternative suppliers if any of the Company's sole source third-party manufacturers fail to supply the Company; the development of new competitive technologies and products and competition; the Company's ability to predict accurately the demand for its products, and products under development and to develop strategies to address markets successfully; continued demand for the Company's COVID-19 assays; the timing, scope and effect of further U.S. and international governmental, regulatory, fiscal, monetary and public health responses to the COVID-19 pandemic and any future public health crises; potential cybersecurity threats and targeted computer crime; the ability to execute acquisitions and the impact and anticipated benefits of completed acquisitions and acquisitions the Company may complete in the future; the ability to consolidate certain of the Company's manufacturing and other operations on a timely basis and within budget, without disrupting its business and to achieve anticipated cost synergies related to such actions; the ability of the Company to successfully manage leadership and organizational changes, including the ability of the Company to attract, motivate and retain key employees and maintain engagement and efficiency in remote work environments; the ability to obtain regulatory approvals and clearances for the Company's products, including the implementation of the European Union Medical Device Regulations, and to maintain compliance with complex and evolving regulations; the Company's reliance on third-party reimbursement policies to support the sales and market acceptance of its products, including the possible adverse impact of government regulation and changes in the availability and amount of reimbursement and uncertainties for new products or product enhancements; changes to applicable laws and regulations, including tax laws, global health care reform, and import/export trade laws; changes in guidelines, recommendations and studies published by various organizations that could affect the use of the Company's products; uncertainties inherent in the development of new products and the enhancement of existing products, including FDA approval and/or clearance and other regulatory risks, technical risks, cost overruns and delays; the risk that products may contain undetected errors or defects or otherwise not perform as anticipated; risks associated with strategic alliances and the ability of the Company to realize anticipated benefits of those alliances; the risks of conducting business internationally; the risk of adverse exchange rate fluctuations on the Company's international activities and businesses; the early stage of market development for certain of the Company's products; the Company's leverage risks, including the Company's obligation to meet payment obligations and financial covenants associated with its debt; risks related to the use and protection of intellectual property; expenses, uncertainties and potential liabilities relating to litigation, including, without limitation, commercial, intellectual property, employment and product liability litigation; and technical innovations that could render products marketed or under development by the Company obsolete.

The risks included above are not exhaustive. Other factors that could adversely affect the Company's business and prospects are described in the filings made by the Company with the SEC. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements presented herein to reflect any change in expectations or any change in events, conditions or circumstances on which any such statements are based.

Website references and hyperlinks throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated into, nor does it form a part of, this proxy statement.

Governance of the Company

We take a comprehensive, year-round view of corporate governance and our adoption of good governance practices enhances our accountability to stockholders. Hologic's governance responsibilities are built on a foundation of interactive dialogue with stockholders, written principles and continuous improvement, which we believe will help us sustain our success, build trust in the Company and continue to create long-term stockholder value. To that end, the Company has in place Corporate Governance Guidelines, which are reviewed annually and are designed to assist the Company and the Board in implementing effective corporate governance practices. The Board has also adopted a Code of Conduct that applies to all of our employees, officers and directors and a Code of Ethics that applies specifically to senior financial officers (included as Appendix A to our Code of Conduct) setting the tone from the top. We review our Code of Conduct annually and make revisions as needed. The Company maintains a comprehensive compliance program, which is overseen by the Audit and Finance Committee, and a library of compliance policies which provide more detailed guidance to employees on a variety of topics, such as anti-bribery and anti-corruption laws, anti-discrimination and anti-harassment laws, privacy laws and many others. Hologic is a proud supporter of the ideals and values articulated by AdvaMed and is a signatory to the AdvaMed Code of Conduct. The Company also maintains a compliance hotline whereby compliance questions and concerns may be voiced via email or phone by employees and third parties alike, with an option to remain anonymous.

We also have written charters for each of the Board of Directors' standing committees, which are reviewed annually. Information about Hologic's corporate governance practices and copies of the Corporate Governance Guidelines, committee charters and Code of Conduct are available at **investors.hologic.com**. Hologic posts additional information on our website from time to time as the Board makes changes to our corporate governance practices.

Our Board believes that good governance requires not only an effective set of specific practices, but also a culture of responsibility and accountability throughout the organization. Governance at Hologic is intended to achieve both. Good governance ultimately depends on the quality of an organization's leadership, and our Board is committed to recruiting and retaining directors and officers with proven leadership ability and personal integrity.

The Board has implemented corporate governance practices that it believes are both in the best interests of Hologic and our stockholders, as well as compliant with the rules and regulations of the SEC and the listing standards of Nasdaq. The Board reviews these practices on an ongoing basis.

Board Refreshment and Recruitment

Our Board has an ongoing commitment to Board refreshment and to having highly qualified, independent voices in the boardroom. The Board believes the fresh perspectives brought by new directors are critical to a forward-thinking and strategic Board when appropriately balanced with the insight and deeper understanding of our business provided by longer-serving directors. The Board believes that its members, collectively, should possess diverse and complementary skills and experience in order to oversee our business and evaluate management strategy effectively. Through purposeful refreshment, five new independent directors have been elected to our Board since December 2016.

Recognizing that the selection of qualified directors is complex and crucial to the long-term success of the Company, the Nominating and Corporate Governance Committee seeks to identify candidates who are prominent in their fields or otherwise possess exemplary qualities that will enable them to effectively function as directors. While the Committee does not believe it is appropriate to establish any specific minimum qualifications for directors, it focuses on character, reputation, and personal integrity, as well as candidates who reflect diverse backgrounds, including diversity of race, gender, ethnicity, culture and geography. The Board's recruitment process reflects a deliberate search for both specific skills and experiences, as needed. This practice keeps our Board energized with valuable expertise and additional perspectives. Ms. Stewart joined our Board as an independent director effective January 2, 2023. We believe she further strengthens our Board's mix of diverse perspectives and brings operational experience leading large purpose-driven organizations, a background in finance and valuable knowledge and viewpoints on healthcare, policy, and health equity.

Currently, approximately 56% percent of our directors have been on our Board for seven years or less.

Director Recruitment Process

Candidate Recommendations

- From search firms, directors, management and stockholders



Nominating and Corporate Governance Committee

- Considers current and future needs of the Board
- Screens qualifications and considers diversity
- Reviews independence and potential conflicts
- Recommends nominee to the Board



Board of Directors

- Evaluates candidates, analyzes independence and selects nominee



Stockholders

- Vote on nominees at Annual Meeting

Board Assessment

Each year, the Nominating and Corporate Governance Committee, together with the Lead Independent Director, oversees an annual evaluation process. Our Lead Independent Director also serves as Chair of the Nominating and Corporate Governance Committee. As such, she oversees the annual Board evaluation process. The evaluations help inform the Committee's discussions regarding Board succession planning and refreshment and complement the Committee's evaluation of the size and composition of the Board. The Board also recognizes that a robust and constructive evaluation process is an important part of good corporate governance and board effectiveness. Our Board is committed to an annual evaluation process and recognizes this process promotes continuous improvement. The annual self-assessment evaluates the performance of the Board and its committees in accordance with a procedure established by the Nominating and Corporate Governance Committee. In 2022, the full Board and each Board committee completed anonymous written questionnaires that requested subjective comment in key areas and solicited input for areas of development. The results were compiled and discussed by the Board and each committee, as applicable, and changes in practices or procedures were considered, as necessary. The evaluation results were reviewed in detail by the Chairman and the Lead Independent Director, who led a discussion with the full Board highlighting both areas of strength and areas of opportunity.

Board Leadership Structure Overview

The Board recognizes that one of its key responsibilities is to evaluate and determine the optimal leadership structure to best serve the interests of our stockholders. Given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. The Company's Corporate Governance Guidelines provide the Board the flexibility to determine whether to have a combined or separate Chairman of the Board and Chief Executive Officer. In its annual review, the Board has affirmed combining the roles because it provides unified leadership and accountability in quickly and seamlessly identifying and carrying out the strategic priorities of the Company and designating a Lead Independent Director. With its Lead Independent Director, this governance structure also provides a form of leadership that allows the Board to function independently from management and exercise objective judgment regarding management's performance and enables the Board to fulfill its duties effectively and efficiently. Hologic's Corporate Governance Guidelines establish clearly defined roles and responsibilities designed to ensure that the Lead Independent Director retains a strong and independent voice in leading the Board. For more detail on the roles and responsibilities of both the Chairman and Lead Independent Director, see Board Leadership Structure on page 28 of this proxy statement.

Committee Rotation

The Board assesses the structure and composition of its committees at least annually. In late 2017 and throughout 2018, the Board made considerable changes in its committee membership as a result of newly appointed Board members and also rotated all committee chairs. Because directors develop an understanding of the Company and an ability to work effectively as a group over time, which we believe provides significant value, a degree of continuity year over year is beneficial. To this end, committee memberships did not change in fiscal 2021 or 2022. In fiscal 2023, with Ms. Stewart's election to the Board, she was appointed to the Audit and Finance Committee.

Board Retirement Age Policy

The Board believes that a mix of longer-tenured directors and newer directors with fresh perspectives contributes to an effective Board. In order to promote thoughtful Board refreshment, the Board adopted a retirement age policy in 2015. In 2022, following additional benchmarking on board retirement practices, and the Nominating and Corporate Governance Committee's assessment that given increases in retirement age, and that with age often comes additional perspective, experience and judgment, the Board amended the mandatory retirement age for independent directors from 72 years to 75 years, upon the recommendation of the Nominating and Corporate Governance Committee. In order to provide flexibility in director succession planning, on the recommendation of the Nominating and Corporate Governance Committee, the Board may waive this requirement on an annual basis for a specific director, if it believes it is in the best interests of the Company.

Fiscal 2022 Key Focus Areas

- **Business Strategy**

  Our Board works with management to guide a strategy that positions the Company for long-term success, focusing on pursuing innovation through research and development as well as acquisitions. Additionally, our Board supports near term strategies as reflected in our ability to respond to the COVID-19 pandemic, while also continuing to balance the focus on base businesses.

- **People**

  The Board and management share a fundamental belief that people matter. From employee **well-being** to **engagement** to **talent development** to **retention** and **succession planning**, the Board is involved and informed.

- **Risk Oversight**

  The Board regularly considers our risk profile when reviewing our overall business strategy and when making decisions impacting the Company. Individual performance objectives of the executive leadership team are aligned with the Company's top enterprise risks.

- **Sustainability**

  The Nominating and Corporate Governance Committee along with our Board oversee our sustainability progress and understands the importance of sustainability to investors, employees and other stakeholders. More importantly, the Board fully supports the mission, strategy and actions that underlie our Sustainability Report.

Our Board's Role and Responsibilities

Overview

The Board, on behalf of the Company and its stockholders, oversees the management of the Company. While the Company's senior officers, under the direction of the Chief Executive Officer, are responsible for the day-to-day operations of the Company, the Board oversees the strategic, financial and management policies of the Company, and preparation of financial statements and other reports that accurately reflect requisite information about the Company. Taking an active role in the Company's strategic direction, the Board regularly educates itself on the Company's products, markets, customers, competition and culture. The Board assesses risk, evaluates management's performance, plans for successors and provides overall guidance and direction to the Company.

Oversight Responsibilities

Strategy

One of the Board's key responsibilities is overseeing the Company's corporate strategy. The Board has deep expertise in strategy development and insight into the most important issues facing the Company. Using its knowledge, expertise and diverse composition, the Board regularly discusses the key priorities of our Company and its businesses, taking into consideration global economic, socioeconomic and regulatory trends, stakeholder interests and developments in healthcare.

- The Board continued its annual review of the Company's long-term strategic plans over a five-year horizon and focused on positioning the business to emerge even stronger and poised for growth as the COVID-19 pandemic wanes.

- Throughout the year and at Board meetings, the Board receives information and updates from management and actively engages with senior leaders with respect to the Company's short- and long-term strategy, including the strategic plans for our businesses, research and development, and the competitive environment.

- The Company's independent Directors hold regularly scheduled executive sessions, without management present, to discuss strategy.

- The Board discusses and reviews feedback on strategy from our stockholders and other stakeholders.

- Corporate strategy discussions are enhanced with periodic engagements held outside the boardroom, such as visits to our business locations and research and development facilities. These visits provide the directors with an opportunity to observe the execution and impact of the Company's strategy and to engage with senior leaders and employees to deepen their understanding of our businesses, competitive environments and culture.

Risk

The Board has oversight of the risk management process, which includes overseeing our process for identifying, assessing and mitigating significant financial, operational, strategic, cybersecurity and other risks that may affect the Company. A fundamental part of risk oversight is understanding the risks that we face, the steps management is taking to manage those risks, and assessing our appetite for risk. The risk assessment process also considers whether risks are short-, medium-, or long-term, such that the management of significant risks can be prioritized, in part, based on the timeframe of such risks. Risk management systems, including our internal auditing procedures, internal control over financial reporting and corporate compliance programs, are designed in part to inform management about our material risks. Our Board receives regular reports from management on matters relating to strategic and operational initiatives, financial performance and legal developments, including the related enterprise-risk exposures. The involvement of the Board in the oversight of our strategic planning process is a key part of its assessment of the risks inherent in our corporate strategy.

Each year, the Board also reviews an enterprise risk management report (ERM report) compiled by business leaders who have assessed risk throughout the business over a three-year horizon, focusing on financial risk, legal/compliance risk and operational/strategic risk. The ERM report details the Company's top ten risks as well as mitigating actions and plans relating to those risks. The ERM report includes a rolling three-year evaluation period reflecting mitigation activity progress and risk rating changes and is presented to and discussed with the Board each year. Underscoring the Board's and management's focus on enterprise risk are the individual performance objectives of the executive leadership team for fiscal 2022, which are aligned with the Company's top enterprise risks, as identified in the ERM report.

While the Board has overall responsibility for risk oversight, each of the three standing committees of the Board regularly assesses risk in connection with executing their responsibilities. In performing this function, each committee meets in executive session with key management personnel and representatives of outside advisors as needed and has full access to management, as well as the ability to engage advisors. The Board believes its leadership structure described in the "Board Leadership Structure" section of this proxy statement enables the Board's oversight of risk management because it allows the Board, with leadership from the Lead Independent Director and working through each of the three standing committees, to proactively participate in the oversight of management's actions. The committees also provide reports to the full Board on these and other areas for review.

- The Audit and Finance Committee focuses on cybersecurity risk as well as financial risk, including internal controls. The Committee receives regular reports on cybersecurity as well as an annual risk assessment report from the Company's internal auditors.

- The Compensation Committee oversees risk relating to compensation. At the direction of the Committee, its independent compensation consultant conducts a risk assessment of our executive compensation programs, and members of our internal legal, human resources and sales operations departments evaluate our other compensation programs to assess risk. These results are presented to the Compensation Committee annually. The Compensation Committee and its independent compensation consultant reviewed and discussed these assessments for fiscal 2022, and the Compensation Committee concurred with the assessment that our compensation programs do not create risks that are reasonably likely to have a material adverse effect on our business.

- The Nominating and Corporate Governance Committee oversees our governance processes and attendant risks, as well as our sustainability efforts and reporting on ESG.

Succession Planning

Succession planning starts with Mr. MacMillan, his team and the Compensation and Nominating and Corporate Governance Committees but is continued with the full Board. The Board devotes significant time on its agenda to reviewing and discussing the succession plans for the CEO and each of his direct reports as part of building a diverse and inclusive workforce. In recent years, the Board and Mr. MacMillan have intensified their focus on succession planning. Mr. MacMillan provides a talent update at every Board and Compensation Committee meeting and the Board reviews in-depth succession plans at least annually, considering long-term, medium-term and short-term options. The Board also has exposure to succession candidates through their periodic participation in Board meetings and/or engagement outside of Board meetings.

Stockholder Engagement

While the Board, through the Nominating and Corporate Governance Committee, oversees stockholder matters and participates in meetings with stockholders, as appropriate, management has the principal responsibility for stockholder communications and engagement. As discussed below, management provides written and oral updates to the Board concerning stockholder feedback.

During fiscal 2022, we continued the year-round approach to stockholder engagement we implemented in 2015. Just before our Annual Meeting we reached out to our largest stockholders along with a number of our smaller stockholders. In addition to discussions just before our Annual Meeting, we initiated discussions during a quieter period several months later, reaching out to a number of our largest stockholders, representing approximately 55% of our outstanding shares. Directors participate in these discussions as requested and are updated on any feedback.

In addition to input on current governance and executive compensation topics and sustainability initiatives specific to Hologic, we invite discussion on any other topics or trends stockholders may wish to share with us. We believe that positive, two-way dialogue builds informed relationships that promote transparency and accountability. Management provides written and oral updates on the discussions with stockholders to our Lead Independent Director, Chairman, the Compensation Committee and the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee in turn allocates specific issues to relevant Board committees for further consideration. Each Board committee reviews relevant feedback and determines if additional discussion and actions are necessary by the respective committee or the full Board. The Board considers stockholder perspectives, as well as the interests of all stakeholders, when overseeing company strategy, formulating governance practices and designing compensation programs.



YEAR-ROUND STOCKHOLDER ENGAGEMENT

WINTER — SPRING

SPRING/WINTER
We conduct stockholder outreach before the Annual Meeting

SUMMER/FALL
During the quieter period, we seek stockholder feedback on environmental, social, governance, compensation and other matters for consideration by our Board

FALL — SUMMER

Targeted Outreach

As discussed above, our Board of Directors and management are committed to regular engagement with our stockholders and soliciting their views and input on important performance, executive compensation, environmental, social and other governance matters. We take our say-on-pay results seriously and also discussed the results of our previous say-on-pay results with our stockholders during our fall engagement. We value stockholder views and insights and believe that positive two-way dialogue builds informed relationships that promote transparency and accountability. We continued with our year-round approach to engagement and during fiscal 2022 we reached out to our top 20 institutional stockholders, representing approximately 55% of our shares. Seventeen of the 20 institutional investors did not feel a meeting was necessary at this time or did not respond. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities, at times along with Mr. MacMillan. Details of stockholder feedback are incorporated throughout this proxy statement.

Annual Outreach (Fall 2022)



55%

During the "offseason", we reached out to our top 20 institutional stockholders representing approximately 55% of our shares

Meetings

We ultimately met with three of our largest investors as part of this outreach

Matters Discussed

Business highlights for the fiscal year, our compensation plan design, and ESG progress

Annual Outreach Feedback

Overall, the meetings were positive and productive with our stockholders supporting our compensation programs while recognizing our compensation approach is truly performance based. Stockholders appreciated hearing that we continue to consider their feedback as we evaluate our compensation program and structure. Stockholders were supportive that for fiscal 2023 PSU awards granted in November 2022, ROIC, relative TSR and adjusted FCF will each be measured over a three-year performance period, and no PSU awards will contain a one-year measurement period. This is the same practice we employed in fiscal 2022. Additionally, for relative TSR PSUs awarded for fiscal 2023, we again include a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. Additionally, stockholders were encouraged by the level of Board engagement, and the election of Stacey Stewart to our Board. Lastly, stockholders recognized the Company's progress on ESG, particularly regarding our focus on important social initiatives to help improve healthcare access and equality (Hologic Global Women's Health Index, Project Health Equality and Global Access Initiative). For more detail, see Proposal No. 2 – Non-Binding Advisory Vote to Approve Executive Compensation on page 39 of this proxy statement.

Stockholder Communications with the Directors

In general, any stockholder communication directed to our Board or one of its committees will be delivered to our Board or the appropriate committee. However, the Company reserves the right not to forward to our Board any abusive, threatening or otherwise inappropriate materials. Stockholders may contact our Board and committees thereof by writing to them in care of Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, MA 01752.

Environmental and Social
Sustainability

Led by our senior management team and overseen by our Nominating and Corporate Governance Committee along with the Board of Directors, Hologic's sustainability efforts are founded on the principle that virtually all business decisions have economic, environmental and social implications. We believe that integrating these considerations into our business strategy and decisions is an important part to growing the long-term success of the Company and benefits our stockholders, customers and employees. Likewise, we strive to nurture and engage our employees and to respect our suppliers and our communities. We are compelled through our Purpose, Passion and Promise to work to improve the health of our communities, customers, patients and employees, and seek to ensure that the decisions we make today have a positive effect on future generations.

We continue to build upon and expand from our initial sustainability disclosure in 2016 and published our third annual Sustainability Report in February 2022, which is available on **investors.hologic.com**. To manage the process, we formed a cross-functional internal steering committee consisting of senior leaders across all areas of the Company, which then presented its findings to the Nominating and Corporate Governance Committee and the full Board. The steering committee holds meetings and reviews sustainability frameworks, including those published by the Sustainability Accounting Standards Board (SASB), the Global Reporting Initiative (GRI) and the Task Force on Climate-related Finance Disclosures (TCFD) which helped us develop our framework for the report and identify relevant topics for disclosure. We are committed to incorporating these issues into our business operations, and to continually evaluate our sustainability issues for future reporting. Our efforts continue to be recognized. For example, MSCI, a leading provider of ESG support tools for the global investment community, where our rating of AA, places us within the top quartile among our peers of ESG performance, Newsweek once again named Hologic as one of America's 500 Most Responsible Companies, we were included in the Dow Jones Sustainability Index of North America for the second year in a row, and the Drucker Institute again recognized Hologic on their list of Best-Managed Companies. We look to continue to share our efforts through subsequent Sustainability Reports building on the journey that began several years ago to demonstrate our commitment to sustainable business practices.

Human Capital Management

Attracting and retaining key talent is a high priority for our management team and our Board. To enhance the Board's understanding of the Company's culture and talent pipeline, the Board conducts meetings and schedules site visits at the Company's locations, meets regularly with high-potential executives in formal and informal settings and also reviews and discusses the results of the Company's annual employee engagement survey.

At Hologic, our approximately 7,000 employees worldwide work to deliver on our Purpose, Passion and Promise with great ideas, innovations and leadership to propel our organization forward.

Our goal is to develop and maintain a talented, engaged and diverse workforce that has a positive impact both on our performance and on our customers and their patients. We have been conducting an annual engagement survey since 2015 in which a significant majority of our employees regularly participate. We believe our foundation of employee engagement, our commitment to our employees and their commitment to each other, fortifies our leaders and teams and enhances their performance. We also offer a range of programs to develop our managers and enhance our leadership across the Company. Our efforts are aimed at increasing organizational talent and capabilities and identifying and developing potential successors for key leadership positions.

In support of Hologic's vision to be a great place to work for all employees, we invest in the physical, emotional and financial well-being of our employees by providing robust compensation and benefits programs. These programs (which vary by country/region) include a variety of health plan options, tax-favorable savings accounts and other wellness offerings to help make life better. In 2022, Hologic was named to the annual lists of Top Workplaces by both The Boston Globe and The San Diego Union-Tribune, ranking fifth on the list for largest companies in Massachusetts and fourth for large companies in San Diego County. Our sites in Marlborough, Massachusetts and San Diego, California represent two of our three largest employee campuses.

In addition, in response to the continuing challenges stemming from the COVID-19 pandemic, we developed several employee-focused initiatives to support the physical, mental, and financial well-being of our employees. These initiatives include providing enhanced accident and critical illness insurance, increasing access to telehealth services, developing an employee assistance program that provides mental health therapy, wellness coaching, and medication management, and offering subscriptions to self-care mobile apps.

Diversity Drives Performance

As our passion is to be global champions for women's health, we are committed to creating an inclusive and diverse work environment that promotes equal opportunity, dignity and respect, starting with our Board and our Leadership team. Of our nine directors, four, representing 44% of the Board, are women, one of our directors self-identifies as African American and another self-identifies as Asian. For each of the past 12 years, women have comprised over 30% of our Board. Also, three of our directors were born outside of the United States, and two were predominantly educated outside of the United States, which we believe promotes diverse perspectives on our Board. We believe that our focus on the lives of women has helped us to attract a diverse workforce and build an inclusive ethos where different perspectives are valued and respected. Building a diverse workforce begins with our hiring practices and extends to our access to opportunities, strategic development and promotion of internal talent. We seek to identify and develop high-potential women and other diverse individuals within the Company. In addition to women holding several key roles within the Company (Chief Financial Officer; Chief Human Resources Officer; Vice President, Global Tax and Treasury; Vice President of Finance, Breast and Skeletal Health; Vice President of Internal Audit; and Chief of Staff), persons of color have assumed important leadership roles as Division President, GYN Surgical; Vice President of Sales, Breast and Skeletal Health; Vice President, Investor Relations; and Corporate Secretary. Additionally, given that our commercial teams are an important pipeline for senior management, we are pleased that a significant number of our commercial team members below the level of vice president are women and/or people of color. As our Company has expanded globally, we have built and grown local teams with in-country expertise and knowledge that represent more than 36 countries.

We strive to hire the most talented person for the job and believe that, over time, this will lead to an increasingly diverse workforce and reflect the communities in which we operate. As a part of finding the most qualified people, we seek to identify and consider diverse slates of candidates for roles across the organization, from the boardroom and c-suite to all levels of the workforce. We believe our focus on talent identification, development, engagement and succession planning has been particularly successful in developing a deep and diverse talent pipeline. For example, when Mr. MacMillan became CEO in late 2013, the Global Leadership Team (GLT) he joined was comprised entirely of white men. As of January 1, 2023, the GLT consisted of 27% women and 18% ethnically diverse members, demonstrating our commitment to diversity while understanding more progress will be made. As part of our continued commitment to transparency on diversity, our U.S. Federal Employment Information Report (EEO-1) is also publicly available on our website at **investors.hologic.com**.

Philanthropy and Community Support

Our Company's response to the COVID-19 pandemic highlighted our ability to "do well by doing good" and allowed us to significantly expand our philanthropic activities. We thoughtfully and strategically reinvested our upside earnings into both our business and into our passion to be champions for women's health. We center our giving efforts in three specific areas in an effort to maximize our impact in ways that align with the values of our employees and customers, as well as with organizations that share our values and commitment to promoting healthier lives. For us, those areas are: women's health and other healthcare fields in which we operate; science, technology, engineering and math education (STEM), especially for underprivileged groups; and social and racial equality, especially in healthcare. In 2021, the Company contributed $20 million to its corporate charitable fund, the largest contribution in Company history, and in the first quarter of fiscal 2022, we announced a further expansion to our philanthropic efforts with a pledge to make $5 million in donations to non-profit organizations located near our major facilities during the 2022 fiscal year. In addition, based on the belief that education is the key to social equality, we created two scholarship programs focused on lower-income and first-generation college students – one for families of Company employees and another for non-profit groups that provide college readiness programs. We also introduced an employee matching program to supplement donations that many of our employees make to non-profit organizations of their choice and support employees in giving back to community organizations through volunteering.

At Hologic, our actions begin with our Purpose, Passion and Promise, and our industry-leading employee engagement (in the top five percent of companies according to Gallup), which fuels our strong performance. Our strong financial performance – growing revenue and profits – enables us to invest more aggressively in initiatives that deepen our impact on the world, initiatives such as the Hologic's Global Women's Health Index, Project Health Equality and the Global Access Initiative. We believe these important efforts help increase awareness, boost access to state-of-the-art care, promote a more appropriate public policy environment, and ultimately lead to better, more timely diagnoses for patients.

Global Women's Health Index

In September 2022, we announced the year-two results of the Hologic Global Women's Health Index. Developed in partnership with leading analytics and advice firm Gallup, the Hologic Global Women's Health Index is an unprecedented, in-depth examination of critical markers for women's health, by country and territory, and over time. The Hologic Global Women's Health Index provides an actionable, science-backed data roadmap for improving life expectancy and quality of life for women and girls worldwide. We are committed to conducting the Global Women's Health Index on an annual basis. This commitment builds on Hologic's more than 30 years of championing women's health around the world through its products for breast and cervical cancer screening, infectious disease detection, and gynecologic surgery, and its partnerships with numerous global initiatives promoting better access to healthcare.

A Champion for Women's Health

We are committed to improving women's health worldwide and we work tirelessly to seek to ensure that women's health is prioritized and that current technologies are used to their fullest, life-saving potential. We are fortunate, that for our initiatives to benefit women's health, each objective is intimately connected to our business strategy. Through our deep focus on innovation and The Science of Sure, we generate financial returns and leverage these benefits to invest in groundbreaking women's health initiatives like our Hologic Global Women's Health Index, Project Health Equality and work with the World Economic Forum. These achievements enable us to elevate women's health globally by advancing access globally, policy and awareness.


Innovate & Create Life Changing Technologies
Grow Revenue & Profits
Invest & Champion Women's Health Globally
Expand Access, Policy & Awareness
Help More Women
HOLOGIC
Purpose. Passion. Promise.

Proposal No. 1 – Election of Directors

Nine directors are to be elected at the Annual Meeting. Our Board of Directors, upon the recommendation of the Nominating and Corporate Governance Committee, has nominated the individuals listed below for election as directors. All of the director nominees, other than Ms. Stewart, were previously elected by our stockholders at the 2022 Annual Meeting. The Board used a professional search firm to identify potential directors. It reviewed a number of qualified candidates and, after considering her qualifications and conducting personal interviews, the Nominating and Corporate Governance Committee unanimously recommended that Ms. Stewart be appointed to the Board. In December 2022, the Board of Directors unanimously appointed her to the Board, effective January 2, 2023.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Board's nominees named below. In the event that any nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for the nominee, if any, who shall be designated by the present Board to fill the vacancy. Each nominee has consented to serve as a director if elected. The proposed nominees are being nominated in accordance with the provisions of our Seventh Amended and Restated Bylaws (our "Bylaws"). The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified.

Vote Required

Under our Bylaws, a nominee will be elected to the Board of Directors if the votes cast "for" the nominee's election exceed the votes cast "against" the nominee's election. Abstentions and broker non-votes will not have any effect on this proposal.

Recommendation of the Board

 Our Board unanimously recommends that you vote **"FOR"** the nominees listed below. Management proxy holders will vote all duly submitted proxies FOR the nominees listed below unless instructed otherwise.

Our Board of Directors

Composition, Diversity, Assessment and Qualifications

Understanding the importance of its responsibility to provide effective oversight, our Board strives to maintain an appropriate balance of tenure, diversity, skills and experience on the Board. In evaluating potential candidates for director, the Nominating and Corporate Governance Committee considers the entirety of each candidate's credentials, including: character and integrity, business acumen, experience, commitment and diligence. The Nominating and Corporate Governance Committee considers diversity as one of a number of factors in identifying nominees for director. It does not, however, have a formal policy in this regard. The Nominating and Corporate Governance Committee views diversity broadly to include diversity of experience, skills and viewpoint, as well as diversity of gender, race and ethnicity. The Nominating and Corporate Governance Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Nominating and Corporate Governance Committee believes that the backgrounds and qualifications of the directors considered as a whole should provide a significant breadth of experience, knowledge and abilities to assist the Board in fulfilling its responsibilities. Generally, directors should be individuals who have succeeded in their particular fields and who demonstrate integrity, reliability and extensive knowledge of corporate affairs. The Nominating and Corporate Governance Committee also considers other relevant factors as it deems appropriate, including the current composition of the Board.

More specifically, the following chart lists the self-identified diverse attributes of our Directors:

Board Diversity Matrix (As of January 2, 2023)				
Total Number of Directors	9			
	Female	**Male**	**Non-Binary**	**Did not Disclose Gender**
Part I: Gender Identity				
Directors	4	5	—	—
Part II: Demographic Background				
African American or Black	1	—	—	—
Alaskan Native or Native American	—	—	—	—
Asian	—	1	—	—
Hispanic or Latinx	—	—	—	—
Native Hawaiian or Pacific Islander	—	—	—	—
White	3	4	—	—
Two or More Races or Ethnicities	—	—	—	—
LGBTQ+	—			
Did Not Disclose Demographic Background	—			

Directors who were born outside the United States: 3

Directors who were predominantly educated outside of the United States: 2

The Board has also employed a variety of assessment formats, depending on the perceived needs of the Board at the time. Formats over the past few years have included individual Board member peer reviews managed by the general counsel, a facilitated discussion with the full Board, and individual Board and committee written evaluations followed by a discussion at each committee level and with the full Board. As a part of these evaluations, the Nominating and Corporate Governance Committee and the Board examine characteristics which they believe will augment the current skill set of the Board. Over the past six years, the Board has identified key skill sets it felt would benefit the Board, including experience as a senior executive in a large, complex, global company, deep understanding of the Company's markets and/or customers, a product background, and extensive global experience. As a result, Ms. Wendell and Mr. Dockendorff joined the Board in 2016 and 2017, respectively; both of whom had been senior executives at large, complex, global medical device companies, have operational and transactional experience and an understanding of the Company's markets and customers. Ms. Wendell brings particular expertise in business development and strategy, which is key at a time when the Company is increasing its business development activity. Mr. Dockendorff brings extensive financial expertise for complex global healthcare organizations. In 2018, Mr. Nawana and Dr. Hantson joined the Board, each bringing strong global perspectives, hailing from and being educated outside of the United States, industry knowledge and executive leadership experience – key attributes as we seek to grow internationally and continue to focus on commercial and operational execution. In 2023, Ms. Stewart joined the Board, bringing experience leading large purpose-driven organizations, a background in finance and valuable knowledge and perspective on healthcare, policy, and health equity.

Alignment of Director Skills and Strategy

Hologic is an innovative medical technology company primarily focused on improving women's health and well-being through early detection and treatment. We are focused on generating long-term, sustainable growth through commercial and operational execution, targeted acquisitions and international expansion, among other things.

Our Nominating and Corporate Governance Committee has determined that each of our director nominees possesses the appropriate qualifications, skills and experience to effectively oversee our long-term business strategy.



Human Capital Management	Business Development/ M&A	Executive Leadership	Global Experience
Healthcare Industry Experience	Operational	Financial Expertise	Technology

Role of the Nominating and Corporate Governance Committee

As provided in its charter, the Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become directors. As the Nominating and Corporate Governance Committee seeks to identify and evaluate director candidates, it may rely on input provided by a number of sources, including the Nominating and Corporate Governance Committee members, our other directors or officers, our stockholders, and third parties such as professional search and screening firms. A copy of the Nominating and Corporate Governance Committee's current charter is publicly available on our website at **investors.hologic.com**. See also our Board Refreshment and Recruitment process on page 11 of this proxy statement for further information.

Stockholder Recommendations

The Nominating and Corporate Governance Committee will consider stockholder recommendations for Board nominees using the criteria described in the preceding paragraphs, which are the same as those used to evaluate candidates from other sources. The name of any recommended candidate for director, together with a brief biographical sketch, a document indicating the candidate's willingness to serve, if elected, and evidence of the nominating stockholder's ownership of the Company's stock should be sent to the attention of our Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, Massachusetts 01752. If you wish to formally nominate a candidate, you must follow the procedures described in our Bylaws.

2023 Director Nominees

Set forth below is certain biographical information regarding the nominees as of January 2, 2023, as well as the experiences, qualifications, attributes or skills that caused the Nominating and Corporate Governance Committee and the Board to determine that the person should serve as a director.

STEPHEN P. MACMILLAN



Age
59

Director Since
2013

Key Experience and Qualifications

As our Chairman, President and Chief Executive Officer, Mr. MacMillan has direct responsibility for the Company's strategy and operations. During his tenure at Hologic, Mr. MacMillan has set the Company's vision, strategic direction and execution priorities. He is a unique leader who has led the Company through a period of dramatic transformation and revitalization, especially during the COVID-19 pandemic. His role as Chairman and CEO creates a critical link between management and the Board of Directors, enabling the Board to perform its oversight function with the benefits of management's perspectives on the business.

Mr. MacMillan was appointed as President, Chief Executive Officer and a director in December 2013 and was elected Chairman of the Board in June 2015. From October 2012 to December 2013, Mr. MacMillan was the Chief Executive Officer of sBioMed, LLC, a biomedical research company. From 2003 to 2012, he served in various roles at Stryker Corporation, including Chief Operating Officer from 2003 to 2005, Chief Executive Officer from 2005 to 2012 and Chairman from 2010 to 2012. Prior to 2003, Mr. MacMillan was a senior executive with Pharmacia Corporation, where he oversaw five global businesses. Prior to joining Pharmacia, Mr. MacMillan spent 11 years with Johnson & Johnson in a variety of senior roles in both the U.S. and Europe, including as President of its consumer pharmaceuticals joint venture with Merck. Mr. MacMillan began his career with Procter & Gamble in 1985.

Mr. MacMillan holds a Bachelor of Arts degree in economics from Davidson College, where he previously served on the Board of Trustees, and is a graduate of Harvard Business School's Advanced Management Program.

Former Public Company Boards
- Alere, Inc.
- Boston Scientific Corporation
- Stryker Corporation
- Texas Instruments Incorporated

SALLY W. CRAWFORD



Age
69

Director Since
2007

**Lead Independent
Director Since**
2017

Committees
- Compensation
- Nominating
  and Corporate
  Governance (Chair)

Key Experience and Qualifications
Ms. Crawford's service in various senior executive positions in the managed care sector and her continuing healthcare consulting practice contribute to her significant management and leadership experience and expertise in operational, regulatory and related disciplines applicable to our business and operations.

Ms. Crawford became a member of our Board when we merged with Cytyc Corporation in October 2007, having previously served as a director of Cytyc since January 1998. From April 1985 until January 1997, Ms. Crawford served as Chief Operating Officer of Healthsource, Inc., a publicly held managed care organization headquartered in New Hampshire. During her tenure at Healthsource, Inc., Ms. Crawford held a variety of positions and responsibilities, including leading that company's Northern Region operations and marketing efforts. Since January 1997, Ms. Crawford has been a healthcare consultant in New Hampshire.

Ms. Crawford earned a bachelor's degree from Smith College and a master's degree in communications from Boston University.

Other Current Public Company Boards
- Abcam PLC
- ZimVie Inc.

Former Public Company Boards
- Exact Sciences Corporation
- Insulet Corporation
- Universal American Corporation
- Zalicus Inc. (now EPIRUS Biopharmaceuticals, Inc.)

CHARLES J. DOCKENDORFF



Age
68

Director Since
2017

Committees
- Audit and Finance
  (Chair)

Key Experience and Qualifications
Mr. Dockendorff has extensive experience with financial accounting matters for complex global healthcare organizations as well as substantial experience overseeing the financial reporting processes of large public companies. He has a strong track record of value creation and brings a depth of experience in operations and strategy to our Board.

Mr. Dockendorff was appointed to our Board in May 2017. He was formerly Executive Vice President and Chief Financial Officer of Covidien plc, a global medical device and supplies company. He was CFO at Covidien and its predecessor, Tyco Healthcare, from 1995 to 2015. Mr. Dockendorff joined the Kendall Healthcare Products Company, the foundation of the Tyco Healthcare business, in 1989 as Controller and was named Vice President and Controller in 1994. He was appointed Chief Financial Officer of Tyco Healthcare in 1995. Prior to joining Kendall/Tyco Healthcare, Mr. Dockendorff was the Chief Financial Officer, Vice President of Finance and Treasurer of Epsco Inc. and Infrared Industries, Inc. In addition, Mr. Dockendorff worked as an accountant for Arthur Young & Company (now Ernst & Young) and the General Motors Corporation.

Mr. Dockendorff holds a bachelor's degree in accounting from the University of Massachusetts at Amherst and a Master of Science in finance from Bentley College.

Other Current Public Company Boards
- Boston Scientific Corporation
- Haemonetics Corporation
- Keysight Technologies, Inc.

SCOTT T. GARRETT



Age
72

Director Since
2013

Committees
- Compensation (Chair)
- Nominating and Corporate Governance

Key Experience and Qualifications
Mr. Garrett's previous experience as a Chief Executive Officer and in other senior leadership positions with biomedical and diagnostics companies enables him to bring to the Board an operational perspective as well as valuable insights and experience, particularly in the diagnostics space.

Mr. Garrett joined our Board in May 2013. Mr. Garrett is currently a Senior Operating Partner at Water Street Healthcare Partners, a strategic investor focused on the healthcare industry. He joined Water Street in 2011 after approximately 35 years in the global healthcare industry. Prior to joining Water Street, Mr. Garrett served as Chairman, President and Chief Executive Officer of Beckman Coulter, a leading biomedical company, from 2008 to 2011. Mr. Garrett joined Beckman Coulter in 2002 as President, Clinical Diagnostics Division and was promoted in 2003 to President and Chief Operating Officer. In January 2005, he became Chief Executive Officer, adding the position of Chairman in 2008. Prior to that, Mr. Garrett served as Vice Chairman and Interim Chief Executive Officer of Kendro Laboratory Products from 1999 to 2001. From 1994 to 1998, he served as Chairman, President and Chief Executive Officer of Dade Behring, a leading diagnostics company. He began his career at American Hospital Supply Corporation and continued there after that company was acquired by Baxter International, ultimately serving as Chief Executive of Baxter's global laboratory business, Baxter Diagnostics.

Mr. Garrett also serves on the boards of companies in which Water Street has an ownership interest.

Mr. Garrett received a Bachelor of Science in mechanical engineering from Valparaiso University and a Master of Business Administration from Lake Forest Graduate School of Management.

Other Current Public Company Boards
- HCW Biologics, Inc.
- Immucor, Inc.

LUDWIG N. HANTSON



Age
60

Director Since
2018

Committees
- Compensation
- Nominating and Corporate Governance

Key Experience and Qualifications
With over 30 years of experience in the biopharmaceutical industry, as well as extensive experience as an executive leading global, innovative organizations, Dr. Hantson brings a global perspective and an understanding of operational matters to our Board.

Dr. Hantson was appointed to our Board in November 2018. Since March 2017, Dr. Hantson was the Chief Executive Officer of Alexion Pharmaceuticals, Inc., a global biopharmaceutical company, until its acquisition by AstraZeneca in July 2021. Prior to joining Alexion, he was President and Chief Executive Officer of Baxalta Incorporated, a biopharmaceutical company, until 2016. In July 2015, Dr. Hantson led Baxalta's successful spin-off as a public company from Baxter International Inc., where he was President of Baxter BioScience. He joined Baxter in May 2010 and established the BioScience division as an innovative specialty and rare disease company. Prior to Baxter, from 2001 to 2010, Dr. Hantson held several leadership roles at Novartis AG, including CEO of Pharma North America, CEO of Europe, and President of Pharma Canada. Prior to Novartis, he spent 13 years with Johnson & Johnson in roles of increasing responsibility in marketing and R&D.

Dr. Hantson received his Ph.D. in motor rehabilitation and physical therapy, master's degree in physical education, and a certification in high secondary education, all from the University of Louvain in Belgium.

Former Public Company Boards
- Alexion Pharmaceuticals, Inc.
- Baxalta Incorporated

NAMAL NAWANA



Age
52

Director Since
2018

Committees
- Compensation
- Nominating and Corporate Governance

Key Experience and Qualifications
Mr. Nawana brings to our Board a wealth of complex management and worldwide operational experience in the healthcare industry. He has an entrepreneurial spirit, strong product background, understands our markets, and brings in-depth knowledge of the opportunities and challenges facing global companies.

Mr. Nawana joined our Board in January 2018. In July 2021, Mr. Nawana co-founded and became Executive Chairman and a member of the Board of Directors of Sapphiros, a platform to support the next generation of diagnostics. He is also Chairman of multiple private companies which he founded or co-founded including Neoenta, Neoenta Design, GrapheneDX, and Satio. Mr. Nawana previously served as the Chief Executive Officer and a member of the Board of Directors of Smith & Nephew plc, a global portfolio medical technology business, from May 2018 to November 2019. Prior to joining Smith & Nephew, he was Chief Executive Officer, President and a member of the Board of Directors of Alere, Inc., a global manufacturer of rapid point-of-care diagnostic tests, from October 2014 until October 2017, when Alere was acquired by Abbott Laboratories. Mr. Nawana spent 15 years at Johnson & Johnson in various leadership roles, including as Worldwide President of DePuy Synthes Spine, a Johnson & Johnson company, from February 2011 to November 2012.

Mr. Nawana holds an Honors degree in Mechanical Engineering and a Master of Medical Science from the University of Adelaide, South Australia, and an MBA from Henley Management College.

Former Public Company Boards
- Alere, Inc.
- Smith & Nephew plc

CHRISTIANA STAMOULIS



Age
52

Director Since
2011

Committees
- Audit and Finance

Key Experience and Qualifications
Ms. Stamoulis' strength in strategy and corporate finance, coupled with her extensive experience in executing initiatives for growth in the medical products field and related industries, enable her to provide valuable insights to the Board. She also contributes a unique perspective on financial and capital markets operations.

Ms. Stamoulis has been a director since November 2011. In February 2019, Ms. Stamoulis assumed the role of Executive Vice President and Chief Financial Officer of Incyte Corporation, a biopharmaceutical company. From January 2015 to the end of January 2019, Ms. Stamoulis served as Chief Financial Officer of Unum Therapeutics, a biotechnology company, adding the role of President in February 2018. Prior to Unum, from January 2014 to December 2014, she was an independent advisor to biopharmaceutical companies. Prior to that, from 2009 until December 2013, Ms. Stamoulis served as Senior Vice President of Corporate Strategy and Business Development at Vertex Pharmaceuticals Incorporated. Ms. Stamoulis joined Vertex in 2009 with approximately 15 years of experience in the investment banking and management consulting industries, where she advised global pharmaceutical and biotechnology companies on strategic and corporate finance decisions. Prior to joining Vertex, from 2006 to 2009, she was a Managing Director in the Investment Banking division of Citigroup where she led the building of the firm's U.S. Life Sciences investment banking practice. Prior to her role at Citigroup, she was at Goldman, Sachs & Co., where she spent the majority of her investment banking career. Ms. Stamoulis started her career as a strategy consultant at The Boston Consulting Group.

Ms. Stamoulis holds a Bachelor of Science in economics and a Bachelor of Science in architecture from the Massachusetts Institute of Technology (MIT). Additionally, she holds a Master of Business Administration from the MIT Sloan School of Management, where she focused on applied economics and finance.

STACEY D. STEWART



Age
58

Director Since
2023

Committees
- Audit and Finance

Key Experience and Qualifications
Ms. Stewart brings to our Board deep expertise as an executive leading large purpose-driven organizations, a background in finance and valuable knowledge and perspective on healthcare, policy, and health equity.

Ms. Stewart was appointed to our Board effective January 2023. Ms. Stewart served as President & CEO of March of Dimes Inc., a leading nonprofit organization, from November 2016 to December 2022. From June 2009 to November 2016, Ms. Stewart served in a variety of executive positions, including U. S. President of operations and executive vice president for Community Impact Leadership and Learning, at United Way Worldwide, the world's largest charitable organization. From February 2007 to April 2009, Ms. Stewart was a senior vice president of Fannie Mae, a government-sponsored enterprise that supports liquidity and stability in the secondary mortgage market.

Ms. Stewart holds a Bachelor of Arts from Georgetown University and a Master of Business Administration from the University of Michigan.

Other Current Public Company Boards
- PennyMac Mortgage Investment Trust

AMY M. WENDELL



Age
62

Director Since
2016

Committees
- Audit and Finance

Key Experience and Qualifications
Ms. Wendell brings to our Board deep expertise in all areas of mergers and acquisitions, portfolio management, resource allocation and identification of new market opportunities, with a focus on the medical devices industry. This expertise, together with her extensive knowledge of developed and emerging markets as well as of early-stage technologies, enables her to provide valuable insights on strategy and potential growth opportunities.

Ms. Wendell was appointed to our Board in December 2016. From January 2016 until April 2019. Ms. Wendell served as a Senior Advisor for Perella Weinberg Partner's Healthcare Investment Banking Practice, a global financial services firm. Her scope of responsibilities involved providing guidance and advice with respect to mergers and acquisitions and divestitures for clients and assisting the firm in connection with firm-level transactions. From 2015 until September 2018, Ms. Wendell served as a Senior Advisor for McKinsey's Strategy and Corporate Finance Practice and also served as a member of McKinsey's Transactions Advisory Board to help define trends in mergers and acquisitions, as well as help shape McKinsey's knowledge agenda. McKinsey is a management consultant company. From 1986 until January 2015, Ms. Wendell held various roles of increasing responsibility at Covidien plc (including its predecessors, Tyco Healthcare and Kendall Healthcare Products), including engineering, product management and business development. Most recently, from December 2006 until Covidien's acquisition by Medtronic plc in January 2015, she served as Senior Vice President of Strategy and Business Development, where she led the company's strategy and portfolio management initiatives and managed all business development, including acquisitions, equity investments, divestitures and licensing/distribution. She is Chairman of the Board of Por Cristo, a non-profit charitable medical service organization involved in health care work for at-risk women and children in Latin America.

Ms. Wendell holds a Bachelor of Science in mechanical engineering from Lawrence Technological University and a Master of Science degree in biomedical engineering from the University of Illinois.

Other Current Public Company Boards
- AxoGen, Inc.
- Baxter International Inc.

Former Public Company Boards
- Ekso Bionics

Board Leadership Structure

Chairman and Lead Independent Director Roles

Our Bylaws and Corporate Governance Guidelines permit the roles of Chairman and Chief Executive Officer to be filled by the same or different individuals. This allows the Board flexibility to determine whether the two roles should be combined or separated based upon the Company's needs and the Board's assessment of its leadership from time to time. The Board and the Nominating and Corporate Governance Committee review the structure of the Board and Hologic leadership as part of the succession planning process on an ongoing basis. The Board also reviews its structure during its annual self-assessment.

The Board believes that Hologic and its stockholders are best served at this time by having our CEO, Stephen P. MacMillan, also serve as our Chairman, and Sally W. Crawford, an independent director, serve as our Lead Independent Director. Combining the roles of Chairman and CEO makes clear that we have a single leader who is directly accountable to the Board and, through the Board, to our stockholders. It establishes one voice who speaks for the Company to customers, employees, stockholders and other stakeholders. This structure reinforces Mr. MacMillan's overall responsibility for the Company's business and strategy, under the oversight and subject to the review of the Board. It strengthens the Board and the Board's decision-making process because Mr. MacMillan, who has first-hand knowledge of our operations and the major issues facing Hologic, chairs the Board meetings where the Board discusses strategic and business issues. The combined roles facilitate a Board process that is able to identify and respond to challenges and opportunities in a more timely and efficient manner than a non-executive chairman structure would provide. A perfect example of the benefits to this structure was the ability for Mr. MacMillan to rapidly respond to the shifting business priorities as a result of the COVID-19 pandemic while keeping the Board fully informed. This structure also enables Mr. MacMillan to act as the key link between the Board and other members of management and facilitate an efficient Board process.

The Board recognizes the importance of having a strong independent Board leadership structure to provide accountability. Accordingly, our Corporate Governance Guidelines provide that if the Chairman is not an independent director, then the independent directors will select a Lead Independent Director. The Board believes that a Lead Independent Director is an integral part of our Board structure and facilitates the effective performance of the Board in its role of providing governance and oversight. In December 2017, the Board appointed Sally W. Crawford to serve as Lead Independent Director. During 2022, the Board again considered and affirmed the current efficacy of the Lead Independent Director and combined Chairman/CEO structure for the Company. We have also discussed this structure with a number of our largest stockholders. While several advised that they do scrutinize combined Chair/CEO structures as a matter of practice, none expressed concern over this structure for Hologic.

In addition to discharging the specific responsibilities identified below, Mr. MacMillan consults with Ms. Crawford on a variety of matters, including governance and strategy. As Lead Independent Director and Chair of the Nominating and Corporate Governance Committee, Ms. Crawford takes the lead in Board structure and composition. In addition, Ms. Crawford's ability to assert independent leadership while working collaboratively with other directors, particularly evident when she served as chair of the Compensation Committee, as well as her diligence and preparedness, enable her to serve effectively as our Lead Independent Director and as Chair of our Nominating and Corporate Governance Committee.

Ms. Crawford, as Lead Independent Director, has significant responsibilities. Certain specific responsibilities are set forth in Hologic's Corporate Governance Guidelines and include:

- Presiding at the meetings of the Board at which the Chairman is not present;

- Convening meetings of the independent directors, including executive sessions held in conjunction with each regularly scheduled Board meeting;

- Serving as the principal liaison between the Chairman and the independent directors, including with respect to matters arising in executive sessions of the independent directors;

- Working with the Chairman and the Nominating and Corporate Governance Committee to establish processes to assist the Board in the efficient discharge of its duties;

- Approving Board meeting agendas as well as the quality, quantity and timeliness of information sent to the Board;

- Approving Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- Recommending to the Chairman the retention of outside advisors, as appropriate, who report directly to the Board on board-wide matters;

- Being available, if requested by stockholders, and when appropriate, for consultation and direct communication; and

- Coordinating with the other independent directors in respect of each of the foregoing and performing such other duties as may be properly requested by the Board.

Mr. MacMillan's responsibilities as Chairman of the Board are also set forth in our Corporate Governance Guidelines and include:

- Presiding at meetings of the Board of Directors and stockholders;

- Establishing processes to assist the Board in the efficient discharge of its duties;

- Organizing and presenting agendas for Board meetings based on advice from the Lead Independent Director, Committee Chairs, directors and members of senior management;

- Facilitating the proper flow of information to the Board and working to see that meetings are efficient and informative;

- Working with the Nominating and Corporate Governance Committee to develop processes for structuring Committees and overseeing their functions, including assignments of Committee members and Chairs;

- Working with the Nominating and Corporate Governance Committee to develop processes for development and succession planning for senior executives; and

- Performing such other duties as may be properly requested by the Board.

Independent Directors and Committees

In evaluating its leadership structure, the Board also considered that, other than Mr. MacMillan, all of our directors are independent. Our independent directors appropriately challenge management and demonstrate independent judgment in making important decisions for our Company. In addition, each of the Board's standing committees — Audit and Finance, Compensation, and Nominating and Corporate Governance — is composed entirely of independent directors. As a result, oversight of key matters, such as the integrity of Hologic's financial statements, executive compensation, the nomination of directors and evaluation of the Board and its committees, is entrusted solely to independent directors.

Executive Sessions

The Board meets in executive session without the CEO in connection with each regularly scheduled Board meeting as well as any other times it deems appropriate. The active involvement of the independent directors, combined with the qualifications and significant responsibilities of our Lead Independent Director, promote strong, independent oversight of Hologic's management and affairs.

Board Committees

The standing committees of the Board currently are the Audit and Finance Committee, the Compensation Committee, and the Nominating and Corporate Governance Committee. The Board has adopted a charter for each of the three standing committees that addresses the make-up and functioning of each committee. The charters for each of the three standing committees are publicly available on our website at **investors.hologic.com**.

All of the Board committees are composed entirely of "independent" directors, as such term is defined in the listing standards of Nasdaq. The Board has determined that the following current directors are "independent," according to the above definition: Sally W. Crawford, Charles J. Dockendorff, Scott T. Garrett, Ludwig N. Hantson, Namal Nawana, Christiana Stamoulis, Stacey D. Stewart and Amy M. Wendell. Mr. MacMillan is not considered independent because he is an active officer of the Company. In addition, both the Audit and Finance Committee and the Compensation Committee are composed entirely of independent directors who meet the heightened independence standards applicable to directors serving on such committees under Nasdaq listing standards and the rules of the Securities Exchange Act of 1934, as amended (the Exchange Act).

The current membership of each committee is listed below.

| | | | | Board Committees | | |
Name	Age	Position	Director Since	Audit and Finance	Compensation	Nominating and Corporate Governance
Sally W. Crawford	69	Director	2007		✓	Chair
Charles J. Dockendorff	68	Director	2017	Chair		
Scott T. Garrett	72	Director	2013		Chair	✓
Ludwig N. Hantson	60	Director	2018		✓	✓
Namal Nawana	52	Director	2018		✓	✓
Christiana Stamoulis	52	Director	2011	✓		
Stacey D. Stewart[1]	58	Director	2023	✓		
Amy M. Wendell	62	Director	2016	✓		
Number of Meetings in Fiscal 2022				9	5	4

[1] *Ms. Stewart was not a member of our Board or its respective Committees in fiscal 2022.*

Audit and Finance Committee



Mr. Dockendorff
(Chair)

Members
Ms. Stamoulis
Ms. Stewart
Ms. Wendell

FY2022 Meetings
9

The Audit and Finance Committee is responsible for assisting our Board in the oversight of (i) our financial reporting process, accounting functions, internal audit functions and internal control over financial reporting, and (ii) the qualifications, independence, appointment, retention, compensation and performance of our independent registered public accounting firm. The Audit and Finance Committee also oversees financing and capital allocation strategies, reviews and approves financing transactions to the extent delegated by the Board, reviews the Company's ability to enter into swaps and other derivatives transactions, and reviews the Company's tax structure, among other things. The Audit and Finance Committee considers financial risk, including internal controls, and receives an annual risk assessment report from the Company's internal auditors. The Audit and Finance Committee also reviews and approves related-party transactions (unless such review and approval has been delegated to another committee consisting solely of independent directors).

None of the current or former members of the Audit and Finance Committee are employees of the Company and our Board has determined that each such member of the Audit and Finance Committee is independent (as independence is defined in the current listing standards of Nasdaq and Section 10A(m)(3) of the Exchange Act).

Audit Committee Financial Expert. The Board has determined that Mr. Dockendorff and Ms. Stamoulis each qualify as an ''audit committee financial expert,'' as that term is defined in Item 407(d)(5) of Regulation S-K.

2022 Key Focus Areas

- Accounting treatment of acquisitions

- Capital allocation and debt structure

- Cybersecurity

- Internal controls and compliance

- Continued timely adoption of new accounting standards

- Global tax strategy

Compensation Committee



Mr. Garrett
(Chair)

Members
Ms. Crawford
Dr. Hantson
Mr. Nawana

FY2022 Meetings
5

The primary functions of the Compensation Committee include: (i) reviewing and approving the compensation for each of our executive officers and other senior officers as the Compensation Committee deems appropriate; (ii) evaluating the performance, as it relates to their compensation, of the executive officers, other than the CEO (whose performance is evaluated by the Nominating and Corporate Governance Committee and the Board of Directors), and such other senior officers as the Compensation Committee deems appropriate; (iii) overseeing the administration and the approval of grants and terms of equity awards under our equity-based compensation plans; (iv) reviewing and approving other compensation plans as the Compensation Committee deems appropriate; (v) general oversight of risks associated with our compensation policies and practices; and (vi) approving and/or recommending for review and approval by the Board compensation for members of the Board, and each committee thereof. The Board and Compensation Committee may delegate limited authority to executive officers or other directors of the Company to grant equity awards to non-executive officers. Currently, our Senior Vice President, Human Resources, has been delegated such authority, subject to the terms, conditions and limitations previously approved by the Compensation Committee and the Board, with each of the President and Chief Executive Officer and the Chief Financial Officer authorized to serve as an alternate to the Senior Vice President, Human Resources.

2022 Key Focus Areas

- Human capital management, including talent development, retention and succession planning
- Compensation program design structure, including appropriate metrics and goals for the Short-Term Cash Incentive Program and Performance Stock Units
- Allocation of fiscal 2022 STIP
- Executive compensation and pay-for-performance alignment
- Compensation risk assessment

Nominating and Corporate Governance Committee



Ms. Crawford
(Chair)

Members
Mr. Garrett
Dr. Hantson
Mr. Nawana

FY2022 Meetings
4

The Nominating and Corporate Governance Committee is responsible for recommending to the Board potential candidates for director and considering various corporate governance issues, including evaluating the performance of the Board and its committees, developing and periodically reviewing our Corporate Governance Guidelines, reviewing and recommending to the Board any changes to the committee charters, recommending the composition and chair of our Board committees, monitoring compliance with our stock ownership guidelines, evaluating the performance of our CEO annually, leading the succession planning and process for our CEO and oversight of ESG matters and reporting. The Nominating and Corporate Governance Committee also considers suggestions regarding possible candidates for director as described under "Stockholder Recommendations" on page 22.

2022 Key Focus Areas

- CEO succession planning
- Board and Committees composition and assessment
- Stockholder engagement
- Sustainability
- Governance structures and best practices

Board Practices, Processes and Policies

Director Orientation and Continuing Education

When a new director joins the Board, or just before joining (assuming entry into a confidentiality agreement), he or she is provided with a business briefing book, which gives an overview of Hologic and its businesses, products, markets, strategic plans, and risks. Once elected to the Board, the new director generally has the opportunity to have individual meetings with members of the senior management team. They also receive a governance handbook, which includes general Board information, Board committee charters, the Company's charter and Bylaws and all of the Company's governance policies. Directors also have opportunities for continuing education, including access to third-party programs as well as regular presentations at Board meetings.

Meetings of the Board and its Committees

The Board met six times during the fiscal year ended September 24, 2022 and each of our directors attended at least 83% of the total number of meetings of the Board and all committees of the Board on which he or she served, with no director missing more than one meeting. In fiscal 2022, overall attendance for our directors at all Board and committee meetings was approximately 94% and 100%, respectively. During fiscal 2022, the independent directors of the Board met in executive session during each of the Board's regular quarterly meetings and at such other Board and committee meetings as the independent directors elected.

Attendance by Directors at the Annual Meeting of Stockholders

Our Board has scheduled a Board meeting in conjunction with the Annual Meeting of Stockholders. Our directors are encouraged to attend the Annual Meeting of Stockholders each year. Last year, all eight of our directors who were nominated for election attended the Annual Meeting of Stockholders held on March 10, 2022.

Code of Ethics

Pursuant to Section 406 of the Sarbanes-Oxley Act of 2002, we have adopted a Code of Ethics for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer and controller, and other persons performing similar functions. The Company's Code of Conduct applies to all directors, officers and employees. The Company requires all of its directors, officers and employees to adhere to the Code of Conduct in addressing legal and ethical issues that they encounter in the course of doing their work. The Code of Conduct requires our directors, officers, and employees to avoid conflicts of interest, comply with all laws and regulations, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interest. All newly hired employees are required to certify that they have reviewed, understand and agree to comply with the Code of Conduct. Our Code of Ethics for Senior Financial Officers is publicly available on our website at **investors.hologic.com** as Appendix A to our Code of Conduct.

Certain Relationships and Related-Party Transactions

As provided in its charter, the Audit and Finance Committee reviews and approves related-party transactions (unless such review and approval has been delegated to another committee consisting solely of disinterested independent directors). The non-exclusivity of this delegation provides the Board with flexibility to address the particular circumstances of any related-party transaction. Additionally, if one or more members of the Audit and Finance Committee are otherwise conflicted, or for any other reason, the Board reserves the right to establish a separate committee of disinterested independent directors to review a particular transaction. Regardless of the deliberative body of disinterested independent directors reviewing a related-party transaction, the standard applied in reviewing such transaction is whether the transaction is on terms no less favorable to the Company than terms generally available from an unaffiliated third party under the same or similar circumstances. The Board generally considers related-party transactions to be those transactions that are required to be disclosed pursuant to Item 404 of Regulation S-K. Pursuant to the policy, the Audit and Finance Committee reviews and considers relevant facts and circumstances in determining whether or not to approve or ratify such a transaction.

The Audit and Finance Committee reviewed and approved one transaction with respect to fiscal 2022 that qualified as a related-party transaction. The stepson of Sally Crawford, a member of our Board, is employed by the Company as an IT Business Analyst. Ms. Crawford was not involved in the hiring of Peter Wells. Mr. Wells earned approximately $148,800 in annual compensation during fiscal 2022 and participated in the Company's standard benefit plans which was commensurate with his peers' compensation and established in accordance with the Company's compensation practices applicable to all employees with equivalent qualifications, experiences, and responsibilities. He did not serve as an executive officer of the Company during this period and did not have a key Company-level strategic role within the Company, in that he did not drive the strategy or direction of the Company, nor was he personally accountable for the Company's financial results.

Director Compensation

Compensation Structure

The Board of Directors has a compensation structure consisting of a cash retainer, an annual equity award and, for some positions, a supplemental cash retainer, as described below. As with our executive compensation program, the director compensation program emphasizes equity incentives. This reflects our belief that equity awards serve to align the interests of our directors with those of our stockholders.

Benchmarking

The Compensation Committee, in conjunction with the Board, annually reviews compensation paid to non-employee directors and makes recommendations for adjustments, as appropriate. In December 2021, the Compensation Committee recommended, and the Board approved a $10,000 increase in the Board equity grant (from $210,000 to $220,000) that took effect in the second quarter of fiscal 2022. This compensation change, which was recommended by and reviewed with the Compensation Committee's independent compensation consultant, brought the Board's compensation closer to the market median.

In December 2022, the Compensation Committee reviewed the current compensation structure for non-employee directors, considered advice from its independent compensation consultant and recommended further increasing the equity grant to all directors by $10,000 (from $220,000 to $230,000) to more closely align with the market median. The Board approved the recommendation, which is effective upon the date of the Annual Meeting.

The Company reimburses all directors for reasonable travel expenses incurred in connection with Board and committee meetings and offers private air travel for meetings as may be necessary. We also extend coverage under our directors' and officers' indemnity insurance policies and have entered into our standard form of Indemnification Agreement with each director. We do not provide any other benefits, including retirement benefits or perquisites, to our non-employee directors.

Cash Retainers

Non-employee Directors

Cash retainers are paid quarterly at the beginning of each quarter. In fiscal 2022, the non-employee director annual cash retainer was $90,000.

Committee Members

In fiscal 2022, there were no supplemental cash retainers for committee membership.

Lead Independent Director

In fiscal 2022, the Lead Independent Director received a $40,000 supplemental cash retainer, which is paid quarterly at the beginning of each quarter.

Committee Chairs

Audit and Finance Committee

The Chair of the Audit and Finance Committee received a supplemental annual cash retainer of $25,000, one-fourth of which was paid each quarter.

Compensation Committee

The Chair of the Compensation Committee received a supplemental annual cash retainer of $20,000, one-fourth of which was paid each quarter.

Nominating and Corporate Governance Committee

The Chair of the Nominating and Corporate Governance Committee received a supplemental annual cash retainer of $15,000, one-fourth of which was paid each quarter.

Equity Awards

Board Members

In fiscal 2022, each non-employee director received an annual equity grant having a value of $220,000 on the date of the grant, with the number of shares determined under U.S. generally accepted accounting principles (GAAP). Of this award, $110,000 consisted of restricted stock units (RSUs) and $110,000 consisted of options to purchase common stock of the Company. The RSUs and options are granted on the date of each Annual Meeting and vest on the date of the next year's Annual Meeting; options have a term of ten years. A non-employee director who joins the Board after the date of an Annual Meeting receives a pro-rated grant based on the number of days served through the next Annual Meeting. Each of our non-employee directors elected at our Annual Meeting in March 2022 received an annual equity grant. In December 2022, the Compensation Committee reviewed the current compensation structure for non-employee directors, considered advice from its independent compensation consultant and recommended increasing the equity grant to all directors by $10,000 (from $220,000 to $230,000). The Board approved the recommendation which is effective upon the date of the Annual Meeting.

Stock Ownership Guidelines

We believe that stock ownership by our non-employee directors aligns the interests of our directors with the long-term interests of our stockholders. Accordingly, the Company has significant stock ownership guidelines in place requiring each non-employee director to own shares having a value equal to five times annual base cash retainer. Each non-employee director is expected to meet this ownership guideline within five years of his or her election to the Board. For purposes of meeting these guidelines, only the value of shares which are issued and outstanding, or RSUs which have vested but as to which settlement has been deferred, will be counted. No unvested RSUs or outstanding options (regardless of whether or not vested) are credited towards the ownership goals. All our non-employee directors who have been subject to the guidelines for five years have met or exceeded the guidelines.

The following table sets forth the compensation paid to our non-employee directors for service on our Board during the fiscal year ended September 24, 2022. Compensation for Stephen P. MacMillan, our Chairman, President and Chief

Executive Officer, is set forth in the Summary Compensation Table on page 72. Mr. MacMillan does not receive any additional compensation for his service as a director. Additionally, Stacey D. Stewart was appointed to our Board in fiscal 2023 and thus did not receive any compensation in fiscal 2022.

2022 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Sally W. Crawford	145,000	109,988	109,989	364,977
Charles J. Dockendorff	115,000	109,988	109,989	334,977
Scott T. Garrett	110,000	109,988	109,989	329,977
Ludwig N. Hantson	90,000	109,988	109,989	309,977
Namal Nawana	90,000	109,988	109,989	309,977
Christiana Stamoulis	90,000	109,988	109,989	309,977
Amy M. Wendell	90,000	109,988	109,989	309,977

[1] *The value of Stock Awards and Option Awards represents the grant date fair value of such award. The fair value of Stock Awards, which are RSUs, is based on the closing price of our common stock on the grant date. The fair value of Option Awards, which are stock options, is determined by use of a binomial lattice model. For a detailed description of the assumptions used to calculate the grant date fair value of stock options, see Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 24, 2022.*

The following table sets forth the aggregate number of Stock Awards and Option Awards (representing unexercised option awards, both exercisable and unexercisable, and unvested RSUs) held at September 24, 2022 by each person (other than Mr. MacMillan and Ms. Stewart) then serving as a director.

Name	Number of Units of Stock that have not Vested (#)	Number of Shares Subject to Option Awards Held (#)
Sally W. Crawford	1,565	58,111
Charles J. Dockendorff	1,565	37,140
Scott T. Garrett	1,565	55,001
Ludwig N. Hantson	1,565	26,205
Namal Nawana	1,565	32,857
Christiana Stamoulis	1,565	55,001
Amy M. Wendell	1,565	40,060

Executive Officers

Executive officers are chosen by and serve at the discretion of the Board. Set forth below are the names and ages of our executive officers, as of January 11, 2023, along with certain biographical information for all but Stephen P. MacMillan, our Chairman, President and Chief Executive Officer. For Mr. MacMillan's biographical information, please see page 23.

Name	Age	Title
Stephen P. MacMillan	59	Chairman, President and Chief Executive Officer
Karleen M. Oberton	53	Chief Financial Officer
Erik S. Anderson	41	Division President, Breast & Skeletal Health Solutions
John M. Griffin	62	General Counsel
Elisabeth (Lisa) A. Hellmann	54	Senior Vice President, Human Resources and Corporate Communications
Essex D. Mitchell	43	Division President, GYN Surgical Solutions
Kevin R. Thornal	49	Group President, Global Diagnostic Solutions
Jan Verstreken	55	Group President, International

MS. OBERTON



Chief Financial Officer

Ms. Oberton became our Chief Financial Officer in August 2018. She joined Hologic in 2006 as corporate controller and was promoted to Chief Accounting Officer in 2015. Before joining Hologic, Ms. Oberton served as senior corporate controller of Immunogen from 2004 to 2006. Prior to that, she was an Audit Senior Manager in Ernst & Young's Life Science practice and in Arthur Andersen's High Technology practice. Ms. Oberton was an active Certified Public Accountant for more than 18 years and holds a Bachelor of Science in Business Administration from Merrimack College. She is a member of Merrimack College's Leadership Council.

MR. ANDERSON



Division President, Breast and Skeletal Health Solutions

Mr. Anderson was promoted to President, Breast & Skeletal Health Solutions in September 2022. He joined Hologic's Breast & Skeletal Health Division in 2014 as Regional Sales Manager for the Upper Midwest, then was promoted to Area Business Director. In August 2017, Mr. Anderson took over as Vice President of Sales for Hologic's Medical Aesthetics business ("Cynosure"). Mr. Anderson led the business while also leading Hologic's divestiture of Cynosure and its transition to new ownership in December 2019. Mr. Anderson rejoined Hologic as Vice President, Global Service Initiative and Breast & Skeletal Health Field Service/Technical Support in early 2020, and was promoted to President, Global Services in August 2021. Prior to joining Hologic, Mr. Anderson worked at ImpediMed and Stryker Instruments. He has a bachelor's degree in Marketing from Iowa State University.

MR. GRIFFIN



General Counsel

Mr. Griffin joined us in February 2015 as General Counsel with nearly 30 years of experience across a broad spectrum of legal matters. Mr. Griffin worked at Covidien from 2000 to 2015 where he most recently served as Vice President, Deputy General Counsel. Previously, from 1994 to 2000, Mr. Griffin served as Assistant United States Attorney in Boston, Massachusetts, and prosecuted complex criminal cases. He began his career at Nutter, McClennen & Fish in Boston. Mr. Griffin currently serves on the board of directors for Por Cristo in Boston and New England Legal Foundation. He also serves as Treasurer and on the Board of Directors for Health Care Volunteers International. He has a Juris Doctor degree from Harvard Law School and a Bachelor of Arts in political science from Columbia University.

MS. HELLMANN



Senior Vice President, Human Resources and Corporate Communications

Ms. Hellmann was promoted to Senior Vice President, Human Resources in June of 2021 and assumed responsibility for corporate communications in early fiscal 2022. Previously, she had served as both Vice President of Human Resources for Hologic's Diagnostics division and Head of Global Internal Communications since 2017. As a strategic and trusted partner to her customers and colleagues, she helps build and sustain high-performing teams through a positive employee experience, organizational effectiveness, and a strong company culture. Before re-joining Hologic in 2017, Ms. Hellmann was Chief People Officer of NAVICAN Genomics, a cancer services company, from January 2017 to August 2017 and prior to that, she held various HR positions of broad and increasing responsibility at Gen-Probe Incorporated and other innovative biotech companies and laboratories. She earned a BA in Human Biology from Stanford University and a master's degree in Global HR Leadership from Rutgers University.

MR. MITCHELL



Division President, GYN Surgical Solutions

Mr. Mitchell was promoted to Division President, GYN Surgical Solutions in August 2020, after joining the Company in September 2017 as Vice President of Sales and Commercial Excellence for the GYN Surgical division. Mr. Mitchell has over 16 years of medical device and pharmaceutical experience. From 2006 to 2017, he worked for Stryker Corporation, where he held various commercial roles of increasing responsibility, leading sales and marketing in multiple divisions during his tenure. Prior to his career in healthcare, Mr. Mitchell played professional football in both the National and Canadian Football Leagues. He received his BS in Business Administration from the Fisher College of Business at The Ohio State University.

MR. THORNAL



Group President, Global Diagnostic Solutions

Mr. Thornal became the President of our Diagnostics Solutions Division in July 2019 and was promoted to Group President, Global Diagnostic Solutions in April 2022. He joined Hologic in 2014 as Vice President, Customer Experience, Field Service and Clinical Applications for the Breast and Skeletal Health division. He transitioned to Vice President, Breast and Skeletal Health for the Europe, Middle East and Africa region in early 2016, and was promoted to President of Hologic's Medical Aesthetics Division in July 2017. Prior to joining Hologic, Mr. Thornal worked at Stryker from 2004 to 2014 in positions of increasing responsibility in sales, marketing, and mergers and acquisitions. Throughout his career, he has established a track record of leading businesses that deliver strong growth and commercial excellence. Mr. Thornal previously played professional football, including a short stint with the Atlanta Falcons. He holds a Bachelor of Arts in History, with minors in English and Secondary Education, from Southern Methodist University.

MR. VERSTREKEN



Group President, International

Mr. Verstreken has been Group President, International since October 2020; prior to that, he served as Regional President, Europe Middle East, Africa (EMEA), Canada and Latam. He joined Hologic in January 2017 with more than 25 years of experience, primarily at Teleflex. He served as President of Asia Pacific (APAC) for Teleflex from 2013 to 2016, and from 2009 to 2013 was Regional Vice President and General Manager, EMEA. Mr. Verstreken has broad experience creating and developing strong distribution channels while building aligned teams in a global, matrix organization. He also has been involved in mergers and acquisitions, leading a number of major integrations. In 1992, he co-founded Access Medical SA, a provider of specialized laparoscopic surgical devices that was later acquired by Teleflex. He holds a Bachelor of Marketing degree from the Hoger Handels Instituut in Turnhout, Belgium, and has completed leadership coursework at the Thunderbird School of Global Management and the Levinson Institute at Harvard.

Proposal No. 2 – Non-Binding Advisory Vote to Approve Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the provisions of Section 14A of the Exchange Act, require that we provide our stockholders with the opportunity to vote to approve, on a non-binding advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the SEC. Our Board has determined to provide our stockholders this opportunity on an annual basis.

As described in the Compensation Discussion and Analysis (the CD&A), our executive compensation philosophy is to provide appropriate competitive compensation opportunities to our executives with actual pay outcomes heavily influenced by the achievement of Company performance targets and individual performance objectives (in other words, "pay for performance") in support of our business strategy and creation of long-term stockholder value. The Company's management team embraces a performance culture and is focused on driving growth of the business. Over the past nine years, under the guidance of a focused and motivated senior management team, we have built a sustainable growth company, our stock price has increased 182% and the engagement of our employees has also increased significantly.

As you review our "say-on-pay" proposal, we encourage you to consider

- Our financial performance was strong despite continued unpredictability driven by macro-economic uncertainty, supply chain constraints and the ongoing COVID-19 pandemic.

- We believe Hologic is a much stronger company today than prior to the COVID-19 pandemic. Driven by growth in our core women's health franchises, a significantly larger Panther installed base, international expansion, and strategic acquisitions completed over the past two years, we believe we have more growth drivers across our business than ever before.

- Since March 2020, Hologic has shipped more than 199 million SARS-CoV-2 virus tests worldwide, making us a leader in helping communities and countries better manage the impact of the virus. We have also committed to multi-year, multi-million-dollar initiatives to elevate the status of women's health and work to reduce disparities in breast, cervical and gynecologic healthcare.

- We believe that our NEOs' compensation is aligned with our performance, motivating high performance among our NEOs within an entrepreneurial, incentive-driven culture and reflecting overall target compensation that is competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for business and talent.

- We take our 2021 and 2022 say-on-pay vote results very seriously and increased our engagement with our stockholders and have made changes to our executive compensation program in recent years, in particular to PSU performance periods, to incorporate the feedback; and **based on our most recent discussions with our largest stockholders, they have communicated an endorsement of our annual compensation program as it has evolved**.

Our Compensation Committee continually evaluates the design and direction of our compensation structure and each year, we take into account the result of the "say-on-pay" vote cast by our stockholders. In recent years, following stockholder feedback, our say-on-pay vote results and issues raised by proxy advisory firms, we have taken a number of actions, including those described below, which we believe demonstrate our Board's responsiveness and commitment to incorporating stockholder feedback as we review our governance and compensation structure.

Overall, following our actions, our meetings have been positive and productive with our stockholders communicating support for our compensation programs. Although we did not hear common themes, consistent suggestions or any areas of concern on compensation matters during this year's annual stockholder outreach, we value all stockholder feedback we receive, and as in previous years, the management team provided detailed feedback on the meetings to our Lead Independent Director as well as to our Compensation Committee and Nominating and Corporate Governance Committee. Our Compensation Committee continues to regularly evaluate our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders and considers the varied perspectives as it continues to design and evolve our executive compensation program. The full Board is also updated on feedback received. Through this dialogue with investors, we received additional validation on the design of our executive compensation program and the compensation-related actions we continue to take to support our employees. For additional context, see below for information about our discussions with investors on governance and executive compensation matters in recent years.

Below is a summary of the feedback we received through our fall 2021 investor engagement program and how we responded.

By way of background, at our 2021 Annual Meeting of Stockholders, we saw a decline, compared to the prior year, in say-on-pay approval (69% approval). We believe the decrease was driven by one-year performance measurement periods on certain PSU awards granted in fiscal 2020 and fiscal 2021 and benefits offered to a former executive officer in connection with his retirement, as well as a special bonus awarded to the executive officer who spearheaded our exceptional COVID-19 pandemic response. Regarding the PSU awards, the ROIC and TSR performance measures prior to fiscal 2021 included a three-year performance period. In light of uncertainty resulting from the COVID-19 pandemic, we made a conscious decision for fiscal 2021 to change the ROIC performance period from three years to one year (with a three-year service requirement) and to keep the TSR performance period at three years. Our consistent practice has been not to adjust or change PSU performance measures following PSU grants, whether based on business results or outside impacts (such as a pandemic). To continue this practice, changing the ROIC performance period to one year for fiscal 2021 was, in our judgment, the right decision for management and our stockholders given the unknown impact from the COVID-19 pandemic. Our expectation was to revisit the ROIC performance period in future years and to return to the three-year period, as appropriate.

What We Heard	**Our Response**
The majority of investors we spoke with during our annual outreach viewed our one-year performance measurement periods on PSUs as their most significant area of concern surrounding our compensation program. Although they understood the temporarily shortened performance periods in response to the pandemic, they preferred we use multi-year performance periods.	In response to the concerns expressed regarding one-year performance measurement periods on PSUs, the PSU awards granted in November 2021 with respect to the 2022 fiscal year and future fiscal years contain three-year performance periods for all performance measures, and no PSU awards contain a one-year measurement period. **All investors with whom we spoke, representing approximately 43% of our outstanding shares, supported the significant PSU design changes we made for fiscal year 2022, with investors commenting that they appreciated the responsiveness and the changes alleviated specific concerns they raised with us in connection with our say-on-pay vote at our 2021 Annual Meeting of Stockholders.**
A limited number of our stockholders, but primarily proxy advisory firms, commented that they generally prefer relative TSR metrics that require above peer median performance for target payouts with a cap on payouts if absolute TSR is negative.	While the Compensation Committee evaluated setting the target to above median, the Compensation Committee decided to maintain our current target, but implement a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. In evaluating the relative TSR metric for our PSUs, the Compensation Committee noted that nearly all of our peer group with a relative TSR metric require performance at the median.
The majority of investors we spoke with did not raise concerns with our original approach in fiscal 2020 to the retirement benefits to our former executive officer and the special bonus to an executive officer. Generally, the investors who we spoke with appreciated that nothing about fiscal year 2020 was ordinary and that Hologic was faced with many unexpected challenges and through the guidance, adaptability and commitment of its leaders, was able to grow as a company. A few investors raised concerns or questions whether our fiscal year 2020 compensation practices reflected a policy change	**We discussed with stockholders and included in our 2022 proxy statement that such retirement benefits, which recognized our former executive's age, tenure and outstanding contributions to Hologic, and special bonus, which recognized the efforts of our executive officer who spearheaded our exceptional COVID-19 pandemic response, were extraordinary in nature and did not reflect a policy change, nor were we expecting to make them in the future.** Following that discussion, the investors we spoke with did not raise additional specific concerns around our approach to retirement benefits and

regarding the Board's or the Compensation Committee's view towards retirement benefits or special bonuses and would become routine.

special bonuses, and they appeared satisfied with our approach. As noted, the discussion on those topics constituted a small portion of our outreach conversations because most investors did not initially raise concerns or questions on them. **Further, as discussed below regarding our fall 2022 investor outreach, no investor raised any concerns regarding the fiscal year 2020 retirement benefits to our former executive officer or the special bonus to an executive officer.**

Investors appreciated seeing our progress on ESG disclosure and encouraged us to continue to publish an annual sustainability report and to look to include additional environmental targets and metrics where possible.

We published our third annual sustainability report in February 2022, which included new environmental goals following the achievement of the previous targets we set in 2016. We also, for the first time, disclosed data pertaining to electricity, waste and water consumption.

Below is a summary of the feedback we received through our fall 2022 investor engagement program and how we responded.

At our 2022 Annual Meeting of Stockholders, we saw a small increase, compared to the prior year, in our say-on-pay vote approval to 70.47%. While say-on-pay is a key indicator of stockholder feedback, we were disappointed that we did not see a higher level of support for our say-on-pay vote approval at the 2022 Annual Meeting, since based on our discussions with our largest stockholders, we believed they continued to support our compensation program as it has evolved and did not express concerns of responsiveness following our say-on-pay vote at our 2021 Annual Meeting of Stockholders. That said, following the results of our say-on-pay vote approval at the 2022 Annual Meeting, we conducted a more extensive outreach initiative directed at our top 20 institutional investors, representing approximately 55% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. For this year, the investors we reached out to indicated they were satisfied with our executive compensation program, did not have concerns they wished to share with us, or did not respond. For the investors we spoke to as part of our annual outreach, they understood and supported our overall executive compensation program design and felt our stockholder outreach, the significant changes we made to our compensation program and the previous confirmation of our view on retirement benefits and special bonuses addressed any specific concerns they raised, along with historical proxy advisory firm areas of concern. See also Stockholder Engagement on page 15 of this proxy statement.

What We Heard	Our Response
Questions were raised by Institutional Shareholder Services, Inc. ("ISS") about our Board's responsiveness to our say-on-pay approval of 69% at our 2021 Annual Meeting of Stockholders.	In fall 2022, we conducted a more extensive outreach initiative directed at our top 20 institutional investors, representing approximately 55% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. Based on all of our discussions with our stockholders, they communicated support for our compensation program as it has evolved, did not express concerns of responsiveness and appreciated the significant changes we made to our compensation program to address all of the investor feedback we heard, along with certain historical ISS areas of concern.
Investors appreciated our continued use of three-year performance periods for each performance metric applicable to our PSU awards.	We value the feedback and reiterated that our Board understood the historical concerns expressed regarding one-year performance measurement periods on PSUs and for PSU awards granted starting in November 2021 with respect to the 2022 fiscal year and future fiscal years, ROIC, relative TSR and adjusted FCF are each measured over a three-year performance period, with no PSU awards containing a one-year measurement period.
One of our top five investors commented that: "they had no material concerns with our executive compensation	We continue to believe that positive, two-way dialogue builds informed relationships that promote transparency

program'' and recognized the ''positive changes'' we made to our compensation program and were ''supportive'' of our executive compensation program.

and accountability and our Board continues to consider stockholder perspectives, as well as the interests of all stakeholders, when overseeing and formulating governance practices and designing compensation programs.

Investors appreciated hearing about our ESG initiatives, in particular our social initiatives.

We directed investors to (i) the second annual findings of our Hologic Global Women's Health Index, a survey measuring the experiences of the world's women and girls, (ii) the expansion of our Global Access Initiative, bringing high quality molecular diagnostic testing at affordable pricing to underserved communities and regions, and (iii) our investment in Project Health Equality to champion underserved women through greater awareness of the importance of preventative care, world-class clinical resources, access to care at strategic locations and culturally informed research. We continue to be committed to using our strong revenue growth and profits to fund key social initiatives that, in turn, we believe will help us promote effective health policy and increase access to our products, ultimately benefiting more women.

Investors were interested to hear more around the addition of Ms. Stewart to our Board.

We provided disclosure around the composition of our current Board and the skills we consider important for our directors to have as well as our process for identifying and evaluating potential director candidates, including a focus on character, reputation, and personal integrity, as well as candidates who reflect diverse backgrounds, including diversity of race, gender, ethnicity, culture and geography.

We are asking our stockholders to indicate their support for our NEO compensation as described in this proxy statement. This proposal, commonly known as a ''say-on-pay'' proposal, gives you as a stockholder the opportunity to express your views on our NEOs' compensation. This vote is not intended to address any specific element of our compensation programs, but rather to address our overall approach to the compensation of our NEOs described in this proxy statement. To that end, we ask our stockholders to vote ''FOR'' the following resolution at the Annual Meeting:

RESOLVED, that stockholders of Hologic, Inc., hereby approve the compensation paid to the Company's named executive officers, as described in this proxy statement under the ''Compensation Discussion and Analysis'' section, the ''Executive Compensation Tables'' section and other narrative disclosure contained therein, pursuant to the SEC's compensation disclosure rules.

Because your vote is advisory, it will not be binding upon the Company, the Compensation Committee or our Board. However, the Company values the opinions expressed by stockholders in their vote on this proposal and the Compensation Committee will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on this proposal at the Annual Meeting. Abstentions and broker ''non-votes'' will not have any effect on the proposal to approve executive compensation as disclosed in this proxy statement.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote ''**FOR**'' the approval of this resolution. Management proxy holders will vote all duly submitted proxies FOR approval unless instructed otherwise.

Compensation Committee Report

We, the Compensation Committee of the Board of Directors of Hologic, Inc., have reviewed and discussed the Compensation Discussion and Analysis (CD&A) set forth below with management of the Company, and based on such review and discussion, recommended to the Board that the CD&A be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K.

Compensation Committee
Scott T. Garrett, *Chair*
Sally W. Crawford
Ludwig N. Hantson
Namal Nawana

Compensation Discussion and Analysis

In this Compensation Discussion and Analysis section (CD&A), we describe the executive compensation program for our CEO, CFO and our three other most highly compensated executive officers serving as of September 24, 2022 (collectively, our named executive officers, or NEOs). We also explain how the Compensation Committee determined the pay of our NEOs and its rationale for specific decisions related to fiscal 2022 compensation. As a reminder, our fiscal year ends on the last Saturday in September. Fiscal 2022 began on September 26, 2021 and ended on September 24, 2022.

Our Named Executive Officers for Fiscal 2022

Name	Title
Stephen P. MacMillan	Chairman, President and Chief Executive Officer (CEO)
Karleen M. Oberton	Chief Financial Officer (CFO)
John M. Griffin	General Counsel
Kevin R. Thornal	Group President, Global Diagnostic Solutions
Jan Verstreken	Group President, International

Executive Summary

2022 Business Strategy & Performance Highlights

Hologic had an exceptional year in fiscal 2022, driven by the strong performance of our Molecular Diagnostics and Surgical businesses, and our continued contributions to the fight against the COVID-19 pandemic.

We significantly exceeded our financial goals overall, although total revenue and EPS were down compared to fiscal 2021, as expected. Both decreases were driven primarily by lower COVID assay sales, and lower sales of capital equipment in our Breast Health division as a result of global semiconductor supply chain shortages. Total revenue decreased 13.7%, or 12.3% in constant currency, to $4.86 billion. GAAP diluted earnings per share (EPS) were $5.13, a decrease of 28.8% versus the prior year, while adjusted EPS were $6.02, down 28.4% compared to fiscal 2021.[1] Notably, our Molecular Diagnostics business grew 10.2%, excluding COVID-19 revenue on an organic, constant currency basis, and our Surgical business grew 8.3% in constant currency.

Cash flow continued to be strong in fiscal 2022. Operating cash flow was $2.13 billion, a decrease of 8.8% compared to fiscal 2021, yet remained significantly above pre-COVID levels. Similar to revenue and EPS, cash flow was lower compared to the prior year, driven by lower COVID assay revenue and lower capital equipment revenue in Breast Health. As a result of our robust cash flow, in fiscal 2022, we repurchased 7.7 million shares of our own stock for $542 million, reflecting great confidence in our future.

We believe Hologic is a much stronger company today than prior to the pandemic. Driven by growth in our core women's health franchises, a significantly larger Panther installed base, international expansion, and strategic acquisitions completed over the past two years, we have more growth drivers across our business than ever before. As we look ahead, we expect each of our core franchises – Diagnostics, Breast and Skeletal Health, and Surgical, to produce low double-digit organic top line growth for fiscal 2023, excluding the impact of COVID-19. Further, with our strong cash flow, we plan to continue to prioritize tuck-in M&A opportunities and share repurchases.

Finally, our commitment to our Purpose, Passion and Promise remains at the center of all that we do at Hologic. Our dedication to helping more women, while strategically investing in our business to deliver innovative, life-changing technologies remains steadfast. These technologies power our perpetual cycle of reaching and helping more patients around the world, all while delivering value and strong financial results for our shareholders.

---

[1] *The definition of non-GAAP adjusted EPS as used as a performance measure in our Short-Term Incentive Plan and a reconciliation of non-GAAP adjusted EPS to GAAP EPS is provided in Annex A to this proxy statement.*

Diagnostics

Diagnostics revenue decreased 18.3% (16.8% in constant currency) to $3.02 billion, driven primarily by lower COVID assay sales as COVID testing declined from fiscal 2021.

As expected, as COVID testing declined, sales of our non-COVID testing menu returned. Both core-STI assays and newer assays, including our BV CV/TV vaginosis panel and virology menu, led the way. Rounding out Diagnostics, our ThinPrep cervical cancer test remains the leader in the U.S. liquid cytology market.

In Molecular Diagnostics, our Panther installed base is now nearly 3,250 Panthers strong, a significant increase compared to the 1,700 instruments installed in the field when we exited fiscal 2019.

With Panther, laboratory customers are leveraging our broad assay menu and consolidating their testing on our platform. Nearly 33% of our U.S. Diagnostics customers are running at least four assays and nearly 55% of new customers globally, those added after April 2020, are running at least two other assays in addition to COVID.

Finally, Biotheranostics, a 2021 acquisition and leader in molecular tests for breast and metastatic cancers, is adding strong top-line growth for the division, as planned.

Breast Health

Breast Health revenue declined 9.2% (8.1% in constant currency) to $1.23 billion, driven primarily by constrained mammography gantry supply.

As the COVID-19 pandemic forced shutdowns of communities, cities and countries, supply chains across the globe were severely impacted.

As well documented throughout 2022, the semiconductor chip industry was acutely impacted by both labor and material shortages, creating substantial supply chain disruptions.

These disruptions directly impacted our Breast Health business, ultimately causing a shortfall in the gantries available to supply to our customers. While demand for our gantries remained strong, due to constrained supply in fiscal 2022, we faced a revenue headwind of approximately $250 million.

As we look ahead to fiscal 2023, we expect the gantry supply headwind to gradually subside throughout the year, and the business to exit 2023 at normalized levels.

Surgical

GYN Surgical revenue grew 7.1% (8.3% in constant currency) to $523 million.

Our MyoSure procedure for hysteroscopic tissue removal and our NovaSure procedure for endometrial ablation continue to lead their respective categories and improve women's lives worldwide. In fiscal 2022, Surgical sales growth was driven by both our MyoSure and our Fluent Fluid Management Systems.

In addition, our laparoscopic portfolio, including the Acessa radiofrequency ablation procedure and Bolder advanced energy vessel sealing tools, demonstrated strong signs of progress as access to physicians increased when COVID restrictions subsided. We expect these products to continue driving growth in fiscal 2023 and beyond.

International

International revenue, which includes sales from all our divisions, declined 19.4% (14.8% in constant currency) to $1.40 billion.

Similar to our worldwide results, the decline in International revenue was driven primarily by lower COVID assay sales and lower mammography gantry sales as a result of constrained supply.

Our strong COVID response, acquisitions, and social initiatives like the Hologic Global Women's Health Index continue to act as a tailwind to our International business.

We remain excited about the international opportunity ahead. We are confident that our strong management teams, enhanced capabilities and elevated profile will power top-line growth and profitability for years to come.

> **Leaning into our Passion, Purpose and Promise**
>
> During Mr. MacMillan's tenure at Hologic, he has led the Company through a period of dramatic transformation and revitalization, continued market share gains and sustained revenue growth. Leaning in to our Passion, Purpose and Promise has led to consistent growth in our base businesses, directly impacted our stock performance and total shareholder return (TSR), as reflected below in particular over the last three fiscal years and since the appointment of Mr. MacMillan as CEO, and allowed us to make a bigger social impact on the world.

Relative Historical Stock Performance



Legend: Hologic (HOLX-US) — S&P 500 (SPX-CBO)

Total Shareholder Return (TSR)

-17.7%
FY22 TSR

$76.48 ▶ $62.98
9/24/2021 — 9/23/2022

26.9%
Three-Year TSR
FY20-FY22

$49.61 ▶ $62.98
9/27/2019 — 9/23/2022

+182.5%
TSR since Mr. MacMillan's
appointment as CEO

$22.29 ▶ $62.98
12/6/2013 — 9/23/2022

Fiscal 2022 Executive Compensation Highlights

In establishing the executive compensation program for fiscal 2022, the Compensation Committee continued to focus on pay for performance and competitive pay, with an emphasis on total direct compensation.

EMPHASIS ON PERFORMANCE-BASED TOTAL DIRECT COMPENSATION

The components of Total Direct Compensation (TDC) are Base Salary, Short-Term Incentives, Long-Term Incentives and Deferred Compensation Awards.

- **Short-Term Incentives** take the form of annual cash bonuses under our Short-Term Incentive Plan (STIP), which are paid only if the Company achieves adjusted revenue and adjusted earnings per share (EPS) performance above a pre-determined threshold.

- **Long-Term Incentives** take the form of equity awards which are granted under our Long-Term Equity Incentive Plan (LTIP) based on performance and, in the case of performance stock units (PSUs), vest only if the Company achieves return on invested capital (ROIC), relative total shareholder return (TSR), and/or adjusted free cash flow (FCF) above pre-determined thresholds.

- **Deferred Compensation** takes the form of a cash award under our Deferred Compensation Plan (DCP) which vests over three years and is awarded based on Company performance under the STIP as well as individual performance.

The charts below, which show the TDC of our CEO and our other NEOs for fiscal 2022, illustrate that a majority of NEO TDC is performance based (91.4% for our CEO and an average of 79.8% for our other NEOs). These charts include the full value of equity awards granted during fiscal 2022 and exclude the value of other benefits and perquisites.

2022 Annual Target CEO Pay
($ in millions)



2022 Annual Target Average NEO Pay
($ in millions)



PERFORMANCE MEASURES LINK TO STRATEGY

In setting performance measures for the incentive compensation plans, the Committee first considers the Company's strategy, contemplating the Company's long- and short-term goals and how those goals are measured.

As the Company has been focused on growth as well as efficient use of capital and creating value for stockholders, the Committee determined that using the measures of adjusted revenue, adjusted EPS and ROIC were appropriate for the incentive compensation plans. These are all non-GAAP measures that are used by management to facilitate its operational decision-making and provide key insights into the Company and management's achievements. Additionally, the use of ROIC continues to be supported in discussions with stockholders. The Committee added the measure of relative TSR in fiscal 2017 to provide an external performance measure and link executive compensation directly to the creation of stockholder value. In fiscal 2020, the Committee added the measure of adjusted free cash flow (FCF). Adjusted FCF is an important metric for the Company as it seeks to continue to deploy capital efficiently with continued business development activity and share repurchases.

BALANCED APPROACH TO LONG-TERM INCENTIVES

The Committee takes a balanced approach to long-term incentives, and for fiscal 2022 annual grants:

- Determined that long-term incentive awards for executive officers would continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2021.

- Utilized relative TSR as well as ROIC and adjusted FCF as performance measures for PSUs awarded as long-term incentive compensation to provide a balanced approach with two absolute metrics (ROIC and adjusted FCF) and a relative metric (TSR).

- Divided PSU grant values evenly between PSUs subject to ROIC, relative TSR and adjusted FCF measures.

- Approved grants of stock options, RSUs, PSUs and Deferred Compensation Program (DCP) contributions in alignment with our compensation philosophy and program.

PAY-FOR-PERFORMANCE ALIGNMENT

Goal Rigor

2022 STIP

	Target	Maximum
Adjusted Revenue	Represents approximately 29.4% decrease over prior year adjusted revenue.	Represents approximately 8.6% growth over prior year adjusted revenue.
Adjusted EPS	Represents approximately 58.6% decrease over prior year adjusted EPS.	Represents approximately 5.3% decrease over prior year adjusted EPS.

Threshold adjusted revenue and adjusted EPS are generally set in line with prior year adjusted results, but fiscal year 2022 created unique difficulties as we had to factor in unpredictability regarding the future demand for SARS-CoV-2 tests to create challenging targets with maximum funding only occurring through exceptional results. The fiscal year 2022 adjusted revenue target represents an over 20% increase from the fiscal year 2020 adjusted revenue target and the fiscal year 2022 adjusted EPS target represents an over 37% increase from the fiscal year 2020 adjusted EPS target, with the fiscal year 2020 targets being the last STIP targets set prior to the COVID-19 pandemic. While fiscal year 2022 targets for adjusted revenue and adjusted EPS were lower in absolute terms compared to fiscal year 2021 results, this was due to an unprecedented year-over-year comparison, with fiscal year 2021 impacted by exceptional SARS-CoV-2-driven test revenue, which was expected to decrease in fiscal year 2022 as the COVID-19 pandemic evolved. The Compensation Committee determined that the adjusted revenue and adjusted EPS targets for fiscal year 2022 were appropriate in light of all these factors as well as macroeconomic factors, Company financial projections and the consensus view of investment analysts covering the Company. As shown in the "2022 Performance Objectives and Results" section on page 55 of this proxy statement, the maximum adjusted revenue represents over 50% performance above the target, while the maximum adjusted EPS represents over 128% performance above target, showing the exceptional results needed to achieve maximum funding (which was not achieved).

2022 PSU Awards

	Target	Maximum
ROIC	Target was set at 13% in order to motivate management to grow the business and encourage meaningful business development investments. Average ROIC for the three-year period ending in fiscal 2022 was 24.45%.	Three-year average ROIC goal of 16%.
Relative TSR	Target requires relative TSR at 50th percentile.	95th percentile is required for maximum payout.
Adjusted Free Cash Flow	Three-year cumulative target adjusted FCF of $2,800M.	Three-year cumulative adjusted FCF of $5,000M.

2022 COMPENSATION DECISIONS

- Increased base salaries for NEOs, ranging from 3.5% to 21.1% (see "Fiscal 2022 Total Direct Compensation Elements in Detail — Base Salary" for additional information), including a 3.5% increase for Mr. MacMillan.

- The funding of the 2022 STIP was based on the achievement of pre-determined adjusted revenue and adjusted EPS goals. The Company-wide STIP pool was funded at 150% in light of strong performance in our Diagnostics and Surgical Divisions and continued testing demand driven by of the COVID-19 pandemic. The STIP targets for adjusted revenue and adjusted EPS reflect challenging targets, with maximum funding occurring only through exceptional results, including extraordinary SARS-CoV-2 test demand and remarkable base business performance.

- Increased fiscal 2022 LTIP grant values for all NEOs based on fiscal 2021 performance, anticipated future performance and market competitiveness of compensation, continuing to reward for performance and drive NEO retention.

- Determined that long-term incentive awards for executive officers will continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, consistent with fiscal 2021.

- For PSUs awarded as long-term incentive compensation, determined to continue utilizing relative TSR, ROIC and adjusted FCF as performance measures, with each measure weighted equally, to provide a balanced approach with two consistent absolute metrics (ROIC and adjusted FCF) and one relative metric (TSR), with a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. The ROIC PSUs for fiscal 2022 returned to a three-year measurement period, with the three-year cliff vesting period remaining consistent with awards in previous years, and the adjusted FCF PSUs shifted from a one-year to a three-year cumulative measurement period. The target and maximum for ROIC PSUs granted in fiscal year 2022 reflect challenging targets, that we believe continue to motivate management to grow the business and encourage meaningful business development investments, while also recognizing the unpredictability regarding future demand for SARS-CoV-2 tests and macroeconomic uncertainty. The maximum target for ROIC PSUs granted in fiscal year 2022 also represents an increase of 1% over the historical maximum target for ROIC PSUs granted in fiscal years 2019 and 2020, prior to the COVID-19 pandemic. The target and maximum for FCF PSUs granted in fiscal year 2022 reflect challenging targets, that we believe continue to motivate management to drive profitable growth with strong capital discipline, while also recognizing the unpredictability regarding future demand for SARS-CoV-2 tests and macroeconomic uncertainty.

Looking Ahead to Fiscal 2023

The Committee has made several decisions relating to executive pay for fiscal 2023, including:

- Increased base salaries for NEOs, ranging from 4% to 8.3%. Mr. MacMillan's increase is 4% consistent with the total 4% merit increase funding provided Company-wide and based on his leadership and contributions to strengthen the Company's base businesses, expected future contributions and knowledge, and based on a comparative analysis of CEO compensation in our peer group and survey data.

- Increased fiscal 2023 LTIP grant values for all NEOs based on fiscal 2022 performance, anticipated future performance and market competitiveness of compensation, continuing to reward for performance and drive NEO retention.

- Determined that funding of the 2023 STIP will be based on the achievement of pre-determined adjusted revenue and adjusted EPS goals, consistent with fiscal 2022. The STIP targets for adjusted revenue and adjusted EPS reflect challenging targets, with maximum funding occurring only through exceptional results, including remarkable base business performance and continued strong SARS-CoV-2 test demand.

- Determined that long-term incentive awards for executive officers will continue to be allocated 50% to PSUs, 25% to RSUs and 25% to stock options, as in fiscal 2022.

- For PSUs awarded as long-term incentive compensation, determined to continue utilizing relative TSR, ROIC and adjusted FCF as performance measures over three years, to provide a balanced approach with two consistent absolute metrics (ROIC and adjusted FCF) and one relative metric (TSR), with a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. The weighting for PSUs for fiscal 2023 has been adjusted to increase the weight of adjusted FCF from 33% to 50% and set ROIC and TSR at 25% each. The greater emphasis on adjusted FCF promotes profitable growth with strong capital discipline in uncertain economic times and focuses performance on our ability to generate cash to fund capital initiatives such as making acquisitions and share repurchases, each of which has been in focus for us from a capital deployment standpoint.

"Say-on-Pay" and Stockholder Feedback

Our Compensation Committee continually evaluates the design and direction of our compensation structure and each year, we take into account the result of the "say-on-pay" vote cast by our stockholders. In recent years, following stockholder feedback, our say-on-pay vote results and issues raised by proxy advisory firms, we have taken a number of actions, including those described below, which we believe demonstrate our Board's responsiveness and commitment to incorporating stockholder feedback as we review our governance and compensation structure. While say-on-pay is a key indicator of stockholder feedback, we also are committed to maintaining an open dialogue with our institutional investors and stockholders throughout the year. Similar to previous years, in the proxy "offseason", we reach out to discuss business topics, seek feedback on our performance and address other matters of importance to our stockholders. Since our 2022 Annual Meeting, we have actively engaged with a number of our largest institutional investors specifically on governance issues, including by reaching out to our top 20 institutional investors, representing approximately 55% of our outstanding shares. We ultimately met with three of those top 20 institutional investors, with our General Counsel; Vice President, Investor Relations; Vice President, Corporate Secretary; and Senior Director, Investor Relations all participating in the meetings. To the extent requested by investors, directors also participate in these discussions.

Overall, our "offseason" meetings have been positive and productive with our stockholders communicating support for our compensation programs. Although we did not hear common themes, consistent suggestions or any areas of concern on compensation matters during this year's annual stockholder outreach, we value all stockholder feedback we receive, and as in previous years, the management team provided detailed feedback on the meetings to our Lead Independent Director as well as to our Compensation Committee and Nominating and Corporate Governance Committee. Our Compensation Committee continues to regularly evaluate our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders and considers the varied perspectives as it continues to design and evolve our executive compensation program. The full Board is also updated on feedback received. Through this dialogue with investors, we received additional validation on the design of our executive compensation program and the compensation-related actions we continue to take to support our employees.

For additional context, see below for information about our discussions with investors on executive compensation matters in recent years.

Below is a summary of the feedback we received through our fall 2021 investor engagement program and how we responded.

By way of background, at our 2021 Annual Meeting of Stockholders, we saw a decline, compared to the prior year, in say-on-pay approval (69% approval). We believe the decrease was driven by one-year performance measurement periods on certain PSU awards granted in fiscal 2020 and fiscal 2021 and benefits offered to a former executive officer in connection with his retirement, as well as a special bonus awarded to the executive officer who spearheaded our exceptional COVID-19 pandemic response. Regarding the PSU awards, the ROIC and TSR performance measures prior to fiscal 2021 included a three-year performance period. In light of uncertainty resulting from the COVID-19 pandemic, we made a conscious decision for fiscal 2021 to change the ROIC performance period from three years to one year (with a three-year service requirement) and to keep the TSR performance period at three years. Our consistent practice has been not to adjust or change PSU performance measures following PSU grants, whether based on business results or outside impacts (such as a pandemic). To continue this practice, changing the ROIC performance period to one year for fiscal 2021 was, in our judgment, the right decision for management and our stockholders given the unknown impact from the COVID-19 pandemic. Our expectation was to revisit the ROIC performance period in future years and to return to the three-year period, as appropriate.

What We Heard	Our Response
The majority of investors we spoke with during our annual outreach viewed our one-year performance measurement periods on PSUs as their most significant area of concern surrounding our compensation program. Although they understood the temporarily shortened performance periods in response to the pandemic, they preferred we use multi-year performance periods.	In response to the concerns expressed regarding one-year performance measurement periods on PSUs, the PSU awards granted in November 2021 with respect to the 2022 fiscal year and future fiscal years contain three-year performance periods for all performance measures, and no PSU awards contain a one-year measurement period. **All investors with whom we spoke, representing approximately 43% of our outstanding shares, supported the significant PSU design changes we made for fiscal year 2022, with investors commenting that they appreciated the responsiveness and the changes alleviated specific**

concerns they raised with us in connection with our say-on-pay vote at our 2021 Annual Meeting of Stockholders.

A limited number of our stockholders, but primarily proxy advisory firms, commented that they generally prefer relative TSR metrics that require above peer median performance for target payouts with a cap on payouts if absolute TSR is negative.

While the Compensation Committee evaluated setting the target to above median, the Compensation Committee decided to maintain our current target, but implement a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding. In evaluating the relative TSR metric for our PSUs, the Compensation Committee noted that nearly all of our peer group with a relative TSR metric require performance at the median.

The majority of investors we spoke with did not raise concerns with our original approach in fiscal 2020 to the retirement benefits to our former executive officer and the special bonus to an executive officer. Generally, the investors who we spoke with appreciated that nothing about fiscal year 2020 was ordinary and that Hologic was faced with many unexpected challenges and through the guidance, adaptability and commitment of its leaders, was able to grow as a company. A few investors raised concerns or questions whether our fiscal year 2020 compensation practices reflected a policy change regarding the Board's or the Compensation Committee's view towards retirement benefits or special bonuses and would become routine.

We discussed with stockholders and included in our 2022 proxy statement that such retirement benefits, which recognized our former executive's age, tenure and outstanding contributions to Hologic, and special bonus, which recognized the efforts of our executive officer who spearheaded our exceptional COVID-19 pandemic response, were extraordinary in nature and did not reflect a policy change, nor were we expecting to make them in the future. Following that discussion, the investors we spoke with did not raise additional specific concerns around our approach to retirement benefits and special bonuses, and they appeared satisfied with our approach. As noted, the discussion on those topics constituted a small portion of our outreach conversations because most investors did not initially raise concerns or questions on them. **Further, as discussed below regarding our fall 2022 investor outreach, no investor raised any concerns regarding the fiscal year 2020 retirement benefits to our former executive officer or the special bonus to an executive officer.**

Below is a summary of the feedback we received through our fall 2022 investor engagement program and how we responded.

At our 2022 Annual Meeting of Stockholders, we saw a small increase, compared to the prior year, in our say-on-pay vote approval to 70.47%. While say-on-pay is a key indicator of stockholder feedback, we were disappointed that we did not see a higher level of support for our say-on-pay vote approval at the 2022 Annual Meeting, since based on our discussions with our largest stockholders, we believed they continued to support our compensation program as it has evolved and did not express concerns of responsiveness following our say-on-pay vote at our 2021 Annual Meeting of Stockholders. That said, following the results of our say-on-pay vote approval at the 2022 Annual Meeting, we conducted a more extensive outreach initiative directed at our top 20 institutional investors, representing approximately 55% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. For this year the investors we reached out to indicated they were satisfied with our executive compensation program, did not have concerns they wished to share with us, or did not respond. For the three investors we spoke to as part of our annual outreach, they understood and supported our overall executive compensation program design and felt our stockholder outreach, the significant changes we made to our compensation program and the previous confirmation of our view on retirement benefits and special bonuses addressed any specific concerns they raised, along with historical proxy advisory firm areas of concern.

What We Heard	Our Response
Questions were raised by Institutional Shareholder Services, Inc. ("ISS") about our Board's responsiveness to our say-on-pay approval of 69% at our 2021 Annual Meeting of Stockholders.	In fall 2022, we conducted a more extensive outreach initiative directed at our top 20 institutional investors, representing approximately 55% of our outstanding shares. We also had numerous conversations with stockholders and investment analysts as part of our normal investor relations activities. Based on all of our discussions with our stockholders, they communicated support for our compensation program as it has evolved, did not express concerns of responsiveness and appreciated the significant changes we made to our compensation program to address all of the investor feedback we heard, along with certain historical ISS areas of concern.
Investors appreciated our continued use of three-year performance periods for each performance metric applicable to our PSU awards.	We value the feedback and reiterated that our Board understood the historical concerns expressed regarding one-year performance measurement periods on PSUs and for PSU awards granted starting in November 2021 with respect to the 2022 fiscal year and future fiscal years, ROIC, relative TSR and adjusted FCF are each measured over a three-year performance period, with no PSU awards containing a one-year measurement period.
One of our top five investors commented that: "they had no material concerns with our executive compensation program" and recognized the "positive changes" we made to our compensation program and were "supportive" of our executive compensation program.	We continue to believe that positive, two-way dialogue builds informed relationships that promote transparency and accountability and our Board continues to consider stockholder perspectives, as well as the interests of all stakeholders, when overseeing and formulating governance practices and designing compensation programs.

Based on our continued discussions with our largest stockholders, as described above, we believe they continue to endorse our annual compensation program as it has evolved, even in light of the results at the 2022 Annual Meeting. Our Compensation Committee regularly evaluates our executive compensation structure and assesses its effectiveness to ensure the design is incenting performance that is in the best interests of the Company as well as our stockholders.

Executive Compensation Best Practices

We have in place a number of industry-leading practices.

 **What We Do**

- Double-trigger for accelerated equity vesting upon a change of control
- Golden parachute policy
- Compensation recoupment (clawback) policy
- Meaningful stock ownership guidelines for our CEO, non-employee directors and executive officers
- Robust annual review of compensation program elements, each NEO's role and responsibilities, performance metrics, practices of companies in our peer group and survey data
- Independent compensation consultant
- Compensation Committee of all independent, non-employee directors
- Annual risk assessments

 **What We Don't Do**

- No tax gross-ups on severance or change of control payments
- No hedging/pledging of Hologic stock
- No option repricing without stockholder approval
- No excessive perquisites for executives
- No excessive risk-taking in our compensation programs

Compensation of Executive Officers

Our Compensation Philosophy

The ability to compete effectively in the markets within which we operate depends to a large extent on our success in identifying, recruiting, developing and retaining management talent. We also need to remain focused on creating sustainable long-term growth and stockholder value. To this end, the design of our executive compensation program and the decisions made by the Committee are guided by the following principles:

- **Pay for performance**. We believe that our compensation programs should motivate high performance among our NEOs within an entrepreneurial, incentive-driven culture and that compensation levels should reflect the achievement of short- and long-term performance objectives.

- **Competitive pay**. We aim to establish overall target compensation (compensation received when achieving expected results) that is competitive with that being offered to individuals holding comparable positions at other public companies with which we compete for business and talent.

- **Focus on total direct compensation**. We seek to offer a total executive compensation package that best supports our leadership talent and business strategies. We use a mix of fixed and variable pay to support these objectives, as well as provide benefits and perquisites, where appropriate.

Principal Elements of Pay: Total Direct Compensation

Our compensation philosophy is supported by the following principal elements in our annual executive compensation program:

Element	Form	Purpose
Base Salary	Cash (fixed)	Provides a competitive level of pay that reflects the executive's experience, role and responsibilities.
Short-Term Incentives	Cash (variable)	Rewards achievement of individual, business segment/function and/or overall corporate results for the most recently completed fiscal year.
Long-Term Incentives	Equity (variable)	Provides meaningful incentives for management to execute on longer-term financial and strategic growth goals that drive stockholder value creation and supports the Company's retention strategy.
Deferred Compensation	Cash (variable)	Rewards achievement of corporate results and individual performance for the most recently completed fiscal year and also serves as a differentiating recruiting tool and retention mechanism.

Fiscal 2022 Total Direct Compensation Elements in Detail

BASE SALARY

Base salary represents annual fixed compensation and is a standard element of compensation necessary to attract and retain talent. It is the minimum payment for a satisfactory level of individual performance as long as the executive remains employed with us. Base salary is set at the Committee's discretion after taking into account the competitive landscape including the compensation practices of the companies in our selected peer groups (and, where appropriate, survey data from a broader index of comparable public companies), our business strategy, our short- and long-term performance goals and certain individual factors, such as position, salary history, individual performance and contribution, length of service with the Company and placement within the general base salary range offered to our NEOs.

The base salaries for our NEOs for fiscal 2022 were as follows:

	Base Salaries of NEOs[1]		
NEO	**FY2022 Salary ($)**	**FY2021 Salary ($)**	**Percentage Increase (%)**
Stephen P. MacMillan	1,130,972	1,092,727	3.5%
Karleen M. Oberton[2]	600,000	550,000	9.1%
John M. Griffin	560,000	530,000	5.7%
Kevin R. Thornal[3]	575,000	475,000	21.1%
Jan Verstreken	579,330	545,000	6.3%

[1] Except as otherwise noted, reflects base salaries set at the beginning of the fiscal year indicated.

[2] Ms. Oberton's base salary adjustment reflected her strong performance and leadership, including driving capital allocation strategy and optimizing the International and Shared Services structure, while also bringing her base salary closer to the market median.

[3] In addition to an adjustment at the beginning of fiscal 2022, Mr. Thornal's base salary was subsequently adjusted in April 2022 to reflect his increased responsibility for global research and development as well as business development in Diagnostics, which is reflected herein.

Based on the Company's financial performance in fiscal 2021, base salary increases ranged from 3.5% to 21.1%.

SHORT-TERM INCENTIVE PLAN

How the STIP Works

The STIP provides our NEOs the opportunity to earn a performance-based cash bonus based on the achievement of a combination of financial and non-financial corporate, divisional and/or individual goals.

1. **Establish Payout Opportunities.** Targeted payout levels are expressed as a percentage of base salary and established for each participant. An individual's bonus components are determined by such individual's title and/or role. Bonus payouts could range from 0% to 200% of targeted payout levels (e.g., the maximum bonus payout for an individual with a targeted payout level of 50% of annual base salary would be 100% of annual base salary).

2. **Determine Financial Objectives.** The corporate financial goals under the 2022 STIP were focused on the achievement of adjusted revenue and adjusted EPS performance objectives (for definition of adjusted revenue and adjusted EPS, see Annex A).

3. **Set Individual Performance Objectives.** The 2022 STIP also provides for the assessment of performance based upon the achievement of individual performance objectives, which for some NEOs included divisional performance objectives, all of which were approved by the Committee.

4. **Calculate Funding Levels.** The overall funding level of the STIP is generally determined based upon the Company's performance against the established targets. Funding of the STIP is contingent upon achieving the threshold level for at least one of the two corporate performance objectives. If neither corporate performance objective threshold is met, there is no payout under the STIP.

5. **Approve Individual Awards.** Individual bonus awards for NEOs were calculated based upon the targeted payout levels and achievement of corporate financial and individual performance objectives.

Individual Bonus Opportunity Ranges(1)





CEO		
75% Threshold	**150%** Target	**300%** Maximum

Other NEOs		
37.5% Threshold	**75%** Target	**150%** Maximum

(1)   *Expressed as a percentage of base salary*

2022 Performance Objectives and Results

The Committee believed the financial performance components of the 2022 STIP were achievable, but appropriately challenging, based on market climate and internal budgeting and forecasting. The following table outlines the threshold, target and maximum financial performance objectives for the 2022 STIP, as well as the results achieved:

Performance Measures	Weighting	Threshold	Target (100 %)			Maximum
Adjusted Revenue	60%			Actual Achieved under 2022 STIP **$4.915B**		
		$3.700B	$3.900B	$4.000B		$6.000B
Adjusted EPS	40%				Actual Achieved under 2022 STIP **$6.05**	
		$3.15	$3.50	$3.65		$8.00

Why Adjusted Revenue and Adjusted EPS?

ADJUSTED REVENUE. The Committee believes that organic growth, that is, revenue growth excluding the impact of changes in foreign exchange rates and current-year acquisitions and other transactions, is an important measure of management's achievements in operating the Company's core businesses during the year. Accordingly, the Committee utilizes adjusted revenue as a performance measure in the STIP.

Adjusted revenue, which is intended to reflect organic growth, is calculated on a constant currency basis using budgeted foreign currency exchange rates and, pursuant to the terms of our STIP, is also adjusted (i) to remove the effect of acquisitions or dispositions (including the discontinuance of a product or product line other than in the ordinary course of business) that are completed during the reporting period that materially affect the Company's consolidated revenue; and (ii) to exclude any acquisition-related accounting or other effects that are excluded in the calculation of adjusted EPS. Revenue and net income that are adjusted to exclude the impact of these events are non-GAAP measures.

For fiscal 2022, adjusted revenue was calculated on a constant currency basis, using the fiscal 2022 budgeted foreign currency exchange rates, and excluding the impact of the Bolder acquisition. A reconciliation of our non-GAAP adjusted revenue to our GAAP revenue is provided in Annex A to this proxy statement.

ADJUSTED EPS. This metric is used by management to evaluate our historical operating results and as a comparison to competitors' operating results. The Committee agrees with this approach and uses this non-GAAP measure as a performance measure in the STIP.

Adjusted EPS is calculated as set forth in Annex A. This financial measure adjusts for specified items that can be highly variable or difficult to predict, as well as certain effects of acquisitions and dispositions that may not necessarily be indicative of operational performance. A reconciliation of our non-GAAP adjusted EPS to our GAAP EPS is provided in Annex A to this proxy statement.

How We Establish Adjusted Revenue and Adjusted EPS Goals

In setting the adjusted revenue and adjusted EPS goals for our 2022 STIP, the Committee considered the Company's historical performance as well as the market climate and internal budgeting and forecasting. For the 2022 STIP, adjusted revenue at target represents approximately 29.4% decrease over the prior year adjusted revenue, while adjusted revenue at maximum represents approximately 8.6% growth over prior year adjusted revenue. Adjusted EPS at target represents approximately a 58.6% decrease compared to the prior year adjusted EPS, while adjusted EPS at maximum represents approximately a 5.3% decrease compared to the prior year adjusted EPS. While fiscal year 2022 targets for adjusted revenue and adjusted EPS were lower in absolute terms compared to fiscal year 2021 results, this was due to an unprecedented year-over-year comparison, with fiscal year 2021 impacted by exceptional SARS-CoV-2-driven test revenue. The Compensation Committee determined that the adjusted revenue and adjusted EPS targets for fiscal year 2022 were appropriate in light of all these factors as well as macroeconomic factors, Company financial projections and the consensus view of investment analysts covering the Company. As shown in the chart above, the maximum adjusted revenue represents over 50% performance above the target, while the maximum adjusted EPS represents over 128% performance above target, showing the exceptional results needed to achieve maximum funding (which was not achieved). Threshold adjusted revenue and adjusted EPS are generally set in line with prior year adjusted results, but we also factor in unpredictability regarding the future demand for SARS-CoV-2 tests and the continuing strong demand for SARS-CoV-2 tests to create challenging targets, with maximum funding only occurring through exceptional results.

2022 STIP Awards

For fiscal 2022, the Company's adjusted revenue performance was 146% of target and adjusted EPS was 157% of target. With adjusted revenue weighted 60% and adjusted EPS weighted 40%, these performance results yield a payout at 150% of target. Individual bonus awards for NEOs were then calculated based on this overall funding level as well as the targeted payout levels and individual performance objectives for each NEO, as discussed in more detail below.

Individual performance objectives reflected the top priorities for our NEOs and were aligned with the top risks identified in our annual enterprise risk management process, including driving global growth, strengthening the pipeline for 2023 and beyond and succession planning and talent development. Messrs. Thornal's and Verstreken's individual performance objectives also included revenue growth performance for their respective divisions.

MR. MACMILLAN



Fiscal 2022 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. MacMillan's individual performance for fiscal 2022, Mr. MacMillan was awarded a total bonus amount of $2,544,687, which represents 150% of his overall target amount.

Target Payout Level



20% individual performance objectives

150% of base salary

80% corporate financial performance objectives

Performance Objectives and Outcomes

Mr. MacMillan's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2022 Performance Outcomes
Driving global growth and recovery by accelerating base business recovery, scaling up the supply chain and optimizing the global operating model.	• Continued exceptional leadership through uncertain times, with base businesses emerging poised for growth. • Drove very strong financial results in fiscal 2022, which exceeded goals. • Leveraged strength of business to focus on our role to globally help more women.
Strengthening the product pipeline for 2023 and beyond by accelerating acquisitions, executing successful integrations and identifying a pipeline of product launches.	• Bolstered placement of Panther molecular diagnostic instruments worldwide, seeing strong core-STI assays and newer assay use and strengthened and expanded the International business. • Continued focus on executing integration plans to drive growth and broaden the Company's product portfolio and offerings.
Focusing on succession planning and talent development by continuing to develop potential successors for key leadership positions.	• Continued emphasis on leadership development of potential successors and key management roles, and building an inclusive ethos which values diversity.

MS. OBERTON



Fiscal 2022 STIP Awards

Based on the Company's financial performance as well as an assessment of Ms. Oberton's individual performance for fiscal 2022, Ms. Oberton was awarded a total bonus amount of $675,000, which represents 150% of her overall target amount.

Target Payout Level



20% individual performance objectives

80% corporate financial performance objectives

75% of base salary

Performance Objectives and Outcomes

Ms. Oberton's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2022 Performance Outcomes
Driving global growth and accelerating recovery by providing strategic partnership to support scale up of supply chain, global services and network optimization, as well as optimizing corporate solutions.	• Drove capital allocation strategy with continued acquisitions and share repurchases while maintaining a net leverage ratio under 1x. • Partnered with supply chain and business to define a plan for multi-year network optimization. • Delivered on fiscal 2022 global service initiatives measurement objectives.
Strengthening the product pipeline for 2023 and beyond by providing strategic partnership, insights and solutions for pipeline development and driving rigor in understanding of key assumptions with deal models and delivering financial support in realization.	• Supported robust research and development investments to drive organic revenue growth. • Delivered financial support to help realize cost synergies assumed in deal models and drive for upside.
Focusing on succession planning and talent development by increasing organizational talent and capabilities in Finance and Information Services and identifying and developing potential successors for key financial leadership positions.	• Continued to develop internal candidates for key roles. • Increased talent pipeline as measured by increase in number of potential successors for critical positions.

MR. GRIFFIN



Fiscal 2022 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Griffin's individual performance for fiscal 2022, Mr. Griffin was awarded a total bonus amount of $630,000, which represents 150% of his overall target amount.

Target Payout Level



20% tied to individual performance objectives

75% of base salary

80% tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Griffin's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2022 Performance Outcomes
Driving global growth by aligning and allocating legal resources to support growth across all regions and franchises.	• The legal, business development and integration teams focused on the most important priorities to accelerate revenue growth. • Partnered with supply chain and divisional leaders to manage operations through uncertain/evolving times.
Strengthening the product pipeline for 2023 and beyond by executing multiple acquisitions in partnership with divisions and regions and providing legal support for business development transactions and pipeline development.	• Executed on identified transactions and continued to expand business development pipeline. • Continued executing integration plans in Integration Management Office partnering with divisions/regions. • Aligned intellectual property and other legal resources with critical pipeline programs.
Focusing on succession planning and talent development by developing potential successors, updating and assessing succession plans for direct reports and retaining key talent.	• Provided key experiences and refined development plans for potential successors. • Refined development plans for all attorneys and professionals. • Hired and integrated for open roles, including a key commercial role.

MR. THORNAL



Fiscal 2022 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Thornal's individual performance for fiscal 2022, Mr. Thornal was awarded a total bonus amount of $646,875, which represents 150% of his overall target amount.

Target Payout Level



40% tied to individual performance objectives

75% of base salary

60% of his bonus opportunity tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Thornal's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2022 Performance Outcomes
Driving global growth by solidifying Hologic's role in SARS-CoV-2 testing, accelerating the growth of the base Diagnostics Division and delivering on acquisition deal models and integration.	• Exceeded growth targets with strong placement of our Panther instruments. • Strong progress on the integration of acquisitions, including Biotheranostics and its lab expansion to drive further growth. • Partnered to grow international Diagnostics' revenue.
Strengthening the pipeline for 2023 and beyond by completing launch of in-process research and development and rebuilding acquisition target list in strategic priority areas.	• Launched COVID/Flu Multiplex, and in process for additional assay launches. • Facilitated organic product pipeline development.
Focusing on succession planning and talent development by providing key experiences and coaching for potential successors and identifying and growing near- and long-term succession candidates in key positions.	• Progressed on the development of potential successors and other key leadership roles. • Filled open positions with speed.

MR. VERSTREKEN



Fiscal 2022 STIP Awards

Based on the Company's financial performance as well as an assessment of Mr. Verstreken's individual performance for fiscal 2022, Mr. Verstreken was awarded a total bonus amount of $602,473, which represents 150% of his overall target amount.

Target Payout Level



40% tied to individual performance objectives

75% of base salary

60% of his bonus opportunity tied to corporate financial performance objectives

Performance Objectives and Outcomes

Mr. Verstreken's individual performance objectives were designed to reward the achievement of the following goals:

Performance Goals	Fiscal 2022 Performance Outcomes
Driving global growth by maximizing Hologic's role in SARS-CoV-2 testing, accelerating the growth of the International base Diagnostics Division and delivering on acquisition deal models and integration.	• Exceeded growth targets with focus on base business. • Focused on integration of acquisition deal model value drivers. • Drove growth with strong placement of our Panther instruments internationally.
Strengthening the pipeline for 2023 and beyond by executing on new product launches and developing new partnership with divisional strategy.	• Delivered on new planned direct sales model relationships in key international markets. • Executed on new product launches and associated sales goals. • Partnered with Divisional strategy teams to facilitate organic and inorganic opportunities.
Focusing on succession planning and talent development by identifying and growing near- and longer-term succession candidates for key leadership roles and providing coaching and experiences for key employees.	• Progressed on the development of potential successors and other key leadership roles. • Filled open positions with speed.

LONG-TERM EQUITY INCENTIVES

We believe long-term equity incentive compensation encourages NEOs to seek sustainable growth and value creation. We also use our long-term awards to attract and retain critical employee talent by providing a competitive market-based opportunity. To achieve these objectives, we award long-term incentives on an annual basis in the form of equity. For fiscal 2022, we structured our annual equity incentive awards as follows:



Performance Stock Units - ROIC PSUs

One-third of the PSUs granted use ROIC as a metric and vest only if the Company achieves a pre-determined ROIC three-year average minimum threshold at the end of a three-year performance period (the ROIC PSUs). If the minimum ROIC threshold is not achieved, none of the ROIC PSUs granted for that performance period will vest and all will be forfeited. If the target ROIC goal is achieved, 100% of the ROIC PSUs granted will vest. The maximum payout for ROIC PSUs is limited to 200% of the target number of ROIC PSUs granted and is earned only if we achieve the maximum ROIC goal.

At the vesting date, earned ROIC PSU awards are settled in shares of our common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of ROIC as a performance measure, please see "Why ROIC, Relative TSR and Adjusted FCF?" below. ROIC PSUs also are subject to the terms and conditions set forth in the form of ROIC Performance Stock Unit Award Agreement.

The following table outlines the threshold, minimum, target, 150% and maximum ROIC goals for the ROIC PSUs granted as fiscal 2022 long-term incentive awards (see "2022 Long-Term Annual Incentive Award Grants" below):



[1] *Calculated at the end of the three-year performance period.*

[2] *Expressed as a percentage of target PSUs granted.*

Vesting of ROIC PSUs Granted in Fiscal 2019

The ROIC PSU awards granted in November 2018 (fiscal 2019) vested in November 2021 (fiscal 2022). These ROIC PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving an average ROIC of 12% for the three-year performance period. If ROIC for the performance period was below 12%, none of the PSUs would vest. Target ROIC was 13% and maximum ROIC was 15%. Actual ROIC performance was 21.35% for the three-year performance period. Accordingly, these PSUs vested at 200% of target.

Vesting of ROIC PSUs Granted in Fiscal 2020

The ROIC PSU awards granted in November 2019 (fiscal 2020) vested in November 2022 (fiscal 2023). These ROIC PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving an average ROIC of 11% for the three-year performance period. If ROIC for the performance period was below 11%, none of the PSUs would vest. Target ROIC was 13% and maximum ROIC was 15%. Actual ROIC performance was 24.45% for the three-year performance period. Accordingly, these PSUs vested at 200% of target.

Earning of ROIC PSUs Granted in Fiscal 2021

The ROIC PSU awards granted in November 2020 (fiscal 2021) became earned in November 2021 (fiscal 2022). These ROIC PSUs are subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving an ROIC of 10% for the one-year performance period. If ROIC for the performance period was below 10%, none of the PSUs would vest. Target ROIC was 13% and maximum ROIC was 26%. Actual ROIC performance was 32.58% for the fiscal 2021 performance period. Accordingly, these PSUs became earned at 200% of target, subject to an additional two years of service-based vesting requirements.

Performance Stock Units – TSR PSUs

An additional one-third of the PSUs vest based on the Company's total stockholder return as compared to the total stockholder return of companies in the TSR PSU Peer Group, measured over a three-year performance period (the TSR PSUs). The TSR PSU awards vest at target and at 200% of target upon achievement of relative total stockholder return at the 50th and 95th percentile, respectively. If the Company's relative total stockholder return is below the 25th percentile, then no TSR PSUs will vest. At the vesting date, earned PSU awards are settled in shares of common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of relative TSR as a performance measure, please see "Why ROIC, Relative TSR and Adjusted FCF?" below. TSR PSUs also are subject to the terms and conditions set forth in the form of TSR Performance Stock Unit Award Agreement.

Vesting of TSR PSUs Granted in Fiscal 2019

The PSU awards granted in November 2018 (fiscal 2019) vested in November 2021 (fiscal 2022). These TSR PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving a relative total stockholder return at the 25th percentile or above. If relative total stockholder return for the performance period was below the 25th percentile, none of the PSUs would vest. Hologic's total stockholder return for the three-year performance period was 97.06%, which put Hologic in the 62nd percentile of the TSR PSU peer group. Accordingly, these PSUs vested at 123% of target.

Vesting of TSR PSUs Granted in Fiscal 2020

The PSU awards granted in November 2019 (fiscal 2020) vested in November 2022 (fiscal 2023). These TSR PSUs were subject to a three-year cliff vesting period with vesting contingent on the Company achieving a relative total stockholder return at the 25th percentile or above. If relative total stockholder return for the performance period was below the 25th percentile, none of the PSUs would vest. Hologic's total stockholder return for the three-year performance period was 38.27%, which put Hologic in the 68th percentile of the TSR PSU peer group. Accordingly, these PSUs vested at 136% of target.

Performance Stock Units – FCF PSUs

The final one-third of the PSUs vest based on the Company's adjusted FCF measured over a three-year performance period (the FCF PSUs). The FCF PSUs become earned based on the Company's cumulative adjusted FCF performance, with FCF of $3,900M resulting in earnings of 150% of target. If the Company's adjusted FCF performance is less than $2,000M, then no FCF PSUs will become earned. At the vesting date, the earned FCF PSU awards are settled in shares of common stock, unless settlement has been deferred pursuant to the Company's Deferred Equity Plan. For details about our use of adjusted FCF as a performance measure, please see "Why ROIC, Relative TSR and Adjusted FCF?" below. FCF PSUs also are subject to the terms and conditions set forth in the form of FCF Performance Stock Unit Award Agreement.

The following table outlines the threshold, minimum, target, 150% and maximum FCF goals for the FCF PSUs granted as fiscal 2022 long-term incentive awards (see "2022 Long-Term Annual Incentive Award Grants" below):



(1)   *Calculated at the end of the three-year performance period.*

(2)   *Expressed as a percentage of target PSUs granted.*

Vesting of FCF PSUs Granted in Fiscal 2020

The PSU awards granted in November 2019 (fiscal 2020) that became earned in November 2020 (fiscal 2021) vested in November 2022 (fiscal 2023). These FCF PSUs were subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving adjusted FCF of $525 million. If adjusted FCF for the performance period was below $525 million, none of the PSUs would vest. Target adjusted FCF was $700 million. Actual adjusted FCF performance was $829.7 million for the fiscal 2020 performance period. Accordingly, these PSUs became earned and subsequently vested at 174% of target.

Earning of FCF PSUs Granted in Fiscal 2021

The PSU awards granted in November 2020 (fiscal 2021) became earned in November 2021 (fiscal 2022). These FCF PSUs are subject to three-year service-based cliff vesting, with performance-based vesting contingent on the Company achieving adjusted FCF of $800 million. If adjusted FCF for the performance period was below $800 million, none of the PSUs would vest. Target adjusted FCF was $1,100 million and maximum adjusted FCF was $1,800 million. Actual adjusted FCF performance was $2,251 million for the fiscal 2021 performance period. Accordingly, these PSUs became earned at 200% of target, subject to an additional two years of service-based vesting requirements.

Summary of Performance of Fiscal 2019 and Fiscal 2020 PSUs

As reflected above, the overall performance of the Fiscal 2019 PSUs was 161.5% and Fiscal 2020 PSUs was 170%. The increase reflects the Company's overall performance during the respective periods consistent with the Board's philosophy to pay for performance.

Why ROIC, Relative TSR and Adjusted FCF?

ROIC. The Committee introduced ROIC as a performance metric in fiscal 2014 to hold management accountable for generating greater returns on capital allocated. Investors have been supportive of the use of ROIC. Given the significant improvement in ROIC since its introduction as a performance metric, the Committee believes it is having the intended effect.

In addition to being well-received and supported by our stockholders, the use of ROIC:

✓ Creates an effective balance in our program of growth (our STIP focuses on adjusted revenue and adjusted EPS) and returns (our long-term incentives focus on ROIC)

✓ Holds management accountable for the efficient use of capital

✓ Links executive compensation to value creation

The key building blocks of our ROIC metric are: (1) adjusted net operating profit after tax (NOPAT), (2) average net debt, and (3) average stockholders' equity. ROIC is calculated as NOPAT/(average net debt + average stockholders' equity).[1] ROIC is a non-GAAP measure. See Annex A for a reconciliation of non-GAAP measures.

RELATIVE TSR. The Committee introduced relative TSR as a performance metric in fiscal 2017. In addition to being well-received and supported by our stockholders, use of relative TSR:

✓ Provides an external relative performance measure, which complements the internal absolute ROIC measure

✓ Links executive compensation directly to stockholder value creation

To calculate the Company's relative TSR performance, the cumulative three-year TSR for Hologic and each of the companies in the TSR Peer Group is calculated and then Hologic's discrete percentile rank is calculated. The TSR PSUs vest at target and at 200% of target upon achievement of relative TSR at the 50th and 95th percentile, respectively. If the Company's relative TSR is below the 25th percentile, no TSR PSUs will vest and all will be forfeited.

ADJUSTED FCF. The Committee introduced adjusted FCF as a performance metric in fiscal 2020 to measure the Company's financial discipline. In addition to being well-received and supported by our stockholders, the use of adjusted FCF:

✓ Promotes profitable growth with strong capital discipline

✓ Measures ability to generate cash to fund capital initiatives such as making acquisitions, repurchasing shares, expanding operations or paying down debt

Adjusted FCF is calculated by subtracting capital expenditures from our adjusted operating cash flow. A reconciliation of our net cash provided by operating activities to our non-GAAP adjusted FCF is provided in Annex A to this proxy statement.

---

[1] *NOPAT is calculated in a manner similar to the calculation of adjusted net income, as used for the calculation of adjusted EPS under our STIP as described in Annex A, except the impact to operating results from acquisitions and dispositions are not excluded, and non-operating income and expenses are excluded, such as interest expense, etc. The NOPAT amounts are intended to match the amounts included in our publicly released Non-GAAP results. Average stockholders' equity is the average of the beginning of the period and the end of the period stockholders' equity; provided, however, that average stockholders' equity is adjusted to exclude any charges for impairment of goodwill and intangible assets that occur after September 28, 2013. Average net debt is the average of the beginning of the period and the end of the period net debt which is the total book value of all debt outstanding less cash and cash equivalents.*

How We Establish ROIC, Relative TSR and Adjusted FCF Goals

ROIC. In setting ROIC goals for the ROIC PSUs, the Committee considered past performance as well as future opportunities for efficiencies. Considering the Company's past and anticipated financial performance as well as its current strategy to accelerate business development activities, for the fiscal 2022 ROIC PSU grants, the Committee determined to keep the 2022 ROIC minimum threshold at 10%, keep the target at 13% and decrease the maximum to 16%.

RELATIVE TSR. In implementing and setting the relative TSR goals for the TSR PSUs, the Committee considered market practice as well as the Company's focus on driving stockholder value. The TSR PSUs granted as fiscal 2022 long-term incentive awards vest at target upon achievement of relative TSR at the 50th percentile of a custom TSR Peer Group. If the Company's relative TSR is below the 25th percentile, then no TSR PSUs will vest, and all will be forfeited. The Company considered utilizing the 75th percentile of TSR as the threshold for the maximum 200% payout, as many companies do, but determined to use the more challenging 95th percentile as the threshold for maximum payout. The Company also utilizes a payout cap at 100% for negative TSR performance that otherwise warrants above-target funding.

ADJUSTED FCF. In setting adjusted FCF goals for the initial grant of FCF PSUs, the Committee considered the Company's budgeted and actual adjusted FCF performance over the past three years. Considering the Company's past and anticipated performance, for fiscal 2022 FCF PSU grants, the Committee established a three-year cumulative adjusted FCF target of $2,800 million, with a threshold of $2,000 million and maximum of $5,000 million.

Stock Options

Stock options vest in four equal annual installments, becoming fully vested on the fourth anniversary of the grant date. Stock options have a 10-year term and are subject to the terms and conditions set forth in the form of Stock Option Award Agreement. The Committee believes stock options are inherently performance-based because the exercise price is equal to the market value of the underlying stock on the date the option is granted, and therefore the stock option has value to the holder only if the market value of the common stock of the Company appreciates over time. Thus, stock options are intended to provide equity compensation to our employees, including our NEOs, while simultaneously creating value for our stockholders.

Restricted Stock Units

RSUs vest in three equal annual installments, becoming fully vested on the third anniversary of the grant date. Only vested RSUs can be exchanged for shares of Hologic common stock. RSUs also are subject to the terms and conditions set forth in the form of Restricted Stock Unit Award Agreement. The Committee grants RSUs to reflect competitive practices and to promote retention by providing a level of value to recipients based on the price of our common stock at any point in time. In addition to their strong retention value, we believe that RSUs support an ownership mentality, encouraging our employees, including our NEOs, to act in a manner consistent with the long-term interests of the Company and our stockholders.

2022 Long-Term Annual Incentive Award Grants

The annual long-term incentive awards granted to our NEOs in November of 2021 (fiscal 2022) as compared to awards for fiscal 2021 are as follows:

NEO	FY2022 Award Value[1] ($)	FY2021 Award Value[1] ($)	Change (%)
Stephen P. MacMillan	10,000,000	9,896,996	1.0%
Karleen M. Oberton	2,000,000	1,900,000	5.3%
John M. Griffin	1,750,000	1,700,000	2.9%
Kevin R. Thornal	1,750,000	1,400,000	25.0%
Jan Verstreken	1,500,000	1,000,000	50.0%

[1] *The award values in this table differ slightly from the grant date fair values of the awards reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table. The award values in this table are the values awarded by the Committee while the grant date fair value of each award reported in the Summary Compensation Table and the Grants of Plan-Based Awards Table is the award value for accounting purposes.*

The Committee increased Mr. MacMillan's grant for fiscal 2022 in light of his continued strong leadership through the COVID-19 pandemic and driving the strengthening of the Company's base businesses. The increase in value of Ms. Oberton's fiscal 2022 long-term incentive award grant as compared to her fiscal 2021 award was due to her strong performance and leadership, including driving a capital allocation strategy that supports acquisitions and share repurchases while maintaining a net leverage ratio under 1.0x. For Mr. Griffin, the increase was based on his strong leadership, execution on business development strategies and focus on priorities to accelerate revenue growth across the Company. Mr. Thornal's grant increased in recognition of his leadership during the COVID-19 pandemic, which led to exceeding growth targets and accelerating Panther placements. The increase for Mr. Verstreken's grant recognized his partnership across the Divisions to drive growth, acquisition integration and Panther placements.

2023 Long-Term Annual Incentive Award Grants

For the annual long-term incentive awards granted to our NEOs in November of 2022 (fiscal 2023), the grants increased by approximately 10% for Mr. MacMillan, 12.5% for Ms. Oberton, 2.9% for Mr. Griffin, 14% for Mr. Thornal and 33% for Mr. Verstreken. These grants align with performance as well as acknowledge the competitive position of the individual's total direct compensation for the year.

DEFERRED COMPENSATION

Deferred Compensation Program Contributions

The Company's Non-Qualified Deferred Compensation Plan (the DCP) provides our NEOs with non-qualified retirement benefits in excess of what may be provided under our 401(k) Savings and Investment Plan and tax code limitations. The Committee considers the DCP Company contribution in the context of total compensation and views the contribution both as a tool to help close a competitive market gap when evaluating the total value of annual compensation and as a retention mechanism. Mr. Verstreken is not eligible to participate in the DCP because he is located outside of the United States.

The DCP allows US-based NEOs to contribute up to 75% of their base salary and 100% of their annual bonus to a supplemental retirement account. In addition, the Company has the ability to make annual contributions to the DCP. Each DCP contribution the Company makes on behalf of our NEOs is subject to a three-year vesting schedule, such that one-third of each contribution vests annually and each contribution is fully vested three years after the contribution is made. In addition, Company contributions become fully vested upon: (i) death, disability or a change of control; (ii) retirement after the attainment of certain age and/or service milestones; or (iii) as otherwise provided by the Committee in its sole discretion. The DCP Company contributions granted to our NEOs in November 2022 (fiscal 2023) and November 2021 (fiscal 2022) are set forth below:

| | DCP Company Contribution | |
NEO	November 2022 (fiscal 2023) ($)	November 2021 (fiscal 2022) ($)
Stephen P. MacMillan	375,000	432,500
Karleen M. Oberton	210,000	267,000
John M. Griffin	210,000	267,000
Kevin R. Thornal	172,500	225,000
Jan Verstreken	—	—

The overall funding of the Company's contributions to the DCP is based on the applicable STIP funding factor, with the amount of the Company DCP contribution to each individual based upon role/job level target values with differentiation for individual performance. Each of our NEOs who participate in the DCP received slightly decreased DCP contributions for fiscal 2023 based on the lower STIP funding factor for fiscal 2022 compared to fiscal 2021.

Deferred Equity Plan

The Hologic, Inc. Deferred Equity Plan, as amended (the DEP) is designed to allow US-based executives and non-employee directors to accumulate Hologic stock in a tax-efficient manner and assist them in meeting their long-term equity accumulation goals and stock ownership guidelines. Participants may elect to defer the settlement of RSUs and PSUs granted under the Amended and Restated 2008 Equity Incentive Plan until separation from service or separation from service plus a fixed number of years. Participants may defer settlement by vesting tranche. Although the equity will vest on schedule, if deferral of settlement is elected, no shares will be issued until the settlement date. The settlement date will be the earlier of death, disability, change in control or separation from service/separation from service plus number of years elected.

Other Compensation

RETIREMENT BENEFITS

The Committee maintains retirement benefits to help the Company attract and retain the most highly talented senior executives. Over the years, the Committee has modified these programs to ensure competitive alignment with an evolving market. We believe the overall value of our retirement program is consistent with our industry peers.

401(K) SAVINGS AND INVESTMENT PLAN

The Company sponsors a 401(k) Savings and Investment Plan, which is a qualified retirement plan offered to all eligible employees, including our U.S. NEOs. The Plan allows participants to elect to defer a portion of their compensation on a pre-tax basis, up to the limits imposed by the Internal Revenue Code of 1986, as amended (the "Code"). In 2022, which includes the first three months of the Company's fiscal 2023, the Company matched 100% of the first 3% and 50% of the next 2% of each participant's deferrals, up to an amount equal to 4% of the first $305,000 earned by a participant.

UK GROUP PENSION PLAN

The Company operates a UK Group Personal Pension Plan for eligible employees, including our non-U.S. NEOs. The Plan is a defined contribution scheme with Company and employee contributions, subject to annual limits and pension regulations as amended from time to time. In 2022, which includes the first three months of the Company's fiscal 2023, the Company contribution was 6% of base salary and the employee minimum contribution was 3%, deducted from pre-tax salary. In 2022, Mr. Verstreken did not participate in the plan.

EQUITY RETIREMENT PROVISION

Equity compensation awards held by U.S. employees provide for retirement vesting benefits if the retiree is either (i) 65 years of age or older or (ii) 55 years of age or older with 10 years of continuous service with the Company, so long as such awards have been outstanding for at least 90 days prior to such retirement. Outstanding RSUs and stock options continue to vest on their original vesting schedule following retirement. Outstanding PSUs vest on their original vesting date following the end of the performance period based on actual performance during the performance period (assuming at least threshold performance is achieved). If threshold performance is not achieved during the applicable performance period, no PSUs will vest.

OTHER BENEFITS AND PERQUISITES

Our NEOs also generally participate in other benefit plans on the same terms as all of our other employees. These plans include our employee stock purchase plan, medical and dental insurance, life insurance, short- and long-term disability insurance programs, as well as customary vacation, leave of absence and other similar policies. We also provide limited perquisites and personal benefits based on considerations unique to each NEO position. During fiscal 2022, we provided (i) each of the NEOs with an automobile allowance, (ii) housing allowance to Mr. Verstreken, as well as to other employees and (iii) where occasionally appropriate spousal or companion travel on business trips (with required approval). In addition, Mr. MacMillan has access to private air transportation for business purposes and limited personal use. The personal use is subject to a maximum aggregate incremental cost to the Company of $150,000 per fiscal year. From time to time, the Company also allows its employees, including NEOs, the personal use of tickets for sporting and cultural events previously acquired by the Company for business entertainment purposes or acquired in connection with corporate sponsorships. There is no incremental cost to the Company for the use of such tickets, and therefore, such items are not reflected in the compensation of our NEOs in the "Summary Compensation Table" below. The values of all perquisites and other personal benefits provided to our NEOs are included in the "All Other Compensation" column of the Summary Compensation Table on page 72.

Our Decision-Making Process

The Compensation Committee oversees the compensation and benefits programs for our NEOs. The Committee is comprised solely of independent, non-employee members of the Board of Directors. The Committee works very closely with its independent compensation consultant and management to ensure that our Company's executive compensation program is appropriately aligned with our business strategy and is achieving the desired objectives. We also take into account feedback received from our stockholders. Details of the Committee's authority and responsibilities are specified in the Committee's charter, which may be accessed through **investors.hologic.com.**

THE ROLE OF THE COMMITTEE

The Committee seeks to ensure that the links between our executive compensation program and our business goals are responsible, appropriate and strongly aligned with stockholder interests. The Committee annually determines the compensation levels of our NEOs by considering several factors, including:

- Each NEO's role and responsibilities

- How the NEO is performing those responsibilities

- Our historical and anticipated future financial performance

- Compensation practices of the companies in our peer groups(s)

- Survey data from a broader group of comparable public companies (where appropriate)

THE ROLE OF MANAGEMENT

During fiscal 2022, Mr. MacMillan reviewed the performance and compensation of the NEOs, other than himself, and made recommendations as to their compensation to the Committee. No executive officer participates in the deliberations of the Committee regarding his or her own compensation.

THE ROLE OF THE INDEPENDENT COMPENSATION CONSULTANT

The Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) to serve as its executive compensation consultant for fiscal 2022. Pearl Meyer did not perform any services for us other than as directed by the Committee.

During fiscal 2022, Pearl Meyer advised the Committee on a variety of subjects such as compensation plan design and trends, pay for performance analytics, benchmarking norms, and other such related matters. Pearl Meyer also conducted a risk assessment of our executive compensation practices for fiscal 2022, as described in the "Risk" section on page 14. Pearl Meyer reports directly to the Committee, participates in meetings as requested and communicates with the Committee Chair between meetings as necessary.

Prior to engaging Pearl Meyer, the Committee reviewed the firm's qualifications as well as its independence and any potential conflicts of interest and determined there were none. The Committee has the sole authority to modify or approve Pearl Meyer's compensation, determine the nature and scope of its services, evaluate its performance, and terminate the engagement and hire a replacement or additional consultant at any time.

PEER GROUP

The Committee compares our executive compensation program to a group of companies that are comparable in terms of size and industry (the Primary Peer Group). The overall purpose of this peer group is to provide a market frame of reference for evaluating our compensation arrangements (current or proposed), understanding compensation trends among comparable companies, and reviewing other compensation and governance-related topics that may arise during the course of the year.

Following the 2021 review of our Primary Peer Group in March 2021, the Committee removed Varian Medial Systems, Inc. from our Primary Peer Group as a result of its pending acquisition by Siemens Healthineers and shifted Baxter International Inc. from our Supplemental Practices Peer Group (described below) to our Primary Peer Group given the Company's growth. Our Primary Peer Group used for setting target compensation levels for the NEOs for fiscal 2022 is as follows:

2022 Primary Peer Group Composition

Agilent Technologies, Inc.	IDEXX Laboratories, Inc.	Steris Plc
Baxter International Inc.	Illumina, Inc.	Teleflex Incorporated
Boston Scientific Corporation	Intuitive Surgical, Inc.	The Cooper Companies, Inc.
DENTSPLY Sirona, Inc.	PerkinElmer, Inc.	Waters Corporation
Edwards Lifesciences Corp.	ResMed, Inc.	Zimmer Biomet Holdings, Inc.

Peer Group Data[1]

	Revenue ($M)	Enterprise Value ($M)
50th Percentile	$3,200	$38,000
Hologic	$3,800	$22,500
Hologic Rank	60th	40th

[1] Data as available January 2021.

Each year, Pearl Meyer conducts and presents to the Committee an executive compensation competitive assessment to assist the Committee in assessing whether executive target pay levels by element and in the aggregate are competitive in the marketplace. For fiscal 2022, the target annual TDC opportunities, comprised of base salary, target annual STIP, annual long-term incentive awards and deferred compensation contributions, were determined to be above market median for Messrs. MacMillan and Griffin and below market median for Ms. Oberton and Messrs. Thornal and Verstreken.

Changes to the Primary Peer Group

Pearl Meyer and the Committee review our Primary Peer Group annually for appropriateness based on a variety of factors including: similarities in revenue levels and size of market capitalization and enterprise value, similarities to the industries in which we operate, the overlapping labor market for top management talent, our status as a publicly traded, U.S.-based, non-subsidiary company, and various other characteristics. The Company uses enterprise value in addition to market capitalization for comparative purposes because of its capital structure. Following the 2022 review of our Primary Peer Group in March 2022, the Committee did not make any changes to the Primary Peer Group used for setting target compensation levels for the NEOs for fiscal 2023.

Supplemental Practices Peer Group

Pearl Meyer also developed a Supplemental Practices Peer Group of larger companies to serve as a reference point in understanding design characteristics of compensation programs at larger companies. The group was not used to set compensation levels for the NEOs. The group consists of both direct product competitors and recent sources of executive talent. Below is the Supplemental Practices Peer Group which the Company referenced while assessing overall compensation design for fiscal 2022 compensation.

Abbott Laboratories Becton, Dickinson and Company	Johnson & Johnson Medtronic plc	Stryker Corporation Thermo Fisher Scientific Inc.

TSR Peer Group

The Company uses a custom TSR Peer Group comprised of select companies from the Company investor relations performance benchmarking group and the executive compensation Peer Groups discussed above. The TSR Peer Group is approved by the Compensation Committee each year at the time the TSR PSU awards are granted. Companies which are acquired or otherwise delisted during the performance period are excluded from the final calculation. The TSR Peer Group reflects organizations from both our Primary Peer Group as well as our internal investor relations comparator group. Collectively, we believe this larger set of companies provides strong comparisons from a people, product and investor perspective. Moreover, this larger set of companies in the TSR Peer Group helps mitigate the impact of market consolidation by way of corporate actions such as acquisitions and divestitures. For the fiscal 2022 TSR PSU awards, the following companies were set as the TSR Peer Group:

2022 TSR Peer Group Composition

Abbott Laboratories	IDEXX Laboratories, Inc.	Qiagen NV
Agilent Technologies, Inc.	Illumina, Inc.	Quest Diagnostics Inc.
Baxter International Inc.	Integra LifeSciences Holdings Corp	ResMed Inc.
Becton, Dickinson and Company	Intuitive Surgical, Inc.	Stryker Corporation
Boston Scientific Corporation	Laboratory Corp. of America Holdings	The Cooper Companies, Inc.
Bruker Corporation	Mettler-Toledo International Inc.	Thermo Fisher Scientific Inc.
DENTSPLY SIRONA Inc.	NuVasive, Inc.	Waters Corporation
DexCom, Inc.	PerkinElmer, Inc.	Zimmer Biomet Holdings, Inc.
Edwards Lifesciences Corp.		

Additional Compensation Practices, Policies & Guidelines

OUR POSITION ON EMPLOYMENT, CHANGE OF CONTROL AND SEVERANCE AGREEMENTS

Our ability to build the exceptional leadership team in place today was due in large part to our having a full complement of compensation tools available to us and the flexibility to use them. This includes the ability to leverage employment, change of control and severance agreements.

The Committee believes that together, our employment, change of control and severance agreements, which are guided by our compensation philosophy and governance practices and policies (e.g., double-trigger change of control provisions, no tax gross-ups), are well aligned with those of our peers. More importantly, they foster stability within senior management by helping our executives maintain continued focus and dedication to their responsibilities to maximize stockholder value, including in the event of a transaction that could result in a change in control of our Company.

The Committee believes that providing change of control and severance benefits eliminates, or at least reduces, any reluctance of senior management to pursue potential change of control transactions that may be in the best interests of stockholders.

We also understand the concern of our stockholders regarding severance arrangements, and in 2015, the Committee adopted a Policy on Executive Severance Agreements. This policy limits severance benefits under any new severance or employment agreements entered into with executive officers to 2.99 times the sum of the executive officer's base salary and non-equity incentive plan payment or other annual non-equity bonus or award; any benefits in excess of this amount must be ratified by stockholders. For purposes of this policy "severance benefits" do not include the value of accelerated vesting of any outstanding equity awards or payments under the Company's retirement and deferred compensation plans. Details about the specific arrangements made with our NEOs are set forth on pages 80 and 81.

EXECUTIVE STOCK OWNERSHIP GUIDELINES

Our Board believes that our directors and officers should hold a meaningful financial stake in the Company in order to further align their interests with those of our stockholders. Our CEO is expected to achieve equity ownership in the Company with a value of five times his then current base salary and each of our other NEOs and executive officers is expected to achieve equity ownership in the Company with a value of two times his or her then current base salary, within five years of becoming subject to the guidelines. Only shares of stock issued and outstanding (or vested and deferred under our deferred equity plan) are credited towards the ownership goals. No unvested RSUs or PSUs or outstanding stock options (regardless of whether or not vested) are credited towards the ownership goals. All of our NEOs who have been subject to the guidelines for five years have achieved ownership in excess of the guideline. Information about ownership guidelines for our non-employee directors can be found in the "Director Compensation" section on page 34 of this proxy statement.

Incentivized to Drive Stockholder Value

Mr. MacMillan is invested in Hologic. Literally. Under our stock ownership guidelines, he is expected to achieve equity ownership in the Company with a value of five times his base salary. As of the end of calendar year 2022, he owned equity (including shares vested but deferred, but not including any unvested equity), in the Company with a value of over 146 times his fiscal 2022 base salary, making him one of our 25 largest stockholders. Mr. MacMillan purchased approximately 11% of these shares in the open market. As evidenced by his substantial ownership of Hologic shares, Mr. MacMillan's interests are well-aligned with those of our stockholders.

Compensation Recoupment Policy

Under our compensation recoupment, or clawback, policy, if our Board determines that an officer engaged in fraud or willful misconduct that resulted in a restatement of the Company's financial results, then the Board may review all performance-based compensation – both incentive cash/bonus awards and all forms of equity-based compensation – awarded to or earned by that officer on the basis of performance during the fiscal periods materially affected by the restatement. If, in the view of our Board, the performance-based compensation would have been lower if it had been based on the restated financial results, the Board may, to the extent permitted by applicable law, seek recoupment from that officer of any portion of such performance-based compensation as it deems appropriate after a review of all relevant facts and circumstances. Any recoupment under this policy may be in addition to, and shall not otherwise limit, any other remedies that may be available to the Company under applicable law, including disciplinary actions up to and including termination of employment. The Company is reviewing its compensation recoupment policy in light of the final Exchange Act Rule 10D-1 and expects to adopt a new policy or amend its policy upon or prior to the effectiveness of the final listing standards from Nasdaq implementing such rule.

Hedging and Pledging Policy

Our Insider Trading Policy prohibits employees and directors of the Company from engaging in hedging or similar arrangements with respect to the Company's securities, including, without limitation, short sales and buying or selling puts, calls or other derivative securities (except for stock options granted by the Company). Pursuant to the Insider Trading Policy, employees and directors are also prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan.

Tax and Accounting Considerations

The Committee considers tax and accounting implications in determining all elements of our compensation plans, programs and arrangements, although they are not the only factors considered. In some cases, other important considerations may outweigh tax or accounting considerations and the Committee maintains the flexibility to compensate its officers in accordance with the Company's compensation philosophy.

Section 162(m) of the Code, generally limits the deductibility of compensation to $1 million per year for certain named executive officers of the Company, except that historically Section 162(m) provided for an exemption for compensation that qualified as "performance-based compensation." In the past, several elements of our named executive officers' compensation were intended to be deductible under Section 162(m) as performance-based compensation. The Tax Cuts and Jobs Act of 2017 repealed the exemption from the Section 162(m) deduction limit for performance-based compensation, effective for taxable years beginning after December 31, 2017. As a result, we expect that compensation paid to our named executive officers in excess of $1 million generally will not be deductible.

Executive Compensation Tables

Summary Compensation Table

The following table presents information regarding compensation of each of the NEOs for services rendered during the fiscal years indicated. A description of our compensation policies and practices as well as a description of the components of compensation payable to our NEOs is included above under "Compensation Discussion and Analysis."

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Stephen P. MacMillan Chairman, President and Chief Executive Officer	2022	1,130,236	—	7,600,629	2,499,983	2,544,687	—	560,097[6]	14,335,632
	2021	1,092,727	—	7,759,570	2,474,782	2,835,627	—	585,694	14,748,400
	2020	1,092,604	—	7,261,555	2,106,425	3,278,181	—	386,909	14,125,674
Karleen M. Oberton Chief Financial Officer	2022	599,038	—	1,520,068	499,988	675,000	—	303,525[7]	3,597,619
	2021	549,039	—	1,489,638	475,102	715,000	—	339,346	3,568,125
	2020	499,954	—	1,263,365	424,989	675,000	—	274,099	3,137,407
John M. Griffin General Counsel	2022	559,423	—	1,329,979	437,487	630,000	—	285,200[8]	3,242,089
	2021	529,712	—	1,332,728	425,087	715,000	—	311,600	3,314,127
	2020	514,936	—	1,188,976	399,993	675,000	—	186,400	2,965,305
Kevin R. Thornal Group President, Global Diagnostics Solutions	2022	548,077	—	1,329,979	437,487	646,875	—	362,455[9]	3,324,873
	2021	474,519	—	1,097,433	350,065	675,000	—	515,373	3,112,390
	2020	450,075	500,000[2]	743,132	249,989	675,000	—	255,290	2,873,486
Jan Verstreken Group President, International[10]	2022	581,806	—	1,139,960	374,986	602,473	—	54,194[11]	2,753,419

[1]   Reflects position on September 24, 2022, the last day of fiscal 2022.

[2]   For fiscal 2020, represents a bonus paid to Mr. Thornal in recognition of his outstanding leadership and performance during the COVID-19 pandemic as the leader of our Diagnostics Division.

[3]   The amounts included in the "Stock Awards" column represent the aggregate grant date fair value of RSUs and PSUs subject to ROIC goals (ROIC PSUs), PSUs subject to relative total shareholder return (TSR) goals (TSR PSUs) and PSUs subject to free cash flow goals (FCF PSUs) granted during the respective fiscal years. These values have been determined as of the grant date under GAAP based on the assumptions described in footnote 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 24, 2022. The RSUs vest annually in equal installments over a required service period, and the PSUs cliff-vest at the end of a three-year period provided the pre-determined performance metrics are achieved (ROIC, relative TSR or adjusted FCF, as applicable). For the PSUs, the grant date fair value is based on our estimate of the probable outcome of the performance conditions applicable to each PSU award. Assuming the achievement of the highest level of performance conditions with respect to these PSUs (200% of target for the ROIC PSUs, TSR PSUs and the FCF PSUs), the maximum possible value of the ROIC, TSR and FCF PSUs, respectively, granted to our NEOs in fiscal 2022 are: Mr. MacMillan: $3.3 million, $3.3 million and $3.3 million; Ms. Oberton: $667,000, $667,000 and $667,000; Mr. Griffin: $583,000, $583,000 and $583,000; Mr. Thornal: $583,000, $583,000 and $583,000 and Mr. Verstrekon: $499,902, $499,902 and $499,902.

[4]   The amount included in the "Options Awards" column represents the grant date fair value of all stock options granted during the respective fiscal year. These stock options vest annually in equal installments over a required service period of four years and have a 10-year term. The values have been determined as of the grant date under GAAP based on the assumptions described in footnote 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 24, 2022.

[5]   Represents cash payments under the STIP. Bonuses paid under the 2022, 2021 and 2020 STIP were based on a combination of Company and individual performance factors for the applicable fiscal year. For more information, see "Fiscal 2022 Total Direct Compensation Elements in Detail-Short-Term Incentive Plan" on page 54.

[6]   The amount represents (i) the Company's contributions to the DCP in the amount of $432,500; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $12,200; (iii) value of Mr. MacMillan's personal use of a leased automobile provided by the Company of $17,375; (iv) reimbursement and payment of expenses related to the Company's annual salesforce reward trip of $54,826; (v) tax reimbursements of $12,543 related to the Company's annual salesforce reward trip; (vi) $16,643 attributable to the personal use of private aircraft, net of all standard industry fare level (SIFL) reimbursements paid by Mr. MacMillan; and (vii) travel expenses of $14,010 in connection with the attendance of Mr. MacMillan's spouse on a business trip.

(7)   The amount represents (i) the Company's contributions to the DCP in the amount of $267,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $4,154; (iii) an automobile allowance of $7,800; (iv) reimbursement of expenses related to the Company's annual salesforce reward trip of $17,493; and (v) tax reimbursements of $7,078 related to the Company's annual salesforce reward trip.

(8)   The amount represents (i) the Company's contributions to the DCP in the amount of $267,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $12,200; and (iii) an automobile allowance of $6,000.

(9)   The amount represents (i) the Company's contributions to the DCP in the amount of $225,000; (ii) the Company's matching contributions under our 401(k) Savings and Investment Plan of $12,206; (iii) an automobile allowance of $7,800; (iv) reimbursement of expenses related to the Company's annual salesforce reward trip of $18,693; (v) tax reimbursements of $9,493 related to the Company's annual salesforce reward trip; and (vi) expatriate host country tax gross-up payment related to the holdover tax liability from expatriate assignment prior to becoming an executive officer, consistent with practice for all employees on expatriate assignment, made during fiscal 2022 of $89,263.

(10)   The Company converted Mr. Verstreken's compensation in UK Pound to U.S. Dollar using the average exchange rate for the fiscal year. Mr. Verstreken first became an NEO for fiscal year 2022 and was not an NEO for fiscal year 2020 or 2021.

(11)   The amount represents (i) the Company's housing allowance in the amount of $33,879; and (ii) an automobile allowance of $20,315.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Stephen P. MacMillan			848,229	1,696,458	3,392,916							
	11/08/2021	11/1/2021							35,146			2,499,935
	11/08/2021	11/1/2021								118,877	71.13	2,499,983
	11/08/2021	11/1/2021				11,716	23,431	46,862				1,666,647
	11/08/2021	11/1/2021				11,716	23,431	46,862				1,767,400
	11/08/2021	11/1/2021				11,716	23,431	46,862				1,666,647
Karleen M. Oberton			225,000	450,000	900,000							
	11/08/2021	11/1/2021							7,029			499,973
	11/08/2021	11/1/2021								23,775	71.13	499,988
	11/08/2021	11/1/2021				2,343	4,686	9,372				333,315
	11/08/2021	11/1/2021				2,343	4,686	9,372				353,465
	11/08/2021	11/1/2021				2,343	4,686	9,372				333,315
John M. Griffin			210,000	420,000	840,000							
	11/08/2021	11/1/2021							6,150			437,450
	11/08/2021	11/1/2021								20,803	71.13	437,487
	11/08/2021	11/1/2021				2,050	4,100	8,200				291,633
	11/08/2021	11/1/2021				2,050	4,100	8,200				309,263
	11/08/2021	11/1/2021				2,050	4,100	8,200				291,633
Kevin R. Thornal			215,625	431,250	862,500							
	11/08/2021	11/1/2021							6,150			437,450
	11/08/2021	11/1/2021								20,803	71.13	437,487
	11/08/2021	11/1/2021				2,050	4,100	8,200				291,633
	11/08/2021	11/1/2021				2,050	4,100	8,200				309,263
	11/08/2021	11/1/2021				2,050	4,100	8,200				291,633
Jan Verstreken[5]			200,824	401,649	803,298							
	11/08/2021	11/1/2021							5,272			374,997
	11/08/2021	11/1/2021								17,831	71.13	374,986
	11/08/2021	11/1/2021				1,757	3,514	7,028				249,951
	11/08/2021	11/1/2021				1,757	3,514	7,028				265,061
	11/08/2021	11/1/2021				1,757	3,514	7,028				249,951

[1] Represents threshold, target and maximum annual cash incentive awards under the 2022 STIP. The threshold amount for each NEO is 50% of target, as the minimum amount payable (subject to individual performance) if threshold performance is achieved. If the threshold is not achieved, the payment to the NEOs would be zero. The maximum amount for each NEO is 200% of target and reflects the maximum amount payable (subject to individual performance) if maximum performance is achieved. Payout is based upon achievement of the performance measures listed in the "2022 Performance Objectives and Results" in the CD&A on page 55. The actual amounts earned by each NEO are set forth in the Summary Compensation Table.

[2] Represents threshold, target and maximum award amounts for the FY21-FY23 performance cycle pursuant to ROIC PSUs, TSR PSUs and FCF PSUs issued as part of our fiscal 2022 annual equity awards. The PSUs are subject to ROIC goals, relative TSR achievement goals and adjusted FCF achievement goals, as applicable.

- ROIC PSUs. ROIC PSUs become earned only if the Company achieves a pre-determined ROIC threshold at the end of a three-year performance period and vest at the end of a three-year service period. If we fail to achieve the ROIC minimum threshold, all ROIC PSUs for that three-year performance period will be forfeited. If the target ROIC goal is achieved, 100% of the ROIC PSUs will become earned. The maximum payout for ROIC PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum ROIC goal. See "Performance Stock Units – ROIC PSUs" on page 61 for applicable ROIC goals.

- TSR PSUs. TSR PSUs vest only if the Company achieves a minimum relative TSR percentile at the end of a three-year performance period. If we fail to achieve the minimum relative TSR percentile, all of the TSR PSUs for that three-year performance period will be forfeited. The maximum payout for TSR PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum relative TSR percentile. For TSR PSUs, threshold, target and maximum award amounts are payable upon achievement of relative TSR in the 25th, 50th and 95th percentile, respectively.

- FCF PSUs. FCF PSUs become earned only if the Company achieves a three-year adjusted free cash flow measure and vest at the end of the three-year service period. If we fail to achieve the minimum adjusted FCF measure, all of the FCF PSUs for that three-year performance period will be forfeited. The maximum payout for FCF PSUs is limited to 200% of the shares granted and is earned only if we achieve the maximum adjusted FCF measure.

[3] Represents RSUs issued as part of our fiscal 2022 annual equity awards.

[4] This column shows the full grant date fair value of RSUs, ROIC PSUs, TSR PSUs, FCF PSUs and stock options as determined under GAAP. The values are determined based on the assumptions described in Note 10 to our consolidated financial statements included in our Annual Report on Form 10-K for the year ended September 24, 2022.

[5] The Company converted Mr. Verstreken's compensation in UK Pound to U.S. Dollar using the average exchange rate for the fiscal year.

Outstanding Equity Awards at Fiscal Year-End

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
Stephen P. MacMillan	11/7/2014	190,844[3]	—	26.21	11/07/2024				
	11/5/2015	138,358[4]	—	39.96	11/05/2025				
	12/1/2016	160,565[4]	—	37.64	12/01/2026				
	12/1/2017	927,978[4]	—	40.85	12/01/2027				
	11/12/2018	113,303	37,768[4]	40.97	11/12/2028				
	11/11/2019	76,264	76,265[4]	45.61	11/11/2029				
	11/9/2020	30,950	92,851[4]	68.35	11/09/2030				
	11/8/2021	—	118,877[4]	71.13	11/08/2031				
	11/11/2019					15,395[5]	969,577		
	11/11/2019					21,925[6]	1,380,837		
	11/9/2020					24,133[5]	1,519,896		
	11/8/2021					35,146[5]	2,213,495		
	11/11/2019					61,576[7][8]	3,878,056		
	11/11/2019					41,872[7][10]	2,637,078		
	11/11/2019					53,571[11][12]	3,373,902		
	11/9/2020					48,266[7][9]	3,039,793		
	11/9/2020					48,266[7][12]	3,039,793		
	11/9/2020							48,266[10]	3,039,793
	11/8/2021							46,862[8]	2,951,369
	11/8/2021							46,862[13]	2,951,369
	11/8/2021							46,862[10]	2,951,369
Karleen M. Oberton	11/5/2015	7,156[4]	—	39.96	11/05/2025				
	12/1/2016	7,389[4]	—	37.64	12/01/2026				
	12/1/2017	6,725[4]	—	40.85	12/01/2027				
	11/12/2018	19,560	6,520[4]	40.97	11/12/2028				
	11/11/2019	15,386	15,388[4]	45.61	11/11/2029				
	11/9/2020	5,941	17,826[4]	68.35	11/09/2030				
	11/08/2021	—	23,775[4]	71.13	11/08/2031				
	11/11/2019					3,106[5]	195,616		
	11/9/2020					4,633[5]	291,786		
	11/8/2021					7,029[5]	442,686		
	11/11/2019					12,424[7][8]	782,464		
	11/11/2019					8,448[7][10]	532,075		
	11/11/2019					10,808[11][12]	680,688		
	11/9/2020					9,266[7][9]	583,573		
	11/9/2020					9,266[7][12]	583,573		
	11/9/2020							9,266[10]	583,573
	11/8/2021							9,372[8]	590,249
	11/8/2021							9,372[13]	590,249
	11/8/2021							9,372[10]	590,249

Name	Grant Date	Option Awards				Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
John M. Griffin	12/1/2017	26,902[4]	—	40.85	12/01/2027				
	11/12/2018	20,957	6,986[4]	40.97	11/12/2028				
	11/11/2019	14,482	14,482[4]	45.61	11/11/2029				
	11/9/2020	5,316	15,949[4]	68.35	11/09/2030				
	11/8/2021	—	20,803[4]	71.13	11/08/2031				
	11/11/2019					2,924[5]	184,153		
	11/9/2020					4,145[5]	261,052		
	11/8/2021					6,150[5]	387,327		
	11/11/2019					11,692[7][8]	736,362		
	11/11/2019					7,951[7][10]	500,726		
	11/11/2019					10,172[11][12]	640,633		
	11/9/2020					8,290[7][9]	522,104		
	11/9/2020					8,290[7][12]	522,104		
	11/9/2020							8,290[10]	522,104
	11/8/2021							8,200[8]	516,436
	11/8/2021							8,200[13]	516,436
	11/8/2021							8,200[10]	516,436
Kevin R. Thornal	12/1/2017	12,490[4]	—	40.85	12/01/2027				
	11/12/2018	11,875	3,959[4]	40.97	11/12/2028				
	11/11/2019	9,050	9,052[4]	45.61	11/11/2029				
	11/9/2020	4,378	13,134[4]	68.35	11/09/2030				
	11/8/2021	—	20,803[4]	71.13	11/08/2031				
	11/11/2019					1,827[5]	115,064		
	11/9/2020					3,414[5]	215,014		
	11/8/2021					6,150[5]	387,327		
	11/11/2019					7,308[7][8]	460,258		
	11/11/2019					4,969[7][10]	312,975		
	11/11/2019					6,357[11][12]	400,364		
	11/9/2020					6,826[7][9]	429,901		
	11/9/2020					6,826[7][12]	429,901		
	11/9/2020							6,826[10]	429,901
	11/8/2021							8,200[8]	516,436
	11/8/2021							8,200[13]	516,436
	11/8/2021							8,200[10]	516,436

Name	Grant Date	Option Awards		Option Exercise Price ($)	Option Expiration Date	Stock Awards			
		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable			Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1][2]
Jan Verstreken									
	2/1/2017	7,564[4]	—	40.85	2/01/2027				
	12/1/2017	12,490[4]	—	40.85	12/01/2027				
	11/12/2018	10,478	3,493[4]	40.97	11/12/2028				
	11/11/2019	7,693	7,694[4]	45.61	11/11/2029				
	7/1/2020	14,500	14,502[4]	56.97	7/01/2030				
	11/9/2020	3,127	9,382[4]	68.35	11/09/2030				
	11/8/2021	—	17,831[4]	71.13	11/08/2031				
	11/11/2019					1,553[5]	97,808		
	7/1/2020					2,926[5]	184,279		
	11/9/2020					2,438[5]	153,545		
	11/8/2021					5,272[5]	332,031		
	11/11/2019					6,212[7][8]	391,232		
	11/11/2019					4,224[7][10]	266,038		
	11/11/2019					5,404[11][12]	340,344		
	11/9/2020					4,876[7][9]	307,090		
	11/9/2020					4,876[7][12]	307,090		
	11/9/2020							4,876[10]	307,090
	11/8/2021							7,028[8]	442,623
	11/8/2021							7,028[13]	442,623
	11/8/2021							7,028[10]	442,623

[1] Based upon the close price of $62.98, which was the closing market price on Nasdaq of our common stock on September 23, 2022, the last trading day of our common stock in fiscal 2022. The market value of PSUs or RSUs that have not vested was determined by multiplying the closing market price by the number of PSUs or RSUs, respectively.

[2] The number and value of the ROIC PSUs is based on achieving maximum performance, which is 200% of target. As of the end of fiscal 2022, all outstanding ROIC PSUs were trending at or above target performance. The number and value of the TSR PSUs is based on achieving maximum performance, which is 200% of target. As of the end of fiscal 2022, all outstanding TSR PSUs were trending at or above target performance. The number and value of the FCF PSUs is based on achieving maximum performance, which is 200% of target. As of the end of fiscal 2022, all outstanding FCF PSUs were trending at or above target performance.

[3] These non-qualified stock options vested in five equal annual installments beginning on the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[4] These non-qualified stock options vest in four equal annual installments beginning on the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[5] These RSUs vest in three equal installments beginning of the first anniversary of the date of grant, subject to continued service on each applicable vesting date.

[6] These matching RSUs, which were granted pursuant to Mr. MacMillan's Employment Agreement, vest in one installment three years from the date of grant, subject to continued service on the vesting date.

[7] The performance period for these ROIC PSUs, TSR PSUs and FCF PSUs ended at the end of the 2022 fiscal year or at the end of the 2021 fiscal year, with ROIC PSUs granted in fiscal 2020 and fiscal 2021 at 200% of target, TSR PSUs granted in fiscal 2020 at 136% of target and FCF PSUs granted in fiscal 2021 at 200% of target. The ROIC PSUs and TSR PSUs granted in fiscal 2020 remained subject to continued service through November 11, 2022, at which time they vested. The FCF PSUs granted in fiscal 2021 remain subject to continued service through November 9, 2023. The ROIC PSUs and FCF PSUs granted in fiscal 2022 remain subject to continued service through November 8, 2024.

[8] These ROIC PSUs vest in one installment on the third anniversary of the grant date if the Company achieves a minimum three-year average ROIC threshold at the end of the three-year performance period, subject to continued service on the vesting date.

[9] These ROIC PSUs vest in one installment on the third anniversary of the grant date if the Company achieves the minimum ROIC threshold at the end of the one-year performance period, subject to continued service on the vesting date.

(10) These TSR PSUs vest in one installment on the third anniversary of the grant date if the Company achieves the minimum total shareholder return target relative to a defined peer group at the end of the three-year performance period, subject to continued service on the vesting date.

(11) The performance period for these FCF PSUs granted in fiscal 2020 ended at the end of the 2020 fiscal year at 174% of target, subject to continued service through November 11, 2022, at which time they vested.

(12) These FCF PSUs vest in one installment on the third anniversary of the grant date if the Company achieves the minimum adjusted free cash flow target at the end of the one-year performance period, subject to continued service on the vesting date.

(13) These FCF PSUs vest in one installment on the third anniversary of the grant date if the Company achieves the minimum adjusted free cash flow target at the end of the three-year performance period, subject to continued service on the vesting date.

Option Exercises and Stock Vested

| Name | Option Awards | | Stock Awards | |
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting	Value Realized on Vesting ($)[2]
Stephen P. MacMillan	—	—	212,563	15,590,056
Karleen M. Oberton	—	—	33,162[3]	2,430,567
John M. Griffin	—	—	34,718	2,545,719
Kevin R. Thornal	—	—	20,374	1,492,715
Jan Verstreken	—	—	20,558	1,497,667

(1) Value realized is calculated by subtracting the aggregate exercise price of the options from the aggregate market value of the shares of common stock acquired based on the closing price of our common stock on the date of exercise.

(2) Value realized is calculated based on the number of shares vested multiplied by the closing price of our common stock on the date of vesting. This calculation does not account for shares withheld for tax purposes, but rather represents the gross value realized.

(3) Includes 27,740 vested shares as to which settlement has been deferred to termination date or termination plus either 2, 5, 8, 10 or 15 years pursuant to the terms of the Company's Amended and Restated Deferred Equity Plan.

Non-Qualified Deferred Compensation

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Stephen P. MacMillan	41,324	432,500	(2,003,881)	—	8,310,161[2]
value of deferred equity	—			—	67,997,809[4]
Karleen M. Oberton	131,404	267,000	(777,755)	—	3,093,182[2]
value of deferred equity	2,040,003[3]			—	2,589,813[4]
John M. Griffin	—	267,000	(890,541)	—	2,914,969[2]
value of deferred equity	—			—	2,942,866[4]
Kevin R. Thornal	—	225,000	(235,743)	—	885,870[2]
value of deferred equity	—				—
Jan Verstreken[5]	—	—	—	—	—
value of deferred equity	—			—	—

(1) These contributions, which were made pursuant to our Non-Qualified Deferred Compensation Plan, were determined and funded in November 2021 (fiscal 2022). These amounts are included in the "All Other Compensation" column of the Summary Compensation Table.

(2) The following amounts of the reported aggregate balance were previously reported as compensation to the NEOs and were included in the Summary Compensation Table for prior fiscal years: Mr. MacMillan: $5,813,365; Ms. Oberton: $1,251,316; Mr. Griffin: $2,123,789; and Mr. Thornal: $465,000.

(3) Reflects value, as of the vesting date, of equity which vested during fiscal 2022 but settlement has been deferred pursuant to the Company's Amended and Restated Deferred Equity Plan.

(4) Reflects value, as of September 24, 2022, of cumulative equity which has vested but settlement has been deferred pursuant to the Company's Amended and Restated Deferred Equity Plan.

(5) This employee is a non-US employee and is not eligible to participate in the Company's Non-Qualified Deferred Equity Plan.

Potential Payments upon Termination or Change of Control

The following table shows potential payments upon termination or a change of control for our NEOs. The terms and conditions of our employment, change of control and severance agreements with all of our NEOs are discussed below. Although our equity grant program provides for certain benefits upon an NEO's retirement, none of our NEOs were eligible for such benefits assuming a resignation on September 24, 2022.

Name	Potential Payment on Change of Control ($)[1]	Potential Payment on Voluntary Termination or Termination for Cause ($)[2]	Potential Payment on Involuntary Termination (Without Cause) or Termination by Executive for Good Reason ($)[3]	Potential Payment on Death or Disability ($)[4]
Stephen P. MacMillan				
Cash Severance	12,011,240	—	7,351,318	6,903,302
Share Awards[5]	28,687,916	—	—	22,263,598
Accelerated DCP[6]	399,551	—	—	399,551
Health/Welfare Benefits[7]	38,789	—	—	38,789
Total	**41,137,496**	**—**	**7,351,318**	**29,605,240**
Karleen M. Oberton				
Cash Severance	3,852,117	—	1,288,333	1,976,667
Share Awards[5]	5,390,923	—	—	4,128,216
Accelerated DCP[6]	286,333	—	—	286,333
Health/Welfare Benefits[7]	1,078	—	1,078	3,235
Total	**9,530,451**	**—**	**1,289,411**	**6,394,451**
John M. Griffin				
Cash Severance	3,687,667	—	1,233,333	1,906,667
Share Awards[5]	4,940,292	—	—	3,818,898
Accelerated DCP[6]	278,000	—	—	278,000
Health/Welfare Benefits[7]	19,370	—	19,370	58,109
Total	**8,925,329**	**—**	**1,252,703**	**6,061,674**
Kevin R. Thornal				
Cash Severance	3,709,469	—	1,240,625	1,906,250
Share Awards[5]	3,744,707	—	—	2,740,841
Accelerated DCP[6]	233,333	—	—	233,333
Health/Welfare Benefits[7]	20,653	—	20,653	61,958
Total	**7,708,162**	**—**	**1,261,278**	**4,942,382**
Jan Verstreken[9]				
Cash Severance	3,031,344	—	2,027,656	—
Share Awards[5]	3,298,917	—	—	—
Allowances[8]	—	—	108,389	—
Health/Welfare Benefits[7]	—	—	43,815	—
Total	**6,330,261**	**—**	**2,179,860**	**—**

[1] Benefits and payments calculated assuming the executive's employment was terminated by us without cause or by the executive for good reason on September 24, 2022 following a change of control and payable as a lump sum. For purposes of these amounts, the prior fiscal year is fiscal 2022.

[2] Benefits and payments calculated assuming the executive's employment was terminated voluntarily or by us for cause on September 24, 2022 and payable as a lump sum.

[3] Benefits and payments calculated assuming the executive's employment was terminated by us without cause or by the executive for good reason on September 24, 2022 and payable as a lump sum. For purposes of calculating these amounts, the prior fiscal year as used in the employment agreement and change in control agreements is fiscal 2022.

(4) *Benefits and payments calculated assuming the executive's employment was terminated as a result of executive's death or disability on September 24, 2022 and payable in a lump sum. For purposes of the cash severance and health and welfare benefits, the payments and benefits also assume that a change of control occurred on September 24, 2022, and such amounts would not be payable upon a termination as a result of death or disability prior to, or more than three years following, a change of control.*

(5) *Assumes a change of control price of $62.98, which was the closing market price on Nasdaq of our common stock on September 23, 2022, the last trading day for our common stock in fiscal 2022. For PSU awards with a performance period ending as of fiscal 2022 (or earlier) that remained unvested as of September 24, 2022, such PSUs are included based on actual performance, and all other PSU awards that remained unvested as of September 24, 2022 are included based on target performance.*

(6) *Under the terms of our DCP, employer contributions to the DCP are fully vested in the event of (i) the executive's death, disability or a change of control or (i) the executive's retirement after the attainment of certain age and/or service milestones.*

(7) *Includes medical and dental benefits assuming the rates and coverage elections in effect as of the end of fiscal 2022 remain in effect throughout the applicable period.*

(8) *Includes housing and automotive allowances during fiscal 2022.*

(9) *The Company converted Mr. Verstreken's compensation in UK Pound to U.S. Dollar using the average exchange rate for the fiscal year.*

Change of Control and Severance Agreements

The Company has entered into change of control agreements and/or severance agreements with certain of its senior executive officers, including our NEOs.

Mr. MacMillan

The Company entered into an employment agreement with Mr. MacMillan in 2015, which was amended in 2016 and October 2020. Under the employment agreement, the Committee or the independent members of the Board have discretion to determine Mr. MacMillan's base salary, target STIP opportunity, Company contribution under the DCP and annual equity grant values. The Employment Agreement also provides for the payment of severance in certain circumstances. Specifically, if, during the term of the Employment Agreement, Mr. MacMillan's employment is terminated by the Company without cause or if Mr. MacMillan terminates his employment for good reason (as such terms are defined in the Employment Agreement), then he will be entitled to: (i) a payment equal to his accrued compensation through the termination date, which includes pro-rated base salary, reimbursement for business expenses, vacation pay, his annual bonus for the fiscal year prior to the year in which the termination occurs if not paid prior to his termination date, and any vested and/or earned amounts or benefits under the Company's employee benefit plans, programs, policies or practices; (ii) continued payment of a cash severance amount in equal payments over a two-year severance period in a total amount equal to two times the sum of his annual base salary plus his annual cash bonus for the prior fiscal year; and (iii) payment of a cash severance in the amount of Mr. MacMillan's annual cash bonus for the fiscal year in which such termination occurs, pro-rated for the then current fiscal year and payable no later than the thirtieth of November following the end of the applicable fiscal year in which the award was earned. If, following a Notice of Non-Renewal by either Mr. MacMillan or the Company and at or after the expiration of the term, Mr. MacMillan's employment is terminated by the Company without cause or if Mr. MacMillan terminates his employment for good reason, then he will be entitled to the compensation described above, except that the severance period and amount shall be for one year rather than two. In each case, receipt of any severance payments or benefits is conditioned upon Mr. MacMillan's release of all claims against the Company and its officers and directors.

The Company also entered into a Change of Control Agreement with Mr. MacMillan upon his joining the Company in December 2013. In the event that Mr. MacMillan receives benefits as the result of a change of control, such benefits will be in lieu of any of the severance benefits provided for in his Employment Agreement.

Change of Control. Mr. MacMillan's Change of Control Agreement provides that in the event of a change of control during the term of the agreement, if, in anticipation of or within the three-year period following the change of control (the Employment Period), his employment is terminated for reasons other than death, disability or cause, or he resigns for good reason, he is entitled to certain benefits (a double-trigger arrangement). In such circumstances, he shall have the right to receive (i) a lump sum cash payment equal to his accrued and unpaid compensation through the date of his termination; (ii) a pro-rata highest annual bonus (as defined below) based on the number of days elapsed during the fiscal year through the date of termination; (iii) a lump sum cash payment equal to the product of 2.99 times the sum of his annual base salary for the fiscal year preceding the date of termination and highest annual bonus; and (iv) immediate and full vesting of all stock options, RSUs, PSUs and other equity awards, with any options (or other similar awards) remaining exercisable for the shorter of the remaining term of the award or a period of one year following the executive's termination.

The term "highest annual bonus" is defined as the greater of (i) the average of annual bonuses paid to the executive over the three fiscal years preceding the fiscal year in which the change of control occurs; (ii) the annual bonus paid to the executive in the fiscal year preceding the fiscal year in which the change of control occurs; or (iii) the target bonus award opportunity associated with the Company achieving its 100% target payout level as determined in accordance with the Company's bonus plan for the fiscal year preceding the fiscal year in which the change of control occurs. Mr. MacMillan will continue to receive health and dental benefits for the remaining term of the Employment Period. Mr. MacMillan's Change of Control Agreement does not provide for any change of control benefits, including the acceleration of equity awards, if he remains employed by the Company, is terminated by the Company for cause or voluntarily terminates his employment (other than a resignation for good reason).

If Mr. MacMillan dies or his employment is terminated by reason of disability during the Employment Period, then he, or his heirs or estate, is entitled to receive (i) a lump sum cash payment equal to all accrued and unpaid compensation through the date of termination (or death) plus a pro-rata highest annual bonus based on the number of days elapsed during the fiscal year through the date of termination (or death); (ii) continuation of certain welfare benefits for the remaining term of the Employment Period; and (iii) a lump sum cash payment equal to the sum of his annual base salary and the highest annual bonus.

In the event any payments and benefits provided under the Change of Control Agreement is subject to excise taxes under Section 280G of the Code, then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

Ms. Oberton and Messrs. Griffin and Thornal

The Company has entered into a Severance and Change of Control Agreement with each of Ms. Oberton and Messrs. Griffin and Thornal.

Severance. Each agreement provides that if the executive is terminated by the Company without cause or resigns for good reason, then the executive is entitled to receive certain benefits, including (i) a lump sum cash payment equal to the executive's accrued and unpaid compensation through the termination date, which includes base salary, reimbursement for reasonable and necessary business expenses and vacation pay; (ii) a pro-rated bonus for the year in which the executive was terminated; (iii) for one-year from the date of termination, continuation of the executive's previous year's salary and payment of an amount equal to the executive's average annual bonus divided by the number of payroll periods during such one-year severance period; and (iv) a one-year continuation of the executive's medical and dental benefits. The severance pay and benefits provided under the Severance and Change of Control Agreements are in lieu of any other severance or termination pay to which the executive may be entitled under any other severance or termination plans, programs or arrangements. In the event that the executive receives benefits as the result of a change of control, then the executive will receive such change of control benefits in lieu of any of the severance benefits.

Change of Control. Terms relating to benefits payable in connection with termination shortly before or within three years of a change of control are identical to those described above for Mr. MacMillan except that Ms. Oberton and Messrs. Griffin and Thornal shall continue to receive health and dental benefits for a period of one year following the executive's termination. Terms relating to benefits payable in connection with executive's death or disability shortly before or within three years of a change of control are identical to those described above for Mr. MacMillan.

In the event any payments and benefits provided under the Severance and Change of Control Agreements are subject to excise taxes under Section 280G of the Code, then the payment shall be reduced so that no payment to be made or benefit to be provided to the executive shall be subject to the excise tax.

Mr. Verstreken

The Company has entered into an employment agreement with Mr. Verstreken, which was amended and restated in December 2020.

Severance. Mr. Verstreken's agreement provides that if he is terminated by the Company other than in connection with a change in control, then he is entitled to receive 24 months of total compensation, including base pay, bonus, allowances and benefits (or cash equivalent).

Change of Control. In the event such termination occurs on or within three years following a change in control, Mr. Verstreken's agreement provides for the following benefits: (i) accrued obligations (including a pro-rated bonus), (ii) 2.99x annual base salary, (iii) 2.99x bonus, and (iv) full vesting of equity.

Equity Agreements

The Company's equity compensation program, including each NEO's awards, provides for additional benefits upon certain terminations of employment, in addition to those equity award benefits provided under the Change of Control and Severance Agreements described above.

Retirement. For all of our NEOs, other than Mr. Verstreken, upon an NEO's retirement, the equity award agreements provide for the continued vesting of RSUs and stock options and pro-rata vesting of PSUs, if the individual is either 65 years of age or older, or at least 55 years of age with ten years of continuous service with the Company. While RSUs and stock options continue to vest on their original vesting schedule following retirement, PSUs granted prior to fiscal 2021 vest on their original vesting date on a pro-rata basis (based on number of days employed during the applicable performance period) based on actual performance during the performance period (assuming threshold performance is achieved). Beginning with the PSUs granted in fiscal 2021, upon an executive's retirement, PSUs vest on their original vesting date without application of any pro-ration. If threshold performance is not achieved during the applicable performance period, no PSUs will vest.

Death or Disability. Upon an NEO's termination as a result of his or her death or permanent disability, the equity award agreements provide for full acceleration of all stock options and RSUs and acceleration of a pro-rata amount of the target PSUs.

The amount of the estimated payments and benefits payable to NEOs, assuming a change of control of the Company or termination of employment as of the last day of fiscal 2022, is shown in the table on page 79 under the heading "Potential Payments upon Termination or Change of Control."

Pay Ratio

Our philosophy is to pay our employees competitively compared to similar positions in the applicable labor market. We follow that approach worldwide, whether for an executive position or an hourly job at a local facility. We take into account location, job level, time with us and time in current role, experience and skill set, and adjust compensation annually to match the applicable market. By doing so, we believe we maintain a high-quality, stable workforce.

Under rules adopted pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(u) of Regulation S-K, we are required to calculate and disclose the total compensation paid to our median employee, as well as the ratio of the total compensation paid to the median employee as compared to the total compensation paid to our CEO. The pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

For 2022, our last completed fiscal year:

- the annual total compensation of the employee identified at median of our Company (other than our CEO), was $89,257;

- the annual total compensation of our CEO was $14,335,632, as detailed in the Summary Compensation Table on page 72.

Based on this information, for fiscal 2022, the ratio of the annual total compensation of our CEO to the median of the annual total compensation of all employees (other than our CEO) was estimated to be approximately 161 to 1.

The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. Accordingly, the pay ratio reported by other companies may not be comparable to the pay ratio reported by us, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their pay ratios.

For fiscal 2022, and as permitted under Item 402(u) of Regulation S-K, we utilized the same "median employee" established based on the annual base salary as of September 25, 2021 and fiscal 2021 bonuses/commissions for all employees employed on September 25, 2021, which included all employees on our payroll and did not exclude any countries. During fiscal 2022, we do not believe that any changes to our employee population or employee compensation would result in a significant change to our pay ratio. We calculated the compensation of the median employee for fiscal 2022 in accordance with the requirements of Item 402(c)(2) of Regulation S-K.

Proposal No. 3 – Non-Binding Advisory Vote on the Frequency of Future Advisory Votes to Approve Executive Compensation

In addition to providing stockholders with the opportunity to cast an advisory vote to approve executive compensation, Section 14A of the Exchange Act also enables our stockholders to indicate how frequently we should seek an advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules, and as described in Proposal No. 2 included on page 39 of this proxy statement. By voting on this Proposal No. 3, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two, or three years.

After consideration of this proposal, our Board has determined that an advisory vote on executive compensation that occurs every year is the most appropriate alternative for the Company, and therefore, our Board recommends that you vote for a one-year interval for the advisory vote on executive compensation. Our stockholders voted on a similar proposal at our 2017 Annual Meeting of Stockholders with the majority voting to hold the advisory vote on executive compensation every year.

In formulating its recommendation, our Board considered that an annual advisory vote on executive compensation will allow our stockholders to provide us with their input on our compensation of named executive officers as disclosed in the proxy statement every year. We understand that our stockholders may have different views as to the best approach for the Company, and we look forward to hearing from our stockholders on this proposal.

You may cast your vote on your preferred voting frequency by choosing the option of one year, two years, three years or you may abstain from voting when you vote in response to this proposal. Because your vote is advisory, it will not be binding upon the Company, the Compensation Committee or our Board. However, the Company values the opinions expressed by stockholders in their vote on this proposal, and the Compensation Committee will review the voting results and take into account stockholders' views in determining the frequency of future advisory votes to approve executive compensation.

Vote Required

The option of one year, two years or three years that receives the highest number of votes cast by stockholders will be the frequency for the advisory vote on executive compensation that has been selected by stockholders. Abstentions and broker "non-votes" will not have any effect on the proposal regarding the frequency of an advisory vote on executive compensation.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote for conducting advisory votes to approve executive compensation every **"ONE YEAR"**. Management proxy holders will vote all duly submitted proxies FOR conducting annual advisory votes unless instructed otherwise.

Proposal No. 4 – Approve the Hologic, Inc. Amended and Restated 2008 Equity Incentive Plan

Summary of the Proposal

Effective March 11, 2008 we adopted the Hologic, Inc. 2008 Equity Incentive Plan (the ''2008 Equity Incentive Plan''). Effective March 11, 2013, stockholders approved an amendment and restatement of the 2008 Equity Incentive Plan and effective March 14, 2018, stockholders approved a further amendment and restatement of the 2008 Equity Incentive Plan (the ''Current A&R Plan''). On December 8, 2022, our Board, subject to stockholder approval at the Annual Meeting, approved a further amendment and restatement of the Current A&R Plan (the ''Proposed A&R Plan'').

The Proposed A&R Plan, which is attached as Annex B to this proxy statement (marked to show proposed amendments), would, among other things:

- increase the number of shares of common stock available for grant under the plan by 6,500,000 shares; and

- extend the term through March 9, 2033

The above is not a comprehensive list of the changes, some of which are described in more detail below. For further and complete information on the terms of the Proposed A&R Plan, please see the full text of the Proposed A&R Plan in Annex B.

Our Compensation Committee and our Board believe that our future success depends, in large part, upon our ability to maintain a competitive position in attracting, retaining and motivating key personnel. We also believe that our ability to do so depends on being able to offer key personnel competitive compensation. Equity is a key component of our compensation program. Hologic grants equity awards to key employees, consultants and non-employee directors to achieve our strategic objectives by:

- providing motivation to achieve the Company's financial goals;

- promoting retention through the use of multi-year vesting schedules;

- encouraging loyalty;

- fostering alignment with the interests of Hologic stockholders; and

- providing incentives that are competitive with those of companies with which Hologic competes for talent.

As of September 24, 2022, a total of 3,345,813 shares remained available for future awards under the Current A&R Plan.

Material Amendments

The material differences between the Current A&R Plan and the Proposed A&R Plan are described below, and such descriptions are qualified in their entirety by the text of the Proposed A&R Plan, which is attached as Annex B to this proxy statement. The list below does not cover all of the updates or revisions to the Current A&R Plan, including certain clarifications and ministerial changes. For further and complete information on the terms of the Proposed A&R Plan, we encourage you to refer to the text of the Proposed A&R Plan. Capitalized words used but not defined in this section have the meaning ascribed to them in the Proposed A&R Plan.

Increase in Share Reserve. Upon adoption, the maximum aggregate number of shares of our common stock authorized for issuance under the Proposed A&R Plan would be 42,500,000, reflecting an increase of 6,500,000 shares authorized for issuance as compared to the Current A&R Plan. Assuming that aggregate equity awards are granted at levels consistent with recent historical practices, then we generally expect that the share reserve under the Proposed A&R Plan should be sufficient to cover our Company's projected stock grants for a period of approximately four to five years, including our Company's annual equity grants that are expected to be made in November 2023.

Term. The term of the Proposed A&R Plan would expire on March 9, 2033, unless extended by stockholder approval in the future.

Key Data

When approving the Proposed A&R Plan, our Compensation Committee considered the burn rate with respect to the equity awards granted by the Company, as well as our overhang. Our burn rate is equal to the total number of equity awards our Company granted in a fiscal year divided by the weighted average number of shares of common stock outstanding during the year. Overhang is equal to the total number of equity awards outstanding plus the total number of shares available for grant under our equity plans, divided by the sum of the total common stock outstanding, the number of equity awards outstanding and the total number of shares available for grant under our Company's equity plans. Our share burn rate for the past three fiscal years was approximately 0.68%, which is comparable to the median three-year average share burn rate of 0.52% for our peer group (described in more detail on pages 68 and 69). Our overhang as of September 24, 2022 was 4.11%, which was significantly less than the median overhang of our peer group of 8.9%. If the Proposed A&R Plan is approved, our overhang would increase to 6.6%, which is still significantly less than that of the median of the peer group.

The following table sets forth information regarding outstanding equity awards and shares available for future equity awards under the Current A&R Plan as of September 24, 2022 (without giving effect to approval of the Proposed A&R Plan):

Total shares underlying outstanding stock options	4,334,709
Weighted average exercise price of outstanding stock options	$48.46
Weighted average remaining contractual life of outstanding stock options	6.14
Total shares underlying outstanding unvested or deferred time-based restricted stock unit awards	1,488,514
Total shares underlying outstanding unearned or deferred performance-based restricted stock unit awards	1,432,455
Total shares currently available for grant under Current A&R Plan	3,345,813
Total shares of common stock outstanding as of September 24, 2022	247,132,687

On the Record Date, the market price of our common stock, the class of stock underlying all awards subject to the Current A&R Plan, was $81.08 per share as reported on the Nasdaq Global Select Market.

Promotion of Good Corporate Governance Practices

The Proposed A&R Plan, similar to the Current A&R Plan generally provides for the following (subject to exceptions as specified in and qualified in its entirety by the Proposed A&R Plan document in Annex B):

- incentive stock options may not have a term in excess of ten years, may not be repriced without stockholder approval, and may not be granted at a discount to the fair market value of our common stock on the grant date;

- annual limit on equity and cash compensation that may be awarded to non-employee directors;

- one-year minimum vesting period for all equity-based awards;

- in no event will dividends or dividend equivalents be paid during the service or performance period with respect to unvested time-based or unearned performance-based awards;

- awards are subject to any recovery, recoupment, or similar "clawback" policy maintained by our Company;

- no liberal share recycling for full-value awards; and

- annual limit on the number of shares underlying awards and the maximum cash amount under incentive awards granted to an individual.

Summary of the Proposed A&R Plan

The following summary of the material terms of the Proposed A&R Plan is qualified in its entirety by reference to the complete text of the Proposed A&R Plan, which is set forth in Annex B to this proxy statement. Stockholders are encouraged to read the text of the Proposed A&R Plan in its entirety.

Purpose. The purpose of the Proposed A&R Plan is to attract and retain employees and directors, to provide an incentive for them to assist us in achieving our long-range performance goals, and to enable them to participate in our long-term growth.

Effective Date. The Proposed A&R Plan will become effective on the date of our Annual Meeting of Stockholders, if it is approved by our stockholders.

Term. The term of the Proposed A&R Plan expires on the tenth anniversary of its effective date; provided, however, that incentive stock options may not be awarded under the Proposed A&R Plan after December 8, 2032.

Securities to be Offered and Eligible Participants. The Proposed A&R Plan provides for the issuance of a maximum of 42,500,000 shares pursuant to the grant of options ("Options"); restricted stock awards; and other awards, including, without limitation, restricted stock units ("RSUs"), deferred shares, performance shares, stock units, stock appreciation rights and stock or phantom stock awards (collectively, "Stock Based Awards") to our and our subsidiaries' and parents' employees, consultants, directors, executive officers and any other persons who our Board has determined to have made (or is expected to make) contributions to our Company. All of our employees, executive officers and non-employee directors are eligible to participate in the Proposed A&R Plan; as of September 24, 2022, we had 6,944 full-time employees and seven non-employee directors.

The shares of our common stock available for issuance under the Proposed A&R Plan are subject to adjustment for any stock dividend, recapitalization, stock split, stock combination or certain other corporate reorganizations. Adjustments do not have to be uniform as between different awards or different types of awards. If, (i) an award granted under the Proposed A&R Plan is canceled, expires, forfeited, settled in cash, settled by delivery of fewer shares of common stock than the number of shares of common stock underlying the award or otherwise terminated without delivery of the shares of common stock to the holder of such award, or (ii) other than in the case of an Option Award or a stock appreciation right award, shares are withheld from such an award or separately surrendered by a participant in payment of taxes relating to such an award, such shares or shares underlying such award shall be deemed to constitute shares not delivered and will be available under the Proposed A&R Plan for subsequent awards. Shares of common stock subject to an Award under the Proposed A&R Plan may not again be made available for issuance under the plan if such shares are: (A) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (B) shares delivered to or withheld by the Company to pay the exercise price of an Option Award, (C) shares delivered to or withheld by the Company to pay the withholding taxes related an Option Award or a stock appreciation right, or (D) shares repurchased on the open market with the proceeds of an Option Award. Shares issued pursuant to awards under the Proposed A&R Plan may be authorized and unissued shares or shares that we reacquired including in the open market. The aggregate number of shares issued under the Proposed A&R Plan at any time may only equal the number of shares actually issued upon exercise or settlement of an award under the Proposed A&R Plan.

Subject to adjustments for changes in our capitalization, the aggregate number of shares that may be earned pursuant to awards granted under the Proposed A&R Plan during any calendar year to any one participant will not exceed 3,000,000; and the aggregate number of shares that may be issued pursuant to the exercise of incentive stock options will not exceed 42,500,000. The maximum cash amount payable pursuant to all incentive awards granted in any calendar year to any participant under the plan that are intended to be performance based compensation shall not exceed $10,000,000.

Under the Proposed A&R Plan, the aggregate dollar value of equity-based (based on the grant date fair value of equity-based awards) and cash compensation granted under the Proposed A&R Plan or otherwise to any one non-employee director during any fiscal year will not exceed $800,000, with 150% of such limit to be permitted for a non-employee director in the fiscal year he or she first joins our Board or is first designated as Chairman of our Board or Lead Director.

Administration. The Proposed A&R Plan is administered by our Board. Our Board may, to the extent permitted by applicable law, delegate any or all of its powers under and/or day-to-day administration of the Proposed A&R Plan to a committee or subcommittee of our Board (or other employee or agent, as applicable). The Proposed A&R Plan is currently administered by the Compensation Committee of our Board.

Options. Subject to the provisions of the Proposed A&R Plan, our Board may award options and has the authority to select the optionees and determine the terms of the options granted, including: (i) the number of shares subject to each option, (ii) when the option becomes exercisable, (iii) the exercise price of the option, (iv) the duration of the option and (v) the time, manner and form of payment upon exercise of an option. As provided under the Proposed A&R Plan, the number of shares of our common stock underlying a stock option and the exercise price thereof will continue to adjust when we effect a stock split, stock dividend, merger or similar event.

The exercise price per share for each option, including both incentive stock options ("ISOs") and nonqualified stock options ("NQSOs"), to be granted under the Proposed A&R Plan may not be less than the fair market value per share of our common stock on the date of such grant (with an exception for options that are a substitute award for options held by optionees of an acquired entity). In the case of an ISO to be granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of our stock, the price per share for such ISO shall not be less than 110% of the fair market value per share of our common stock on the date of grant. In no event may our Board amend an outstanding option agreement to reduce the exercise price or otherwise re-price or institute an option exchange program, or if the exercise price of an option is above the fair market value per share of our common stock, take action to cancel and re-grant or exchange an outstanding option for cash or another award, unless such action is approved by our stockholders.

Each option granted will expire on the date specified by our Board, but not more than (i) 10 years from the date of grant in the case of ISOs and (ii) five years from the date of grant in the case of ISOs granted to an employee owning stock possessing more than 10% of the total combined voting power of all classes of our stock.

Restricted Stock Awards. Subject to the provisions of the Proposed A&R Plan, our Board may grant shares of restricted stock to participants with such restricted periods and other conditions as our Board may determine and for no cash consideration or such other consideration as may be required by applicable law or by our Board. Our Board determines the exercise price per share for purchases under the Proposed A&R Plan. Unless determined otherwise by our Board, participants in whose name restricted stock awards are granted will be entitled to receive all dividends and other distributions paid with respect to those shares. Notwithstanding the foregoing, dividends credited/payable in connection with restricted stock awards that are not yet vested will be subject to the same restrictions and risk of forfeiture as the underlying restricted stock awards and will not be paid until the underlying restricted stock awards vest.

Other Stock Based Awards. Subject to the provisions of the Proposed A&R Plan, our Board may award stock awards, which may be designated as award shares based upon certain conditions, securities convertible into our common stock, stock appreciation rights (subject to the same terms as options, as applicable), phantom stock awards, performance stock, deferred stock, RSUs, shares of our common stock not subject to any restrictions, other stock units, or other awards. Our Board determines the exercise price per share for awards under the Proposed A&R Plan. Prior to settlement or forfeiture, an RSU or other stock unit agreement may, at our Board's discretion, provide a right to dividend equivalents; provided such dividend equivalents will be subject to the same restrictions and risk of forfeiture as, and will not be paid until the vesting of, their underlying awards. No other form of award under the Proposed A&R Plan will give rise to dividend rights, voting rights, or other rights as a shareholder with respect to any shares of common stock covered by a participant's award prior to the issuance of such shares.

Performance and Incentive Awards. Subject to the provisions of the Proposed A&R Plan, our Board may grant awards, including cash bonuses, under the Proposed A&R Plan that are subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to reduce the amounts payable under any incentive award subject to performance conditions.

The Committee may establish performance goals that are measured either individually, alternatively or in any combination, applied to either the Company as a whole or to a specified subsidiary or business unit, and measured over a performance period, on an absolute basis or relative to a pre-established target to a previous year's result or to a designated comparison group, either based on United States Generally Accepted Accounting Principles ("GAAP") or non-GAAP financial results, in each case as specified by the Committee in the Award. The business criteria that the Committee may use in establishing performance goals for such an Award include, among others: economic value added; earnings before interest, taxes, depreciation and amortization; earnings before interest and taxes; cash flow; earnings per share; operating income; operating income before income taxes; net income; net income before income taxes; operating margin; ratio of debt to stockholder's equity; reduction of debt, return on equity; return on assets; return on invested capital; revenue; total shareholder return; market penetration; total market capitalization and enterprise value; business retention; new product generation; cost controls and targets (including costs of capital); customer satisfaction; employee satisfaction; agency ratings; management of employment practices and employee benefits; supervision of litigation and information technology; implementation of business process controls; recruiting and retaining personnel; geographical expansion; clinical and product developments; or regulatory milestones. For the avoidance of doubt, the performance goals associated with the business criteria can be measured on an absolute basis or relative to a group of companies, entities, or other forms of external benchmarks. A "performance period" shall be a calendar year, fiscal year of the Company or other longer or shorter period designated by the Compensation Committee.

Minimum Vesting Requirement. Equity-based awards granted under the Proposed A&R Plan may not become exercisable, vest, or be settled, in whole or in part, prior to the one-year anniversary of the date of the grant, except that: (i) our Board may provide that awards become exercisable, vest or settle prior to such date in the event of a participant's death or disability or in the event of a change of control (as defined in the Proposed A&R Plan); and (ii) annual equity grants to non-employee directors that occur in connection with our Company's Annual Meeting of Stockholders may vest on the date of our Company's next Annual Meeting. Notwithstanding the foregoing, up to 5% of the aggregate number of shares authorized for issuance under the Proposed A&R Plan may be issued pursuant to awards subject to any, or no, vesting conditions, as our Board determines appropriate.

Clawback. If any policy adopted by the Nasdaq Stock Market requires the repayment of incentive-based compensation received by a participant, the participants in the Proposed A&R Plan agree to such repayment to the extent required by such policy and applicable law. Further, subject to the provisions of the Proposed A&R Plan, awards will be subject to any recovery, recoupment, clawback, and/or other forfeiture policy maintained by our Company.

General Provisions. The Proposed A&R Plan is intended to be an unfunded plan. Each award will be evidenced by a written document (which may be electronic) delivered to the participant specifying the terms and conditions thereof and containing such other terms and conditions not inconsistent with the provisions of the Proposed A&R Plan as our Board considers necessary or advisable. Each type of grant may be made alone, in addition to, or in relation to any other type of grant. The terms of each type of award need not be identical and our Board need not treat participants uniformly. Our Board may amend, modify or terminate any outstanding grant, including substituting therefor another award, changing the date of exercise or realization and converting an ISO to an NQSO, provided that the participant's consent to such action shall be required unless our Board determines that the action (i) would not materially and adversely affect the participant or that any such adverse effect has been adequately compensated or (ii) is required or advisable in order for our Company, the Proposed A&R Plan, or the award to satisfy any law or regulation and meet the requirements or avoid adverse financial accounting consequences under any accounting standard; provided, however, in no event may our Board or our Company amend or modify any outstanding award to lower the award, exercise or conversion price applicable to such award or, when the exercise price of an outstanding award is above the fair market value per share of our common stock, take any action to otherwise cancel and re-grant or exchange an outstanding option or stock appreciation right for cash or another award, unless such action is approved by our stockholders (except in the case of a change of control).

Our Board may amend, suspend or terminate the Proposed A&R Plan or any portion thereof at any time; provided that no amendment shall be made without stockholder approval if such approval is necessary to comply with any applicable law, rules or regulations. Our Board may also create a sub plan under the Proposed A&R Plan to comply with the laws and regulations of any foreign country in which we may seek to grant options and awards to persons eligible to participate in the Proposed A&R Plan.

Our Board will determine the effect on an award of the death, disability, retirement or other termination of employment of a participant and the extent to which and period during which the participant's legal representative, guardian or designated beneficiary may receive payment of an award or exercise rights thereunder. Our Board, in its discretion, may waive or amend the operation of provisions regarding exercise of awards after termination of employment and, except as otherwise provided in the Proposed A&R Plan, adjust any of the terms under any award. Grants under the Proposed A&R Plan are not transferable other than as designated by the participant by will or by the laws of descent and distribution; provided, however, that upon meeting certain conditions and if our Board allows, an award recipient may transfer an award to any "family member" (as defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended) or certain trusts or partnerships. In such cases, except as otherwise specified, all vesting, exercisability and forfeiture provisions conditioned on the original award recipient's continued employment or service will continue to be determined with reference to the original award recipient's employment or service, and the responsibility to pay any taxes in connection with an award will remain with the original award recipient regardless of any transfer other than by will or intestate succession.

Our Board, in its discretion, may take certain actions in the event of a change of control of our Company, including (i) providing for the acceleration of any time period relating to the exercise or realization of the grant, (ii) providing for the repurchase of the grant for an amount equal to the difference of (x) the consideration received per share for the securities underlying the grant in the change of control minus (y) the per share exercise price of such securities, (iii) adjusting the terms of the award in order to reflect the change of control, (iv) causing the award to be assumed, or new rights substituted therefor, by another entity, (v) providing for the termination of the award, or (vi) making such other provision as our Board may consider equitable and in our best interest, provided that, in the case of an action taken with respect to an outstanding award, the participant's consent to such action shall be required unless our Board determines that the action, taking into account any related action, would not materially and adversely affect the participant (or that such adverse effect has been adequately compensated) or such action is required or advisable in order for the Company, the Proposed A&R Plan or the award to satisfy any law or regulation or to avoid an adverse financial accounting standard.

United States Federal Income Tax Consequences

The following discussion of the United States federal income tax consequences of the issuance of awards granted under the Proposed A&R Plan is based upon the provisions of the Code, current regulations adopted and proposed thereunder, and existing administrative rulings and pronouncements of the Internal Revenue Service (the "IRS"). It is not intended to be a complete discussion of all of the United States federal income tax consequences of the Proposed A&R Plan or of all of the requirements that must be met in order to qualify for the described tax treatment. The Proposed A&R Plan provides Hologic with broad discretion to grant many different types of awards. The discussion below illustrates the United States federal income tax consequences of only some of the types of awards Hologic is permitted to make under the Proposed A&R Plan. Depending on the type of award granted under the Proposed A&R Plan, the United States federal income tax consequences to Hologic and recipients of awards could materially differ from the discussion below. In addition, because the tax consequences may vary, and certain exceptions to the general rules discussed herein may be applicable, depending upon the personal circumstances and the type of award granted, each recipient should consider his or her personal situation and consult with his or her tax advisor with respect to the specific tax consequences applicable to each recipient. No information is provided in the discussion below about municipal, state, or foreign tax laws.

Incentive Stock Options

A participant will not recognize taxable income upon either the grant or the exercise of an ISO, although taxable income may arise at the time of exercise for alternative minimum tax purposes.

A participant holder will recognize taxable income upon the disposition of the shares received upon exercise of an ISO. Unless there is a ''disqualifying disposition,'' a participant will recognize long-term capital gain equal to the difference between the proceeds received on disposition and the participant's basis in the shares (which generally equals the exercise price). A ''disqualifying disposition'' means any disposition of shares acquired on the exercise of an ISO within two years of the date the option was granted or within one year of the date the shares were issued to the option holder. If a participant disposes of ISO shares in a disqualifying disposition, the participant will recognize both ordinary income and capital gain in the year of disposition.

Hologic will generally not be entitled to any deduction with respect to the grant or exercise of an ISO. However, if the participant makes a disqualifying disposition, Hologic will generally be entitled to a deduction in the year such disqualifying disposition is made, in an amount equal to the taxable ordinary income recognized by the holder.

Nonqualified Stock Options

A participant will not recognize any taxable income upon the grant of an NQSO. Generally, a participant recognizes ordinary income at the time an NQSO is exercised in an amount equal to the excess of the fair market value of the shares of common stock on the date of exercise over the exercise price.

Hologic will generally be entitled to a deduction in an amount equal to the ordinary taxable income recognized by the participant.

Restricted Stock

The recipient of restricted stock will generally not recognize income at the time of the grant. When the award vests, recipients will recognize ordinary income in an amount equal to the fair market value of the stock at such time. However, no later than 30 days after a recipient receives an award of restricted stock, the recipient may elect under Section 83(b) of the Code to recognize taxable ordinary income in an amount equal to the fair market value of the shares at the time of grant. If a Section 83(b) election is timely made, the participant will not recognize any additional income upon investing. However, if the restricted stock is forfeited (e.g., upon the participant's termination prior to vesting), the participant may not claim a deduction with respect to the income recognized as a result of the election. A recipient will recognize taxable income at the time any dividends paid with respect to unvested shares of restricted stock are received.

For restricted stock, Hologic will generally be entitled to a compensation deduction in an amount equal to, and at the same time as, the ordinary income recognized by the participant.

RSUs and Performance and Incentive Awards

Generally, a participant will not recognize any taxable income upon the grant of an RSU or performance or incentive award. Upon settlement or payment of the award, the participant will recognize taxable ordinary income equal to the fair market value of the shares, cash or other property received at such time. Hologic will generally be entitled to a compensation deduction in an amount equal to, and at the same time as, the ordinary income recognized by the participant.

New Plan Benefits

Our directors and executive officers have a financial interest in this proposal because, if adopted, the Proposed A&R Plan would increase the number of shares available for issuance to directors, executives and other employees under the Current A&R Plan, and the directors and executive officers are eligible participants thereunder.

The benefits that will be awarded or paid in the future under the Proposed A&R Plan are not currently determinable. Such awards are within the discretion of the Compensation Committee, and the Compensation Committee has not determined future awards or who might receive them.

Number of Options Historically Granted

The table below shows, as to each Named Executive Officer and the various indicated groups, the aggregate number of shares of our Company's common stock subject to option grants since the 2008 Equity Incentive Plan's inception through September 24, 2022.

	Number of Options Granted (#)
Named Executive Officers:	
Stephen P. MacMillan	2,828,007
Karleen M. Oberton	332,418
John M. Griffin	199,990
Kevin R. Thornal	115,498
Jan Verstreken	108,754
All executive officers as a group (8 persons*)	3,694,828
All non-executive directors as a group (8 persons)	733,848
All employees, excluding executive officers	31,444,228

*   *Includes three executive officers not specificially named in the table.*

Vote Required

Approval of this proposal requires the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on this proposal at the Annual Meeting. Abstentions and broker "non-votes" will not have any effect on the proposal to approve the Proposed A&R Plan.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote **"FOR"** the approval of the Hologic, Inc. Amended and Restated 2008 Equity Incentive Plan.

Equity Compensation Plan Information

We maintain a number of equity compensation plans for employees, officers, directors and others whose efforts contribute to our success. The table below sets forth certain information as of the end of our fiscal year ended September 24, 2022 regarding the shares of our common stock available for grant or granted under stock option plans and equity incentives that (i) were approved by our stockholders, and (ii) were not approved by our stockholders.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average Exercise price of outstanding options, warrants and rights (b)[2]	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders[1]	7,255,678	$48.46	3,345,813
Equity compensation plans not approved by security holders	—	$ —	—
TOTAL	7,255,678	$48.46	3,345,813

[1] *Includes 2,920,969 shares that are issuable upon restricted stock units (RSUs), performance stock units (PSUs) and market stock units (MSUs) vesting or settlement following deferral. The remaining balance consists of outstanding stock option grants.*

[2] *The weighted average exercise price does not take into account the shares issuable with respect to outstanding RSUs, PSUs and MSUs, which have no exercise price.*

Proposal No. 5 – Approve the Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan

Effective March 2, 2016, stockholders approved an amendment and restatement of the Hologic 2012 Employee Stock Purchase Plan (the "ESPP"). On December 8, 2022, our Board, subject to stockholder approval at the Annual Meeting, approved a further amendment and restatement of the ESPP ("Proposed A&R ESPP"). The ESPP provides eligible employees with the opportunity to become Hologic stockholders and participate in the Company's success, which aligns the interests of participating employees with those of stockholders. Employee participation in the ESPP far exceeds market norms - over 60% of the Company's employees who are eligible to participate are enrolled in the ESPP.

The Proposed A&R ESPP will enable the Company to continue to grant purchase rights to its employees at levels determined appropriate by the Compensation Committee. Based on Hologic's stock price and historical rates of employee participation in the ESPP, we believe that there may not be sufficient shares available for purchase under the current ESPP through December 31, 2023. Additional shares are needed for use in the ESPP so that the ESPP can continue to be used as a benefit to attract and retain employees. We estimate that the addition of 3,000,000 shares will allow continued employee participation for approximately five years. If this amendment to the ESPP is not approved by stockholders, the Board will suspend future employee participation in the ESPP once the currently available shares are purchased.

As of January 1, 2023, 874,334 shares remained available for future purchases under the ESPP.

The following is a summary of the material terms and conditions of the Proposed A&R ESPP. This summary does not purport to be complete and is qualified in its entirety by reference to the terms of the ESPP (as proposed to be amended and restated), a copy of which is attached to this proxy statement as *Annex C* (marked to show proposed amendments) and incorporated herein by reference.

Summary of the ESPP

Purpose. The ESPP is intended to provide our employees with additional incentives by permitting them to acquire our common stock at a reduced price through payroll withholding.

Effective Date. The ESPP was originally approved by the Board on November 1, 2011 and by stockholders on March 6, 2012. The ESPP was amended by the Board on December 16, 2015 and by stockholders on March 2, 2016. The Proposed A&R ESPP was approved by the Board on December 8, 2022, subject to the approval of our stockholders at this Annual Meeting.

Term. The ESPP provides that it shall terminate when all of the shares of common stock reserved for the purposes of the ESPP have been purchased. The ESPP can also be terminated by our Board at any time effective on the termination of the then current offering period. Upon such termination or any other termination of the ESPP, all payroll deductions not used to purchase common stock will be refunded to the applicable employees without interest.

Eligible Participants. The ESPP provides that employees (including officers and employee directors) who are employed before the first day of the applicable offering, are eligible to participate. However, the following employees are not eligible to participate in the ESPP: (i) any employee who would own 5% or more of our common stock, immediately after an option under the ESPP is granted and (ii) any employee whose customary employment is not for more than 20 hours per week. Based on the current employee population, there are over 4,000 eligible participants.

Securities Offered and Terms of Participation. The maximum number of shares of common stock which may be purchased by all employees under the ESPP is currently 5,500,000, subject to adjustments for stock splits, stock dividends and similar transactions. The proposed amendment would increase the number of shares authorized for purchase by 3,000,000. Such shares may be authorized but unissued shares of common stock or shares of common stock reacquired by us, including shares of common stock purchased in the open market.

Eligible employees who elect to participate in the ESPP must give instruction to the Company, or a designated broker as permitted, to withhold a specified dollar amount from their salary during the following six-month period (periods run from January 1 to June 30 and from July 1 to December 31 and each is referred to as an "Offering Period"). In addition, the Compensation Committee may, in its sole and absolute discretion, provide for additional Offering Periods provided that such Offering Period shall not exceed 27 months or any other limitation imposed by Section 423 of the Code. The exercise price for each Offering Period shall be the lesser of (i) 85% of the price per share of the common stock on the first business day of the Offering Period, as reported by Nasdaq, and (ii) 85% of the price per share of the common stock on the last business day of the Offering Period, as reported by Nasdaq (such lesser price, the "Option Exercise Price"). We grant to each participant on the first day of the Offering Period, an option to purchase on the last day of the Offering Period, at the Option Exercise Price, that number of shares of common stock that his or her accumulated payroll deductions on the last day of the Offering Period will pay for at such price. The option is automatically deemed to be exercised if the employee is still a participant on the last day of the Offering Period. Participation ends automatically upon termination of employment.

A participating employee may authorize a payroll deduction of any whole percentage up to but not more than 10% of his or her base pay (including commissions, if applicable) in effect on each offering commencement date. Deductions from any employee's compensation may be decreased only once during an Offering Period. Deductions from any employee's compensation may not be increased during an Offering Period. Under the ESPP, the number of shares purchased at the end of any Offering Period may not be more than 500 shares. Further, no employee shall be granted an option which permits the employee's right to purchase common stock under the ESPP to accrue at a rate that exceeds, during any calendar year, $25,000 of the fair market value of such stock (to be calculated based on the fair market value of the stock on the first business day of the Offering Period) for each calendar year in which such option is outstanding at any time.

An employee may withdraw from the ESPP, and withdraw all of the payroll deductions credited to his or her account under the ESPP at least five business days prior to the end of any Offering Period, or such other time as we or a designated broker may require. Upon such a withdrawal, the Company will refund, without interest, the entire remaining balance of the employee's payroll deductions.

Administration. The ESPP is administered by the Compensation Committee, and may be amended by our Board from time to time in any respect; provided, however, that no amendment shall be effective without stockholder approval if the amendment would materially increase the number of shares of common stock which may be issued under the ESPP, materially increase the benefits accruing to participants in the ESPP or materially modify the requirements as to eligibility for participation in the ESPP.

United States Federal Tax Consequences

The ESPP is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code, but is not intended to be a "qualified plan" under Code Section 401(a). As noted above, each participating employee is granted an option on the first day of the Offering Period, which is automatically exercised if the employee is still a participant on the last day of the Offering Period. Unless a participant will not recognize income on the grant or exercise of an option under the ESPP. In addition, we will not have a deductible compensation expense as a result of such grant or exercise, unless there is a disqualifying disposition. A disqualifying disposition occurs if the participant disposes of the shares within the two-year period following the first day of the Offering Period for which the purchase occurred or within the one-year period following the date the purchase occurred.

If the participant does not have a disqualifying disposition, or in the event of his or her death, the participant will recognize ordinary income upon disposition (including by sale, gift or death) in an amount equal to the lesser of: (i) the excess of the fair market value of the shares at the time of disposition or death over the Option Exercise Price, or (ii) the excess of the fair market value of the shares on the first day of the Offering Period over the Option Exercise Price. In the case of a disposition by sale or gift, the sum of this amount plus the Option Exercise Price paid will be the participant's tax basis in the common stock. In the case of death, the basis of the common stock in the hands of the decedent's estate is subject to special valuation rules. A participant will recognize long-term capital gain (or loss) to the extent the sale proceeds exceed (or are exceeded by) the tax basis. If the sale price is less than the price paid, the participant will not recognize any ordinary income, and any loss that the participant incurs on the sale will be a capital loss.

If shares purchased under the ESPP are sold in a disqualifying disposition, then the participant will recognize ordinary income in the year of disposition in an amount equal to the excess of the fair market value of the shares on the purchase date over the Option Exercise Price, or, if less, the excess of the sale proceeds realized on disposition of the common stock over the Option Exercise Price. Any remaining gain will be treated as capital gain, which may be long or short-term, depending on the time that the shares are held. If an employee does recognize ordinary income as a result of a disqualifying disposition, Hologic will gnerally be entitled to a compensation deduction in an amount equal to the ordinary income recognized by the participant. If the sale price is less than the Option Exercise Price, the participant will not recognize any ordinary income, and any loss that the participant incurs on the sale will be a capital loss.

The foregoing summary of the effect of federal income taxation upon the participant and us with respect to the purchase of shares under the ESPP does not purport to be complete, and reference should be made to the applicable provisions of the Code. In addition, this summary does not discuss the provisions of the income tax laws of any municipality, state, or foreign country in which the participant may reside. The applicable tax rules are complex and may change, and income tax consequences may vary depending on a participating employee's particular circumstance. Therefore, each participating employee should consult with his or her tax advisor concerning his or her participation in the ESPP. If you are an employee that is not subject to U.S. federal income tax, then the foregoing will not apply to you and you will have to refer to the applicable tax laws that apply.

New Plan Benefits

The benefits to be received by our executive officers and employees under the ESPP are not determinable because, under the terms of the ESPP, the amounts of future stock purchases are based upon elections made by eligible employees subject to the terms and limits of the ESPP. Directors who are not employees do not qualify as eligible employees and thus cannot participate in the ESPP. Future purchase prices are not determinable because they will be based upon the closing market price per share of the common stock, as reported by Nasdaq, on either the first business day of the applicable Offering Period or the last business day of the applicable Offering Period, depending on which closing market price is lower. Our executive officers have a financial interest in this proposal because, if adopted, the ESPP would increase the number of shares issuable to executives and other employees under the ESPP, and the executive officers are eligible participants thereunder.

Vote Required

Approval of this proposal requires the affirmative vote of a majority of shares present, in person or represented by proxy, and voting on this proposal at the Annual Meeting. Abstentions and broker "non-votes" will not have any effect on the proposal to amend our ESPP.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote **"FOR"** the approval of the Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan. Management proxy holders will vote all duly submitted proxies FOR approval unless duly instructed otherwise.

Proposal No. 6 – Ratification of Independent Registered Public Accounting Firm

The Audit and Finance Committee has appointed Ernst & Young LLP (Ernst & Young), an independent registered public accounting firm, to audit our consolidated financial statements for fiscal 2023, and the Board is asking stockholders to ratify that selection. Although ratification is not required by current law, by our Bylaws or otherwise the Board considers the selection of the independent registered public accounting firm to be an important matter of stockholder concern and is submitting the selection of Ernst & Young for ratification by stockholders as a matter of good corporate practice.

Ernst & Young has continuously served as our independent registered public accounting firm since June 24, 2002. A representative of Ernst & Young will be available during the meeting to make a statement if such representative desires to do so and to respond to appropriate questions.

Vote Required

The affirmative vote of a majority of shares properly cast on this proposal at the Annual Meeting is required to approve this proposal. Abstentions and broker ''non-votes'' will not have any effect on the proposal. If the stockholders do not approve the proposal, the Audit and Finance Committee will review the Company's relationship with Ernst & Young and take such action as it deems appropriate, which may include continuing to retain Ernst & Young as the Company's independent registered public accounting firm.

Recommendation of the Board

 Our Board of Directors unanimously recommends that you vote **"FOR"** the ratification of the appointment of Ernst & Young for fiscal 2023. Management proxy holders will vote all duly submitted proxies FOR ratification unless instructed otherwise.

Independent Registered Public Accounting Firm Fees

The following is a summary of the fees billed to us by Ernst & Young for professional services rendered for the fiscal years ended September 24, 2022 and September 25, 2021:

Fee Category	Fiscal 2022 Fees ($)	Fiscal 2021 Fees ($)
Audit Fees	6,994,300	5,829,000
Audit-Related Fees	123,200	1,521,700
Tax Fees	1,593,700	1,478,500
All Other Fees	8,000	8,000
TOTAL FEES	**8,719,200**	**8,837,200**

Audit Fees. Consists of aggregate fees billed for professional services rendered in connection with the audit of our consolidated financial statements, the audit of the effectiveness of our internal control over financial reporting, reviews of the interim consolidated financial statements included in our quarterly reports, international statutory audits and regulatory filings, consents and other services related to SEC filings, and accounting consultations that relate to the audited financial statements and are necessary to comply with GAAP.

Audit-Related Fees. Consists of aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under "Audit Fees." The fiscal 2022 and 2021 audit-related fees solely related to due diligence services.

Tax Fees. Consists of aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. In fiscal 2022 and 2021, these services included assistance regarding federal, state and international tax compliance, assistance with transfer pricing analyses and general consultations.

All Other Fees. Represents the license of technical accounting research software.

During fiscal 2022 and fiscal 2021, there were no other fees for any services not included in the above categories. The Audit and Finance Committee considers whether the provision of these services is compatible with maintaining the independence of the independent registered public accounting firm and has determined such services for fiscal 2022 and 2021 were compatible.

Audit and Finance Committee Policy on Pre-Approval of Services

The Audit and Finance Committee's policy is to pre-approve all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit and Finance Committee has delegated authority to the Chair of the Audit and Finance Committee to pre-approve services up to a designated amount. A summary of any new services pre-approved by the Chair is reported to the full Audit and Finance Committee in connection with its next scheduled meeting.

The Audit and Finance Committee meets with representatives of Ernst & Young periodically, but no less than quarterly throughout the year. The Audit and Finance Committee reviews audit, non-audit and tax services rendered by and the performance of Ernst & Young, as well as fees charged by Ernst & Young for such services. In engaging Ernst & Young for the services described above, the Audit and Finance Committee considered whether the provision of such services is compatible with maintaining Ernst & Young's independence.

Audit and Finance Committee Report

Pursuant to authority delegated by the Board of Directors of Hologic, Inc., the Audit and Finance Committee is responsible for assisting the Board in its oversight of the integrity of the Company's consolidated financial statements, the qualifications and independence of the Company's independent registered public accounting firm, and the Company's internal financial and accounting controls.

Management is responsible for the Company's financial reporting process, including the responsibility to maintain and evaluate the effectiveness of internal control over financial reporting, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States (GAAP). The Company's independent registered public accounting firm is responsible for auditing those financial statements and expressing an opinion as to their conformity with GAAP. The Audit and Finance Committee's responsibility is to oversee and review these processes. The Audit and Finance Committee is not, however, engaged in the practice of accounting or auditing and does not provide any expert or other special assurance as to such financial statements concerning compliance with laws, regulations or GAAP or as to the independence of the independent registered public accounting firm. The Audit and Finance Committee relies, without independent verification, on the information provided to it and on the representations made by management and the independent registered public accounting firm. The Audit and Finance Committee's responsibilities are described in a written charter. A copy of the Audit and Finance Committee's current charter is publicly available on our website at **investors.hologic.com**.

The Audit and Finance Committee has four members, all of whom are independent directors as defined by Nasdaq listing standards and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The Audit and Finance Committee met nine times during fiscal 2022. The meetings were designed, among other things, to facilitate and encourage communication among the Audit and Finance Committee, management, the internal audit function and the Company's independent registered public accounting firm, Ernst & Young LLP (Ernst & Young). The Audit and Finance Committee discussed with Ernst & Young the overall scope and plans for its audits and the Committee regularly met with Ernst & Young without the presence of management. Ernst & Young has unrestricted access to the Audit and Finance Committee. The Audit and Finance Committee reviewed and discussed with management and Ernst & Young the Company's audited financial statements for the fiscal year ended September 24, 2022, the results of management's assessment of the effectiveness of the Company's internal control over financial reporting and the independent auditor's audit of internal control over financial reporting. The Audit and Finance Committee also discussed with Ernst & Young the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB) and the Securities and Exchange Commission.

The Audit and Finance Committee also received and reviewed the written disclosure and the letter from Ernst & Young required by applicable requirements of the PCAOB regarding Ernst & Young's communications with the Audit and Finance Committee concerning independence, including relevant considerations of non-audit services and fees, and the Audit and Finance Committee discussed with Ernst & Young its independence from the Company.

Based on the review and discussions described above, and subject to the limitations on the Audit and Finance Committee's role and responsibilities referred to above and in its charter, the Audit and Finance Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 24, 2022. The Audit and Finance Committee has also approved the selection of Ernst & Young as our independent registered public accounting firm for the fiscal year ending September 30, 2023.

Respectfully Submitted by the
Audit and Finance Committee

Charles J. Dockendorff, *Chair*
Christiana Stamoulis
Stacey D. Stewart
Amy M. Wendell

Stock Ownership

Securities Ownership by Directors and Executive Officers

The following table sets forth certain information regarding beneficial ownership of our common stock as of January 11, 2023 by each of our directors or nominees for director, each of our NEOs and all of our directors, nominees for director and executive officers as a group.

	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2] (%)
Non-Employee Directors		
Sally W. Crawford[3]	188,001	*
Charles J. Dockendorff[3]	62,312[4]	*
Scott T. Garrett[3]	115,942	*
Ludwig N. Hantson[3]	30,565	*
Namal Nawana[3]	49,613	*
Stacey D. Stewart[3]	1,035	*
Christiana Stamoulis[3]	97,436	*
Amy M. Wendell[3]	57,753	*
Named Executive Officers		
Stephen P. MacMillan[3]	2,913,027	1.17%
Karleen M. Oberton[3]	135,885	*
John M. Griffin[3]	172,501	*
Kevin R. Thornal[3]	93,203	*
Jan Verstreken	135,140	*
All directors, nominees for director and executive officers as a group (16)[5]	4,130,387	1.66%

*   Less than one percent of the outstanding shares of our common stock.

[1]   The persons named in the table have, to our knowledge, sole voting and investment power with respect to all shares shown as beneficially owned by them.

[2]   Applicable percentage ownership as of January 11, 2023 is based upon 246,551,026 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to shares. Shares of our common stock subject to options currently exercisable or exercisable within 60 days after January 11, 2023 and RSUs that vest within 60 days after January 11, 2023 are deemed outstanding for computing the percentage ownership of the person holding such options and RSUs but are not deemed outstanding for computing the percentage ownership of any other person.

(3)   *Includes the following options currently exercisable or exercisable within 60 days after January 11, 2023 (column a); and RSUs/PSUs vesting within 60 days after January 11, 2023 (column b). Does not include the following PSUs/RSUs which have vested or will vest within 60 days after January 11, 2023, but as to which settlement has been deferred (column c):*

	(a) Options	(b) RSUs/PSUs	(c) Deferred Equity
Sally W. Crawford	58,111	1,565	—
Charles J. Dockendorff	37,140	1,565	—
Scott T. Garrett	55,001	1,565	4,633
Ludwig N. Hantson	26,205	1,565	3,695
Namal Nawana	32,857	1,565	—
Christiana Stamoulis	55,001	1,565	—
Stacey D. Stewart	768	267	—
Amy M. Wendell	40,060	1,565	—
Stephen P. MacMillan	1,774,831	—	1,079,673
Karleen M. Oberton	73,711	—	41,121
John M. Griffin	65,498	—	46,727
Kevin R. Thornal	43,366	—	—
Jan Verstreken	70,776	—	—

(4)   *Includes 1,336 shares of common stock held in a Grantor Retained Annuity Trust and 18,576 shares held in revocable trusts.*

(5)   *Includes, for three executive officers not specifically named in the table, an aggregate of 63,609 common shares issuable upon the exercise of options presently exercisable or exercisable within 60 days after January 11, 2023.*

Security Ownership by Certain Beneficial Owners

The following table sets forth certain information regarding beneficial ownership of our common stock as January 11, 2023 by each person who is known by us to own beneficially more than 5% of the outstanding shares of our common stock, based on public filings with the SEC.

Name of and Address Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class[2](%)
Greater than 5% Beneficial Owners		
The Vanguard Group[3] 100 Vanguard Blvd. Malvern, PA 19355	27,500,693	11.2%
BlackRock, Inc.[4] 55 East 52nd Street New York, NY 10055	21,888,278	8.9%

[1] *The persons named in the table have, to our knowledge, sole voting and investment power with respect to all shares shown as beneficially owned by them, except as noted in the footnotes below.*

[2] *Applicable percentage ownership as of January 11, 2023 is based upon 246,551,026 shares of our common stock outstanding. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting and investment power with respect to shares.*

[3] *Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by The Vanguard Group on February 9, 2022. The Schedule 13G/A indicates that, as of December 31, 2021, The Vanguard Group had shared voting power over 401,070 shares, sole dispositive power over 26,480,671 shares and shared dispositive power over 1,020,022 shares.*

[4] *Amount and nature of ownership listed is based solely upon information contained in a Schedule 13G/A filed with the SEC by BlackRock, Inc. on February 1, 2022. The Schedule 13G/A indicates that, as of December 31, 2021, BlackRock, Inc. had sole voting power over 19,183,059 shares and sole dispositive power over 21,888,278 shares.*

General Information about the Meeting and Voting

WHY AM I RECEIVING THESE MATERIALS?

The Company is making this proxy statement and other Annual Meeting materials available to you on the internet or, upon your request, sending printed versions of these materials to you by mail, because the Board of Directors of the Company is soliciting your proxy to vote at our Annual Meeting of Stockholders to be held on March 9, 2023 at 8:00 a.m., Eastern Time, at our offices, 250 Campus Drive, Marlborough, Massachusetts 01752, and at any adjournment(s) or postponement(s) thereof. The mailing address of the principal executive office of the Company is 250 Campus Drive, Marlborough, MA 01752. You are invited to attend the Annual Meeting and are requested to vote on the proposals described in this proxy statement.

We continue to monitor COVID-19 developments and other circumstances, as well as guidance issued by relevant health organizations, and we may determine that alternative arrangements are advisable or required, such as changing the date, time, location or format of the meeting. We will announce any such changes, as well as how to participate in the meeting by press release and post additional information on our website. These changes and related determinations will be made and communicated in accordance with, and subject to, Delaware law and U.S. securities law requirements and guidance.

WHAT IS THE PURPOSE OF THE ANNUAL MEETING?

At the Annual Meeting, stockholders will vote upon matters that are summarized in the formal meeting notice. The proxy statement contains important information for you to consider when deciding how to vote on the matters before the meeting. Please read it carefully.

WHO CAN VOTE?

Our Board of Directors has fixed the close of business on January 11, 2023 as the record date (the Record Date). Accordingly, only holders of record of our common stock, $0.01 par value per share, as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Annual Meeting or any adjournment(s) or postponement(s) thereof. As of the Record Date, an aggregate of 246,551,026 shares of our common stock were issued and outstanding, held by 825 holders of record. The holders of our common stock are entitled to one vote per share on any proposal presented at the Annual Meeting.

WHAT ITEMS AM I VOTING ON?

Stockholders will vote on the following items at the Annual Meeting:

1. The proposed election of the nine (9) nominees identified in this proxy statement to serve as directors for the ensuing year (Proposal No. 1);

2. A non-binding advisory resolution to approve our executive compensation (Proposal No. 2);

3. A non-binding advisory vote on the frequency of future advisory votes to approve our executive compensation (Proposal No. 3);

4. To approve the Hologic, Inc. Amended and Restated 2008 Equity Incentive Plan (Proposal No. 4);

5. To approve the Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan ("ESPP") (Proposal No. 5);

6. Proposed ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal 2023 (Proposal No. 6); and

7. The transaction of such other business as may properly come before the meeting or any adjournment thereof.

WHAT ARE THE VOTING RECOMMENDATIONS OF THE BOARD OF DIRECTORS?

Our Board of Directors recommends that you vote your shares:

"FOR"	**"FOR"**	**"ONE YEAR"**	**"FOR"**	**"FOR"**	**"FOR"**
each of the nominees for director (Proposal No. 1)	the approval of the non-binding advisory resolution approving the Company's executive compensation (Proposal No. 2)	the approval of the non-binding advisory vote on the frequency of future advisory votes to approve our executive compensation (Proposal No. 3)	the approval of the Hologic, Inc. Amended and Restated 2008 Equity Incentive Plan (Proposal No. 4)	the approval of the Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan (Proposal No. 5)	the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2023 (Proposal No. 6)

HOW DO I VOTE MY SHARES?

You may vote in person or by proxy. Your execution of a proxy will not in any way affect your right to attend the Annual Meeting and vote in person. If you are a stockholder of record (that is, if you hold shares that are directly registered in your own name), there are four ways to vote:

VIA THE INTERNET	**BY TELEPHONE**	**BY MAIL**	**IN PERSON**
You may vote by proxy via the internet by following the instructions provided in the Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials (the Notice).	If you requested printed copies of proxy materials by mail, you may vote by proxy via telephone by calling the toll-free number found on the proxy card.	If you requested printed copies of proxy materials by mail, you may vote by proxy via mail by filling out the proxy card (you must be sure to complete, sign and date the proxy card) and returning it in the envelope provided.	You may vote in person at the Annual Meeting. We will provide you with a ballot when you arrive. Stockholders who plan to attend the meeting must present valid photo identification. Stockholders of record will be verified against an official list available at the registration area. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

If your shares are held in the name of a bank, broker or other holder of record, which is known as being held in "street name," you will receive separate voting instructions with your proxy materials. If you hold your shares in street name, your ability to vote by internet or by telephone depends on the voting process of the bank, broker or other holder of record that holds your shares.

Although most banks, brokers and other holders of record also offer internet and telephone voting, availability and specific procedures will depend on their voting arrangements. Please follow their directions carefully. If you want to vote shares that you hold in street name at the Annual Meeting, you must request a legal proxy from the bank, broker, or other holder of record that holds your shares and present that proxy, along with valid photo identification and sufficient proof of share ownership as of the record date, at the meeting. We reserve the right to deny admittance to anyone who cannot show valid identification or sufficient proof of share ownership as of the record date.

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting by: (1) filing with our Corporate Secretary a written notice of revocation, (2) executing a later dated proxy relating to the same shares and delivering it to our Corporate Secretary, or (3) attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute a revocation of a proxy).

If your shares are held in street name, you should contact your bank, broker or other nominee to revoke your proxy or, if you have obtained a legal proxy from your bank, broker or other nominee giving you the right to vote your shares at the Annual Meeting, you may change your vote by attending the Annual Meeting and voting in person. Any written notice of revocation or subsequent proxy should be sent to the attention of our Corporate Secretary, Hologic, Inc., 250 Campus Drive, Marlborough, MA 01752, at or before the final vote at the Annual Meeting.

HOW MANY SHARES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

The holders of a majority in voting power of all stock issued, outstanding and entitled to vote at the Annual Meeting must be present in person or by proxy to hold the Annual Meeting and conduct business. This is called a quorum. Abstentions and broker ''non-votes'' are counted as present or represented for purposes of determining the presence or absence of a quorum. A ''non-vote'' occurs when a broker holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because, in respect of such other proposal, the broker does not have discretionary voting power and has not received instructions from the beneficial owner. Shares voted in the manner described above will be counted as present at the Annual Meeting. If a quorum is not present, the Annual Meeting will be adjourned until a quorum is obtained.

WHAT VOTE IS REQUIRED TO APPROVE EACH PROPOSAL AND HOW ARE VOTES COUNTED?

A nominee will be elected to the Board of Directors if the votes cast ''for'' the nominee's election exceed the votes cast ''against'' the nominee's election. Abstentions and broker non-votes will not have any effect on this proposal.

In accordance with our Bylaws, if any nominee for director in an uncontested election fails to receive a majority of the votes cast ''for'' the nominee's election, the nominee must promptly tender his or her resignation to our Board of Directors. This is an uncontested election of directors because the number of nominees for director does not exceed the number of directors to be elected. Within 90 days after the certification of the election results, the remaining members of our Board of Directors shall, through a process managed by the Nominating and Corporate Governance Committee, and excluding the director nominee in question, determine whether to accept such resignation and publicly disclose the results of such determination.

Approval of Proposals No. 2 through No. 6 requires a majority of the votes properly cast on each such matter at the Annual Meeting.

Abstentions and broker ''non-votes'' are included in the number of shares present or represented for purposes of quorum but are disregarded for purposes of determining whether any of the proposals have been approved.

Banks, brokers, or other holders of record may vote shares held for a customer in street name on matters that are considered to be ''routine'' even if they have not received instructions from their customer. A broker ''non-vote'' occurs when a bank, broker, or other holder of record has not received voting instructions from a customer and cannot vote the customer's shares because the matter is not considered routine.

One of the proposals before the Annual Meeting this year is deemed a ''routine'' matter, namely the ratification of the appointment of Ernst & Young as our independent registered public accounting firm for fiscal 2023 (Proposal No. 6). This means that if your shares are held in street name your bank, broker, or other nominee can vote your shares on that proposal if you do not provide timely instructions for voting your shares. The election of directors (Proposal No. 1), the non-binding advisory vote to approve executive compensation (Proposal No. 2), the non-binding advisory vote to approve the frequency of future advisory votes (Proposal No. 3), the amendment and restatement of our 2008 equity incentive plan (Proposal No. 4) and the amendment and restatement to our 2012 employee stock purchase plan (Proposal No. 5) are not considered ''routine'' matters. As a result, if you do not instruct your bank, broker or nominee how to vote with respect to those matters, your bank, broker or nominee may not vote on those proposals and a broker ''non-vote'' will occur.

ARE THERE OTHER MATTERS TO BE VOTED ON AT THE ANNUAL MEETING?

We are not aware of any other matters to be presented at the Annual Meeting. If any other matters are properly presented at the Annual Meeting, your proxy authorizes us to vote, or otherwise act in accordance with the best judgment and discretion of the persons named as proxies below.

HOW ARE PROXIES VOTED?

The persons named as the proxies, Stephen P. MacMillan, Karleen M. Oberton and John M. Griffin, were selected by our Board of Directors. Mr. MacMillan is a director and officer of Hologic, and Ms. Oberton and Mr. Griffin are officers of Hologic. All properly executed proxies returned in time to be counted at the Annual Meeting will be voted. When giving your proxy, you may abstain from voting for any individual nominee for director.

> **Your proxy will be voted in accordance with your instructions. If you submit your proxy card without specifying your voting instructions, your shares will be voted in accordance with the recommendations of our Board of Directors listed above for all matters presented in this proxy statement.**

WHERE CAN I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

The preliminary voting results will be announced at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in a Current Report on Form 8-K, which we are required to file with the SEC within four business days following the Annual Meeting.

WHY DID I RECEIVE A ONE-PAGE NOTICE IN THE MAIL REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS INSTEAD OF A FULL SET OF PROXY MATERIALS?

Under rules adopted by the SEC, we are furnishing proxy materials to our stockholders primarily via the internet, instead of mailing printed copies of those materials to each stockholder. On or about January 19, 2023, we will mail to our stockholders of record as of January 11, 2023 (other than those who previously requested electronic or paper delivery on an ongoing basis) a Notice of Meeting and Important Notice Regarding the Availability of Proxy Materials (the Notice) containing instructions on how to access our proxy materials, including our proxy statement and our Annual Report on Form 10-K. All stockholders will have the ability to access our proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access our proxy materials on the internet or to request printed versions are provided in the Notice. The Notice also instructs you on how to access your proxy card to vote through the internet or by telephone. In addition, stockholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via email until you elect otherwise.

HOW CAN I RECEIVE PROXY MATERIALS ELECTRONICALLY?

The Notice will provide you with instructions regarding the method of delivery for future proxy materials. Choosing to access our proxy materials via the Internet or to receive future proxy materials by email will reduce the impact of our Annual Meetings on the environment as well as decrease the cost of printing and mailing documents to you. If you choose to receive future proxy materials by email, you will receive an email next year with instructions containing a link to those materials and a link to the proxy voting site. Your election to receive proxy materials by email will remain in effect until you terminate it.

If you hold your stock through a bank, broker or other holder of record and you would like to receive future proxy materials electronically, please refer to the information provided by that entity for instructions on how to elect this option.

HOW DO I RECEIVE A PAPER COPY OF THE MATERIALS?

If you prefer to receive paper copies of the proxy materials, you can still do so. You may request a paper copy by following the instructions provided in the Notice. The Notice also provides you with instructions on how to request paper copies of the proxy materials on an ongoing basis. There is no charge to receive the materials by mail. You may request printed copies of the materials until one year after the date of the Annual Meeting. If you have previously elected to receive printed proxy materials, you will continue to receive these materials in paper format until you elect otherwise.

WHAT IS "HOUSEHOLDING"?

If you are a registered stockholder residing at an address with other registered stockholders, you will receive only one copy of the proxy statement or annual report unless you indicate otherwise. If you wish to receive a separate copy of the proxy statement or annual report, or if you do not wish to participate in householding and prefer to receive separate copies of these documents in the future, please contact our mailing agent, Broadridge, either by calling toll-free at 1-866-540-7095, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you own shares through a bank, broker or other nominee, you should contact the nominee directly concerning Householding.

WHO IS PAYING FOR THE COST OF THIS PROXY SOLICITATION?

All costs of solicitation of proxies will be borne by us. In addition to solicitations by mail, certain of our directors, officers, employees and other agents, without additional remuneration, may solicit proxies in person or by telephone or email. We may elect to engage outside professionals to assist us in the distribution and solicitation of proxies at a fee to be borne by us. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of shares held in their names, and we will reimburse them for their reasonable out-of-pocket costs. Solicitation may also be made of some stockholders in person or by mail, telephone or email following the original solicitation.

Additionally, we have retained Okapi Partners LLC to assist us in the solicitation and distribution of proxies for the Annual Meeting. The estimated cost of such services is $11,000, plus out-of-pocket expenses. Stockholders with questions or that need assistance in voting their shares may contact Okapi toll-free at (877) 259-6290.

Trademark Notice

Hologic, Genius, Genius 3D, 3D MAMMOGRAPHY, ThinPrep, NovaSure, MyoSure, Aptima, Panther, Panther Fusion, Acessa Health, Fluent Fluid Management System, The Science of Sure, and associated logos are trademarks and/or registered trademarks of Hologic, Inc. and/or its subsidiaries in the United States and/or other countries. All other trademarks are the property of their respective owners.

Stockholder Proposals for the 2024 Annual Meeting

Any stockholder who intends to present a Rule 14a-8 proposal at Hologic's Annual Meeting of Stockholders to be held in 2024, and who wishes to have a proposal included in Hologic's proxy statement for that meeting, must deliver the proposal to the Corporate Secretary. All proposals must be received by the Corporate Secretary no later than September 21, 2023 and must satisfy the rules and regulations of the SEC as well as the applicable provisions of our Bylaws to be eligible for inclusion in the proxy statement for that meeting.

A stockholder or group of up to 20 stockholders who have continuously owned at least 3% of Hologic's common stock for at least three years have the ability to submit director nominees (up to the greater of two or 20% of the Board) for inclusion in the related proxy statement if the stockholder(s) and the nominee(s) satisfy the requirements specified between August 22, 2023 and September 21, 2023 and must include the information required for any Notice of Proxy Access Nomination (as defined in the Bylaws).

To be eligible for consideration at the 2024 Annual Meeting of Stockholders, any proposal that is a proper subject for consideration which has not been submitted by the deadline for inclusion in the proxy statement (as set forth above) and any nomination for director that is made outside of the proxy access procedures (as described above) must comply with the procedures specified in Hologic's Bylaws. These procedures require, among other things, that any such proposal or nomination be received by the Corporate Secretary between close of business on November 10, 2023 and December 10, 2023. This advance notice period is intended to allow all stockholders an opportunity to consider all business and nominees expected to be considered at the meeting. In addition to satisfying the foregoing requirements under Hologic's Bylaws, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than Hologic's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than January 10, 2024.

All submissions to, or requests of, the Corporate Secretary should be made to Hologic's principal executive offices at 250 Campus Drive, Marlborough, Massachusetts 01752.

Incorporation by Reference

To the extent that this proxy statement has been or will be specifically incorporated by reference into any filing made by us under the Securities Act of 1933, as amended, or the Exchange Act, the sections of the proxy statement entitled "Compensation Committee Report" and "Audit and Finance Committee Report" shall not be deemed to be so incorporated, unless specifically provided in any such filing.

Financial Matters and Form 10-K

WE WILL PROVIDE EACH BENEFICIAL OWNER OF OUR SECURITIES WITH A COPY OF OUR ANNUAL REPORT ON FORM 10-K, INCLUDING THE FINANCIAL STATEMENTS AND SCHEDULES THERETO, REQUIRED TO BE FILED WITH THE SEC FOR OUR MOST RECENT FISCAL YEAR, WITHOUT CHARGE, UPON RECEIPT OF A WRITTEN REQUEST FROM SUCH PERSON. SUCH REQUEST SHOULD BE SENT TO INVESTOR RELATIONS, HOLOGIC, INC., 250 CAMPUS DRIVE, MARLBOROUGH, MA 01752. ALTERNATIVELY, A BENEFICIAL OWNER MAY ACCESS THE COMPANY'S ANNUAL REPORT ON FORM 10-K ON THE COMPANY'S WEBSITE AT **investors.hologic.com**.

IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 9, 2023: The Proxy Statement and the Hologic Annual Report on Form 10-K for the fiscal year ended September 24, 2022 are available at www.proxyvote.com.

Annex A
Non-GAAP Reconciliation

Use of Non-GAAP Financial Measures:

The Company has used non-GAAP financial measures in this proxy statement, including adjusted revenue, adjusted EPS and adjusted FCF.

Adjusted revenue for fiscal 2022 and 2021 means our consolidated revenue determined in accordance with GAAP, calculated on a constant currency basis using the foreign currency exchange rate applied in setting the Company's annual budget established in the fourth quarter of fiscal 2021 and 2020, respectively. For fiscal 2022, adjusted revenue excludes incremental revenue associated with the Company's acquisition of Bolder Surgical (Bolder). For fiscal 2021, adjusted revenue excludes incremental revenue associated with the Company's acquisition of Mobidiag, Biotheranostics and Diagenode.

Adjusted EPS means our consolidated net income per share (on a fully-diluted basis) determined in accordance with GAAP, adjusted to exclude: (i) the amortization of intangible assets and impairment of goodwill, intangible assets and equipment; (ii) adjustments to record contingent consideration at fair value; (iii) additional expenses resulting from the purchase accounting adjustment to record inventory at fair value; (iv) restructuring and divestiture charges and facility closure and consolidation charges, including accelerated depreciation, and costs incurred to integrate acquisitions (including retention, transaction bonuses, legal and professional consulting services) and separate divested businesses from existing operations; (v) expenses related to the divested Cynosure business incurred subsequent to the disposition date primarily related to indemnification provisions for legal and tax matters; (vi) transaction related expenses for divestitures and acquisitions; (vii) third-party expenses incurred related to implementing the European MDR/IVDR requirements and obtaining the appropriate approvals for its existing products; (viii) debt extinguishment losses and related transaction costs; (ix) the unrealized (gains) losses on the mark-to-market of foreign currency contracts for which the Company has not elected hedge accounting; (x) litigation settlement charges (benefits) and non-income tax related charges (benefits); (xi) other-than-temporary impairment losses on investments and realized gains and losses resulting from the sale of investments; (xii) the one-time discrete impacts related to internal restructurings and non-operational items; (xiii) other one-time, non-recurring, unusual or infrequent charges, expenses or gains that may not be indicative of the Company's core business results; and (xiv) income taxes related to such adjustments. This calculation further excludes the results of Bolder post-acquisition in order to level set the results for purposes of the 2022 STIP calculation. This calculation further excludes the results of Mobidiag, Biotheranostics and Diagenode post-acquisition in order to level set the results for purposes of the 2021 STIP calculation.

Adjusted FCF for fiscal 2022 and 2021 means our net cash provided by operating activities determined in accordance with GAAP less purchases of property and equipment, adjusted to exclude net payments for the following items: (i) restructuring, divestiture and facility closure and consolidation expenses and costs incurred to integrate acquisitions and separate divested businesses from existing operations; (ii) acquisition transaction expenses; (iii) litigation settlements; (iv) certain income and non-income tax related charges and refunds; and (v) the results of Bolder post-acquisition in order to level set the results for purposes of the 2022 FCF calculation and the results of Mobidiag, Biotheranostics, and Diagenode post-acquisition in order to level set the results for purposes of the 2021 FCF calculation.

The non-GAAP financial measures used in this proxy statement adjust for specified items that can be highly variable or difficult to predict. The Company generally uses these non-GAAP financial measures to facilitate management's financial and operational decision-making, including evaluation of Hologic's historical operating results, comparison to competitors' operating results and determination of management incentive compensation. These non-GAAP financial measures reflect an additional way of viewing aspects of the Company's operations that, when viewed with GAAP results and the reconciliations to corresponding GAAP financial measures, may provide a more complete understanding of factors and trends affecting Hologic's business.

Because non-GAAP financial measures exclude the effect of items that increase or decrease the Company's reported results of operations, management strongly encourages investors to review the Company's consolidated financial statements and publicly filed reports in their entirety. These non-GAAP financial measures should be considered supplemental to, and not a substitute for, financial information prepared in accordance with GAAP. The Company's definition of these non-GAAP measures may differ from similarly titled measures used by others. A reconciliation of the non-GAAP revenue and non-GAAP EPS to the most directly comparable GAAP financial measures is included in the following pages.

Reconciliation of GAAP EPS to Non-GAAP Adjusted EPS

(as calculated pursuant to the terms of the Short-Term Incentive Plan)

	Year Ends	
(Unaudited) (in millions, except earnings per share)	September 24, 2022 ($)	September 25, 2021 ($)
GAAP net income	1,302.0	1,869.7
Adjustments:		
Amortization of acquired intangible assets[1]	340.9	318.9
Fair value write-up of acquired inventory[2]	—	7.9
Acquisition related adjustments[3]	1.3	21.0
Restructuring, and integration/consolidation costs[4]	7.8	23.2
Debt extinguishment loss and transaction costs[5]	2.5	27.4
Contingent consideration adjustments[6]	(39.5)	(6.7)
Unrealized (gains) losses on forward foreign currency contracts[7]	(19.6)	4.3
MDR expenses[8]	7.0	9.8
Purchased research and development asset charge[9]	—	7.0
Impairment of acquired intangible assets[10]	45.1	—
Non-operating charges[11]	5.6	1.8
Non-income tax (benefits) charges[12]	(5.2)	4.5
Income tax reversals[14]	(31.8)	—
Income tax effect of reconciling items[13]	(88.2)	(106.4)
Non-GAAP net income	1,527.9	2,182.4
Net loss attributable to non-controlling interest	—	(1.8)
Non-GAAP net income attributable to Hologic per Press Release	**1,527.9**	**2,184.2**
Further Adjustments for STIP:		
Less: Incremental net operating income from fiscal 2021 acquisitions[15]	—	11.7
Plus: Incremental net operating loss from fiscal 2022 acquisitions[16]	9.8	—
Tax effect of adjustments[13]	(2.0)	(2.5)
Non-GAAP net income – STIP	**1,535.7**	**2,193.4**
Non-GAAP EPS - STIP[17]	**6.05**	**8.45**

EXPLANATORY NOTES TO RECONCILIATIONS:

[1] To reflect non-cash expenses attributable to the amortization of acquired intangible assets.

[2] To reflect the fair value step up of inventory sold during the period related to acquisitions in fiscal 2021.

[3] To reflect expenses with third parties related to acquisitions and divestitures prior to when such transactions are completed. These expenses primarily comprise broker fees, legal fees, and consulting and due diligence fees, and a transfer tax related to the Mobidiag acquisition.

[4] To reflect restructuring and divestiture charges, and certain costs associated with the Company's integration and facility consolidation plans, which primarily include retention and transfer costs, as well as costs incurred to integrate acquisitions and dispose businesses, including consulting, legal, tax and accounting fees. In addition, this category includes additional expenses incurred related to the Cynosure disposition, primarily settlements of litigation and indemnification provisions for legal and tax matters that existed as of the date of disposition.

[5] To reflect a debt extinguishment loss from refinancing the Credit Agreement in the first quarter of fiscal 2022 and the refinancing of the 2025 Senior Notes during fiscal 2021 and related debt issuance costs recorded directly to interest expense.

[6] To reflect adjustments to the estimated contingent consideration liability related to the Acessa Health acquisition, which is payable upon meeting defined revenue growth metrics over a three-year period.

(7)   To reflect non-cash unrealized gains and losses on the mark-to market on outstanding forward foreign currency and option contracts, which do not qualify for hedge accounting.

(8)   To reflect the exclusion of third-party expenses incurred to obtain compliance with the European Medical Device Regulation requirement for the Company's existing products for which it already has FDA approval and/or CE mark.

(9)   To reflect the purchase of intangible assets to be used in a research and development project that has no future alternative use.

(10) To reflect an impairment related to an in-process research and development project acquired in the Mobidiag acquisition and impairment charges for developed technology assets acquired in the Faxitron and Focal acquisitions.

(11) To reflect miscellaneous non-operating charges.

(12) To reflect the net impact of non-income tax charges, settlements and benefits, including from a statute of limitations expiration, related to prior years' matters.

(13) To reflect an estimated annual effective tax rate of 21.0% and 21.5% for fiscal 2022 and 2021, respectively.

(14) To reflect the net impact of income tax reserve releases from statute of limitation expirations and favorable audit settlements.

(15) For fiscal 2021 to determine Non-GAAP net income under the fiscal 2021 STIP, adjusted Non-GAAP net income excludes pre-tax income (loss) generated by the Mobidiag, Biotheranostics and Diagenode acquisitions during fiscal 2021.

(16) For fiscal 2022 to determine Non-GAAP net income under the fiscal 2022 STIP, adjusted Non-GAAP net income excludes pre-tax income (loss) generated by the Bolder acquisition during fiscal 2022.

(17) Non-GAAP earnings per share was calculated based on 253,845 and 259,706 weighted average diluted shares outstanding for the years ended September 24, 2022 and September 25, 2021, respectively.

Reconciliation of GAAP Revenue to Adjusted Revenue

(excluding the impact of acquisitions and dispositions)

(Unaudited) (in millions, except percentages)	2022 ($)	2021 ($)	Change	
			($)	(%)
Consolidated GAAP Revenue	4,862.8	5,632.3		
Less: Incremental revenue from fiscal 2021 acquisitions	—	(62.2)		
Less: Incremental revenue from fiscal 2022 acquisitions	(9.9)	—		
FX Impact at budget rates	61.7	(47.1)		
Adjusted Revenue	**4,914.6**	**5,523.0**	**(608.4)**	**(110.2)**

Reconciliation of GAAP International Revenue to Organic International Revenue

(Unaudited) (in millions, except percentages)	2022 ($)	2021 ($)	Change	
			($)	(%)
Consolidated GAAP International Revenue	1,394.9	1,730.0		
Less: Incremental revenue from Mobidiag, Diagenode and Bolder in Fiscal 2022 and Acessa, Biotheranostics, Diagenode and Mobidiag in 2021.	(34.5)	(24.6)		
FX Impact at constant currency	78.4	(100.5)		
Organic International Revenue	**1,438.8**	**1,604.9**	**(166.1)**	**(10.3)**

Reconciliation of GAAP International Revenue to Adjusted Constant Currency International Revenue

(Unaudited) (in millions, except percentages)	2022 ($)	2021 ($)	Change	
			($)	(%)
Consolidated GAAP International Revenue	1,394.9	1,730.0	(335.1)	(19.4)
FX Impact at constant currency rates	78.4	(100.5)		
Adjusted Constant Currency International Revenue	**1,473.3**	**1,629.5**	**(156.2)**	**(9.6)**

Reconciliation of GAAP Net Cash Provided by Operating Activities to Adjusted Free Cash Flow

(Unaudited) (in millions, except percentages)	2022 ($)	2021 ($)
GAAP Net Cash Provided by Operating Activities	2,125.7	2,330.4
Less: Purchase of property and equipment (excluding receipts from the Department of Defense)	(70.6)	(118.0)
Plus: Restructuring, divestiture, and integration/consolidation costs	8.6	15.3
Plus: Acquisition transaction expenses	1.3	21.0
Plus: Incremental net operating loss from fiscal 2022 and 2021 acquisitions	9.8	9.5
Tax effect of adjustments	(4.6)	(13.7)
Plus: Net tax payments (refunds)	(368.9)	7.0
Adjusted Free Cash Flow	**1,701.3**	**2,251.5**

Annex B
Hologic, Inc.
Amended and Restated 2008 Equity Incentive Plan

(amended as of March 9~~14~~, 2023~~18~~)

1.   Purpose and Eligibility. The purpose of this Amended and Restated 2008 Equity Incentive Plan (the "**Plan**") of **HOLOGIC, INC.**, a Delaware corporation (the "**Company**"), is to provide stock options, stock issuances and other equity interests in the Company (each, an "**Award**") to (a) employees, officers, directors, consultants and advisors of the Company and its Parents and Subsidiaries, and (b) any other person who is determined by the Board to have made (or is expected to make) contributions to the Company. Any person to whom an Award has been granted under the Plan is called a "**Participant**." Additional definitions are contained in Section 11.

2.   Administration.

   a.   Administration by Board of Directors. The Plan will be administered by the Board of Directors of the Company (the "**Board**"). The Board, in its sole discretion, shall have the authority to grant and amend Awards, to adopt, amend and repeal rules relating to the Plan and to interpret and correct the provisions of the Plan and any Award. The Board shall have authority, subject to the express limitations of the Plan, (i) to construe and determine the Plan and any documentation (including electronic) relating to the Plan or Awards thereunder, (ii) to prescribe, amend and rescind rules and regulations relating to the Plan and any Awards, and to make exceptions to any such rules if the Board, in good faith, determines that it is necessary to do so in light of extraordinary circumstances and for the benefit of the Company and so as to avoid unanticipated consequences or address unanticipated events (including any temporary closure of an applicable stock exchange, disruption of communications or natural catastrophe), (iii) to determine the terms and provisions of Awards, which need not be identical, (iv) to create sub-plans hereunder necessary to comply with laws and regulations of any foreign country in which the Company may seek to grant an Award to a person eligible under Section 1, and (v) to make all other determinations in the judgment of the Board of Directors necessary or desirable for the administration and interpretation of the Plan. Notwithstanding anything in the Plan to the contrary, equity-based Awards granted under the Plan may not become exercisable, vest or be settled, in whole or in part, prior to the one-year anniversary of the date of grant, except that: (A) the Board may provide that Awards become exercisable, vest or settle prior to such date in the event of the Participant's death or disability or in the event of a Change of Control (as defined below); and (B) annual equity grants to non-employee directors that occur in connection with the Company's annual meeting of shareholders may vest on the date of the Company's next annual meeting. Notwithstanding the foregoing, up to 5% of the aggregate number of shares authorized for issuance under this Plan (as described in Section 3(a)) may be issued pursuant to Awards subject to any, or no, vesting conditions, as the Board determines appropriate. The Board may, in its sole and absolute discretion, without amendment to the Plan but subject to the limitations otherwise set forth in the Plan, waive or amend the operation of Plan provisions respecting exercise after termination of Service to the Company and, except as otherwise provided herein, adjust any of the terms of any Award. The Board may correct any defect or supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it shall deem expedient to carry the Plan or any Award into effect, and it shall be the sole and final judge of such expediency. All decisions by the Board shall be final and binding on all interested persons. Neither the Company nor any member of the Board shall be liable for any action or determination relating to the Plan.

   b.   Appointment of Committee. To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "**Committee**"). If so delegated, all references in the Plan to the "**Board**" shall mean such Committee or the Board. The Compensation Committee of the Board of Directors is initially delegated all of the powers of the Board of Directors under the Plan, and shall continue to have such powers unless and until otherwise determined by the Board of Directors.

   c.   Delegation. To the extent permitted by applicable law, the Board may delegate to one or more executive officers of the Company the power to grant Awards and exercise such other powers under the Plan as the Board may determine, provided that the Board shall fix the maximum number of Awards to be granted and the maximum number of shares issuable to any one Participant pursuant to Awards granted by such executive officers. No such executive officer shall

designate himself or herself as a recipient of any Awards granted under authority delegated to such executive officer. In addition, the Board may delegate any or all aspects of the day-to-day administration of the Plan to one or more officers or employees of the Company or any Subsidiary, and/or to one or more agents.

d. Applicability of Section Rule 16b-3. Notwithstanding anything to the contrary in the foregoing if, or at such time as, the Common Stock is or becomes registered under Section 12 of the Exchange Act of 1934, as amended (the ''**Exchange Act**''), or any successor statute, the Plan shall be administered in a manner consistent with Rule 16b-3 promulgated thereunder, as it may be amended from time to time, or any successor rules (''**Rule 16b-3**''), such that all subsequent grants of Awards hereunder to Reporting Persons, as hereinafter defined, shall be exempt under such rule. Those provisions of the Plan which make express reference to Rule 16b-3 or which are required in order for certain option transactions to qualify for exemption under Rule 16b-3 shall apply only to such persons as are required to file reports under Section 16(a) of the Exchange Act (a ''**Reporting Person**'').

3. Stock Available for Awards.

a. Number of Shares. Subject to adjustment under Section 3(c), the aggregate number of shares of Common Stock of the Company (the ''**Common Stock**'') that may be issued pursuant to the Plan is ~~36,000~~42,500,000 (the ''Available Shares''). If (i) an Award granted under the Plan is canceled, expires, forfeited, settled in cash, settled by delivery of fewer shares of Common Stock than the number of shares of Common Stock underlying the award or option or otherwise terminated without delivery of the shares of Common Stock to the holder of such award or option or, (ii) other than in the case of an Option Award or a stock appreciation right award, shares are withheld from such an Award or separately surrendered by the Participant in payment of taxes relating to such an Award, then such shares or shares underlying such award shall be deemed to constitute shares not delivered and will be available under the Plan for subsequent awards. The aggregate number of shares issued under this Plan at any time shall equal only the number of shares actually issued upon exercise or settlement of an Award under this Plan. Notwithstanding the foregoing, shares of Common Stock subject to an Award under this Plan may not again be made available for issuance under this Plan if such shares are: (A) shares that were subject to a stock-settled stock appreciation right and were not issued upon the net settlement or net exercise of such stock appreciation right, (B) shares delivered to or withheld by the Company to pay the exercise price of an Option Award, (C) shares delivered to or withheld by the Company to pay the withholding taxes related an Option Award or a stock appreciation right, or (D) shares repurchased on the open market with the proceeds of an Option Award. The shares issued pursuant to Awards granted under this Plan may be shares that are authorized and unissued or shares that were reacquired by the Company, including shares purchased in the open market.

b. Tax-Code Limits. The aggregate number of shares that may be earned pursuant to Awards granted under this Plan during any calendar year to any one Participant shall not exceed 3,000,000, which number shall not count any tandem stock appreciation rights. The aggregate number of shares that may be issued pursuant to the exercise of Incentive Stock Options (as defined in Section 4(b)) granted under this Plan shall not exceed ~~36,000,000~~42,500,000, which number shall be calculated and adjusted pursuant to Section 3(c) only to the extent that such calculation or adjustment will not affect the status of any option intended to qualify as an Incentive Stock Option under Section 422 of the Code. The maximum cash amount payable pursuant to all Incentive Awards granted in any calendar year to any Participant under this Plan that are intended to be performance based compensation shall not exceed ~~ten million dollars~~ ~~(~~$10,000,000~~)~~.

c. Adjustment to Common Stock. Subject to Section 8, in the event of any stock split, reverse stock split, stock dividend, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off, split-up, or other similar change in capitalization or similar event, (i) the number and class of shares subject to the limits in Section 3(a) and 3(b), (ii) the number and class of securities, vesting schedule and exercise price per share, as applicable, subject to each outstanding Award, (iii) the repurchase price per security subject to repurchase, and (iv) the terms of each other outstanding Award, shall be equitably adjusted by the Company (or substituted Awards may be made if applicable) to the extent the Board shall determine, in good faith, that such an adjustment (or substitution) is appropriate. Adjustments need not be uniform as between different Awards or different types of Awards.

d. Director Awards. The aggregate dollar value of equity-based (based on the grant date fair value of equity-based Awards) and cash compensation granted under this Plan or otherwise during any fiscal year to any one non-employee director shall not exceed $800,000; provided, however, that in the fiscal year in which a non-employee director first joins the Board or is first designated as Chairman of the Board or Lead Director, the maximum aggregate dollar value of equity-based (based on the grant date fair value of equity-based Awards) and cash compensation granted to the Participant may be up to one hundred and fifty percent (150%) of the foregoing limit and the foregoing limit shall not count any tandem stock appreciation rights.

4. Stock Options.

a. General. Subject to the provisions of the Plan, the Board may grant options to purchase Common Stock (each, an "**Option**") and determine the number of shares of Common Stock to be covered by each Option, the exercise price of each Option and the conditions and limitations applicable to the exercise of each Option and the shares of Common Stock issued upon the exercise of each Option, including, but not limited to, vesting provisions, repurchase provisions and restrictions relating to applicable federal or state securities laws. Each Option will be evidenced by a Stock Option Agreement, consisting of a Notice of Stock Option Award and a Stock Option Award Agreement or such other form of documentation (which may be electronic) as may be approved by the Board (collectively, a "**Stock Option Agreement**").

b. Incentive Stock Options. An Option that the Board intends to be an incentive stock option (an "**Incentive Stock Option**") as defined in Section 422 of the Code, as amended, or any successor statute ("**Section 422**"), shall be granted only to an employee of the Company and shall be subject to and shall be construed consistently with the requirements of Section 422 and regulations thereunder. The Board and the Company shall have no liability if an Option or any part thereof that is intended to be an Incentive Stock Option does not qualify as such. An Option or any part thereof that does not qualify as an Incentive Stock Option is referred to herein as a "**Nonstatutory Stock Option**" or "**Nonqualified Stock Option**."

c. Dollar Limitation. For so long as the Code shall so provide, Options granted to any employee under the Plan (and any other incentive stock option plans of the Company) which are intended to qualify as Incentive Stock Options shall not qualify as Incentive Stock Options to the extent that such Options, in the aggregate, become exercisable for the first time in any one calendar year for shares of Common Stock with an aggregate Fair Market Value (as defined below) (determined as of the respective date or dates of grant) of more than $100,000. The amount of Incentive Stock Options which exceed such $100,000 limitation shall be deemed to be Nonqualified Stock Options. For the purpose of this limitation, unless otherwise required by the Code or regulations of the Internal Revenue Service or determined by the Board, Options shall be taken into account in the order granted, and the Board may designate that portion of any Incentive Stock Option that shall be treated as a Nonqualified Stock Option in the event that the provisions of this paragraph apply to a portion of any Option. The designation described in the preceding sentence may be made at such time as the Committee considers appropriate, including after the issuance of the Option or at the time of its exercise.

d. Exercise Price. The Board shall establish the exercise price (or determine the method by which the exercise price shall be determined) at the time each Option is granted and specify the exercise price in the applicable Stock Option Agreement, provided, however, in no event may the per share exercise price of an Option be less than 100% of the Fair Market Value of the Common Stock on the date such Option is granted. Notwithstanding the foregoing, the per share exercise price with respect to an Option that is a substitute award for options held by optionees of the acquired entity may be less than 100% of the Fair Market Value of the Common Stock on the date such Option is granted if such exercise price is based on a formula set forth in the terms of the options held by such optionees or in the terms of the agreement providing for such merger or other acquisition that satisfies the requirements of (i) Section 409A of the Code, if such options held by such optionees are not intended to qualify as Incentive Stock Options, and (ii) Section 424(a) of the Code, if such options held by such optionees are intended to qualify as Incentive Stock Options. In the case of an Incentive Stock Option granted to a Participant who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, then the exercise price shall be no less than 110% of the Fair Market Value of the Common Stock on the date of grant. Notwithstanding anything herein to the contrary, except as provided in Section 2(c), without the prior approval of the Company's stockholders, neither the Company nor the Board will take any action to amend or modify any Award to lower the exercise or conversion price applicable to such Award and, at any time when the exercise price of an Option is above the Fair Market Value of the Common Stock, without the prior approval of the Company's stockholders (except in the case of a Change of Control (as defined below), neither the Company nor the Board will take any action to otherwise cancel and re-grant or exchange an outstanding Option for cash or another Award.

e. Duration of Options. Subject to the provisions of the Plan, including Section 2(a), each Option shall be exercisable at such times and subject to such terms and conditions as the Board may specify in the applicable Stock Option Agreement; provided, that the term of any Incentive Stock Option may not be more than ten (10) years from the date of grant. In the case of an Incentive Stock Option granted to a Participant who, at the time of grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Option shall be no longer than five (5) years from the date of grant.

f. Payment Upon Exercise. Common Stock purchased upon the exercise of an Option shall be paid for by one or any combination of the following forms of payment as permitted by the Board in its sole and absolute discretion:

i. by check payable to the order of the Company;

ii.   only if the Common Stock is then publicly traded, by delivery of an irrevocable and unconditional undertaking by a creditworthy broker to deliver promptly to the Company sufficient funds to pay the exercise price, or delivery by the Participant to the Company of a copy of irrevocable and unconditional instructions to a creditworthy broker to deliver promptly to the Company cash or a check sufficient to pay the exercise price;

iii.   to the extent permitted in the applicable Stock Option Agreement, by delivery of shares of Common Stock owned by the Participant (including shares otherwise deliverable upon exercise of the applicable Option); or

iv.   payment of such other lawful consideration as the Board may determine.

Except as otherwise expressly set forth in a Stock Option Agreement, the Board shall have no obligation to accept consideration other than cash. The fair market value of any shares of the Company's Common Stock or other non-cash consideration which may be delivered upon exercise of an Option shall be determined in such manner as may be prescribed by the Board.

g.   Determination of Fair Market Value. If, at the time an Option is granted under the Plan, the Company's Common Stock is publicly traded under the Exchange Act, "**Fair Market Value**" shall mean (i) if the Common Stock is listed on any established stock exchange, its fair market value shall be the closing price for such stock on that date or the closing price as reported on NASDAQ; or (ii) if the Common Stock is traded in the over-the-counter securities market, then the average of the high bid and low bid quotations for the Common Stock as published in *The Wall Street Journal*. In the absence of an established market for the Common Stock, the fair market value thereof shall be determined in good faith by the Board after taking into consideration all factors which it deems appropriate.

5.   Restricted Stock.

a.   Grants. Subject to the provisions of the Plan, the Board may (i) grant Awards to a Participant of restricted shares of Common Stock and shall determine the price, if any, to be paid by the Participant for each restricted share of Common Stock and (ii) shall provide the right of the Company to repurchase all or part of such shares at the issue price or other stated or formula price from the Participant in the event that the conditions specified by the Board in the applicable Award are not satisfied prior to the end of the applicable restriction period or periods established by the Board for such Award (each, a "**Restricted Stock Award**").

b.   Terms and Conditions. The Board shall determine the terms and conditions of any such Restricted Stock Award. Any stock certificates issued in respect of a Restricted Stock Award shall be registered in the name of the Participant and, unless otherwise determined by the Board, deposited by the Participant, together with a stock power endorsed in blank, with the Company (or its designee). After the expiration of the applicable restriction periods, the Company (or such designee) shall deliver the certificates no longer subject to such restrictions to the Participant or, if the Participant has died, to the beneficiary designated by a Participant, in a manner determined by the Board, to receive amounts due or exercise rights of the Participant in the event of the Participant's death (the "**Designated Beneficiary**"). In the absence of an effective designation by a Participant, Designated Beneficiary shall mean the Participant's estate. Participants in whose name Restricted Stock Awards are granted shall be entitled to receive all dividends and other distributions paid with respect to those shares, unless determined otherwise by the Board. Notwithstanding the foregoing, dividends credited/payable in connection with Restricted Stock Awards that are not yet vested shall be subject to the same restrictions and risk of forfeiture as the underlying Restricted Stock Awards and shall not be paid until the underlying Restricted Stock Awards vest.

6.   Other Stock-Based Awards. Subject to the terms of the Plan, the Board shall have the right to grant other Awards based upon the Common Stock having such terms and conditions as the Board may determine, including, without limitation, the grant of shares based upon certain conditions, the grant of securities convertible into Common Stock and the grant of stock appreciation rights (which shall be subject to the same terms as Options, as applicable), phantom stock awards, performance stock, deferred stock, restricted stock units, shares of Common Stock not subject to any restrictions or other stock units. Prior to settlement or forfeiture, a restricted stock unit or other stock unit agreement may, at the Board's discretion, provide a right to dividend equivalents. Such right entitles the holder to be credited with an amount equal to all dividends paid on one share of Common Stock while the restricted stock unit or other stock unit is outstanding. Dividend equivalents may be converted into additional stock units and may be made subject to the same conditions and restrictions as the stock units to which they attach. Notwithstanding the foregoing, dividends or dividend equivalents credited/payable in connection with restricted stock units or other stock units that are not yet vested shall be subject to the same restrictions and risk of forfeiture as the underlying restricted stock units or other stock units and shall not be paid until the underlying restricted stock units or other stock units vest. Except as explicitly contemplated in this Section 6 with respect to restricted stock units or other stock units, dividend equivalent rights shall not be granted alone or in connection with any Award under the Plan.

7. Performance and Incentive Awards.

   a. Performance Conditions. The right of a Participant to exercise or receive a grant or settlement of any Award, and the timing thereof, may be subject to such performance conditions as may be specified by the Board. The Board may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions and may exercise its discretion to reduce the amounts payable under any Incentive Award subject to performance conditions. "**Incentive Awards**" shall mean a cash Award subject to the attainment of performance goals over a performance period. "**Performance Award**" means a stock-based Award subject to the attainment of performance goals over a performance period.

   b. Performance Goals Generally. The Committee may determine that such Performance Awards or Incentive Awards shall be granted, exercised and/or settled upon achievement of any one performance goal or that two or more of the performance goals must be achieved as a condition to grant, exercise and/or settlement of such Performance Awards or Incentive Awards. Performance goals may differ for Performance Awards or Incentive Awards granted to any one Participant or to different Participants.

   c. Business Criteria. The Committee may establish performance goals that are measured either individually, alternatively or in any combination, applied to either the Company as a whole or to a specified subsidiary or business unit, and measured over a performance period, on an absolute basis or relative to a pre-established target to a previous year's result or to a designated comparison group, either based on United States Generally Accepted Accounting Principles ("**GAAP**") or non-GAAP financial results, in each case as specified by the Committee in the Award. The business criteria that the Committee may use in establishing performance goals for such an Award include, among others: economic value added; earnings before interest, taxes, depreciation and amortization; earnings before interest and taxes; cash flow; earnings per share; operating income; operating income before income taxes; net income; net income before income taxes; operating margin; ratio of debt to stockholder's equity; reduction of debt, return on equity; return on assets; return on invested capital; revenue; total shareholder return; market penetration; total market capitalization and enterprise value; business retention; new product generation; cost controls and targets (including costs of capital); customer satisfaction; employee satisfaction; agency ratings; management of employment practices and employee benefits; supervision of litigation and information technology; implementation of business process controls; recruiting and retaining personnel; geographical expansion; clinical and product developments; or regulatory milestones. For the avoidance of doubt, the performance goals associated with the business criteria can be measured on an absolute basis or relative to a group of companies, entities, or other forms of external benchmarks. A "performance period" shall be a calendar year, fiscal year of the Company or other longer or shorter period designated by the Compensation Committee.

   d. Settlement of Performance Awards; Other Terms. Settlement of Performance Awards or Incentive Awards shall be in cash, Stock, other Awards or other property, in the discretion of the Committee. The Committee may, in its discretion, reduce the amount of a settlement otherwise to be made in connection with Incentive Awards. The Committee shall specify the circumstances in which such Performance Awards or Incentive Awards shall be paid or forfeited in the event of termination of Service by the Participant prior to the end of a performance period or settlement of Performance Awards or Incentive Awards.

8. General Provisions Applicable to Awards.

   a. Transferability of Awards. Awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution, and, during the life of the Participant, shall be exercisable only by the Participant. Further, and notwithstanding the foregoing, to the extent permitted by the Board, the person to whom an Award is initially granted (the "**Grantee**") may transfer an Award to any "family member" of the Grantee (as such term is defined in Section A.1(a)(5) of the General Instructions to Form S-8 under the Securities Act of 1933, as amended ("**Form S-8**")), to trusts solely for the benefit of such family members and to partnerships in which such family members and/or trusts are the only partners; provided that, (i) as a condition thereof, the transferor and the transferee must execute a written agreement containing such terms as specified by the Board, and (ii) the transfer is pursuant to a gift or a domestic relations order to the extent permitted under the General Instructions to Form S-8. Except to the extent specified otherwise in the agreement the Board provides for the Grantee and transferee to execute, all vesting, exercisability and forfeiture provisions that are conditioned on the Grantee's continued employment or service shall continue to be determined with reference to the Grantee's employment or service (and not to the status of the transferee) after any transfer of an Award pursuant to this Section 8(a), and the responsibility to pay any taxes in connection with an Award shall remain with the Grantee notwithstanding any transfer other than by will or intestate succession.

   b. Documentation. Each Award under the Plan shall be evidenced by a written instrument (which may be electronic) in such form as the Board shall determine or as executed by an officer of the Company pursuant to authority delegated by the Board. Each Award may contain terms and conditions in addition to those set forth in the Plan, provided that such terms and conditions do not contravene the provisions of the Plan or applicable law.

c. Board Discretion. The terms of each type of Award need not be identical, and the Board need not treat Participants uniformly.

d. Additional Award Provisions. The Board may, in its sole discretion, include additional provisions in any Stock Option Agreement, Restricted Stock Award or other Award granted under the Plan, including without limitation restrictions on transfer, repurchase rights, commitments to pay cash bonuses, to transfer other property to Participants upon exercise of Awards, ~~or transfer other property to Participants upon exercise of Awards,~~ or such other provisions as shall be determined by the Board; provided that such additional provisions shall not be inconsistent with any other term or condition of the Plan or applicable law; provided, however, that except as provided in Section 5 or 6, a Participant shall have no dividend rights, voting rights or other rights as a shareholder with respect to any shares of Common Stock covered by his or her Award prior to the issuance of such shares (as evidenced by an appropriate entry on the books of the Company or a duly authorized transfer agent of the Company), and except as provided in Sections 3(c), 5 and 6, no adjustment shall be made for cash dividends or other rights for which the record date is prior to the date when such shares are issued.

e. Termination of Status. The Board shall determine the effect on an Award of the disability (as defined in Code Section 22(e)(3)), death, retirement, authorized leave of absence or other change in the employment or other status of a Participant and the extent to which, and the period during which, the Participant, or the Participant's legal representative, conservator, guardian or Designated Beneficiary, may exercise rights under the Award, subject to applicable law and the provisions of the Code related to Incentive Stock Options.

f. Change of Control of the Company.

  i. Unless otherwise expressly provided in the applicable Stock Option Agreement or Restricted Stock Award or other Award, in connection with the occurrence of a Change of Control (as defined below), the Board shall, in its sole discretion as to any outstanding Award (including any portion thereof; on the same basis or on different bases, as the Board shall specify), take one or any combination of the following actions:

    A. make appropriate provision for the continuation of such Award by the Company or the assumption of such Award by the surviving or acquiring entity and by substituting on an equitable basis for the shares then subject to such Award either (x) the consideration payable with respect to the outstanding shares of Common Stock in connection with the Change of Control, (y) shares of stock of the surviving or acquiring corporation, or (z) such other securities as the Board deems appropriate, the Fair Market Value of which shall not materially differ from the Fair Market Value of the shares of Common Stock subject to such Award immediately preceding the Change of Control (as determined by the Board in its sole discretion);

    B. accelerate the date of exercise or vesting of such Award;

    C. permit the exchange of such Award for the right to participate in any stock option or other employee benefit plan of any successor corporation;

    D. provide for the repurchase of the Award for an amount equal to the difference of (i) the consideration received per share for the securities underlying the Award in the Change of Control minus (ii) the per share exercise price of such securities. Such amount shall be payable in cash or the property payable in respect of such securities in connection with the Change of Control. The value of any such property shall be determined by the Board in its discretion; or

    E. Solely with respect to transactions described in Section 8(f)(i)(F)(c) below, provide for the termination of such Award immediately prior to the consummation of the Change of Control; provided that no such termination will be effective if the Change of Control is not consummated.

    F. For the purpose of this Agreement, a "**Change of Control**" shall mean:

      (a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding shares of voting stock of the Company (the "**Voting Stock**"); provided, however, that any acquisition by the Company or its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries of 20% or more of Voting Stock shall not constitute a Change of Control; and provided, further, that any acquisition by a corporation with respect to which, following such acquisition, more than 50% of the then outstanding shares of common stock of such corporation, is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners of the Voting Stock immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the Voting Stock, shall not constitute a Change of Control; or

(b)   Any transaction which results in the Continuing Directors (as defined in the Certificate of Incorporation of the Company) constituting less than a majority of the Board of Directors of the Company; or

(c)   The consummation of (i) a reorganization, merger or consolidation (any of the foregoing, a "**Merger**"), in each case, with respect to which the individuals and entities who were the beneficial owners of the Voting Stock immediately prior to such Merger do not, following such Merger, beneficially own, directly or indirectly, more than 50% of the then outstanding shares of common stock of the corporation resulting from the Merger (the "**Resulting Corporation**") as a result of the individuals' and entities' shareholdings in the Company immediately prior to the consummation of the Merger and without regard to any of the individuals' and entities' shareholdings in the Resulting Corporation immediately prior to the consummation of the Merger, (ii) a complete liquidation or dissolution of the Company, or (iii) the sale or other disposition of all or substantially all of the assets of the Company, excluding a sale or other disposition of assets to a subsidiary of the Company.

g.   Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company or termination of an Award under Section 8(f)(i)(E), the Board shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Board in its sole discretion may provide for a Participant to have the right to exercise his or her Award until fifteen (15) days prior to such transaction as to all of the shares of Common Stock covered by the Option or Award, including shares as to which the Option or Award would not otherwise be exercisable, which exercise may in the sole discretion of the Board, be made subject to and conditioned upon the consummation of such proposed transaction. In addition, the Board may provide that any Company repurchase option applicable to any shares of Common Stock purchased upon exercise of an Option or Award shall lapse as to all such shares of Common Stock, provided the proposed dissolution and liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised, an Award will terminate upon the consummation of such proposed action.

h.   Assumption of Options Upon Certain Events. In connection with a merger or consolidation of an entity with the Company or the acquisition by the Company of property or stock of an entity, the Board may grant Awards under the Plan in substitution for stock and stock-based awards issued by such entity or an affiliate thereof. The substitute Awards shall be granted on such terms and conditions as the Board considers appropriate in the circumstances.

i.   Parachute Payments and Parachute Awards. Notwithstanding the provisions of Section 8(f), if, in connection with a Change of Control described therein, a tax under Section 4999 of the Code would be imposed on the Participant (after taking into account the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5) of the Code), then the number of Awards which shall become exercisable, realizable or vested as provided in such Section shall be reduced (or delayed), to the minimum extent necessary, so that no such tax would be imposed on the Participant (the Awards not becoming so accelerated, realizable or vested, the "**Parachute Awards**"); provided, however, that if the "aggregate present value" of the Parachute Awards would exceed the tax that, but for this sentence, would be imposed on the Participant under Section 4999 of the Code in connection with the Change of Control, then the Awards shall become immediately exercisable, realizable and vested without regard to the provisions of this sentence. For purposes of the preceding sentence, the "aggregate present value" of an Award shall be calculated on an after-tax basis (other than taxes imposed by Section 4999 of the Code) and shall be based on economic principles rather than the principles set forth under Section 280G of the Code and the regulations promulgated thereunder. All determinations required to be made under this Section 8(i) shall be made by the Company**.**

j.   Amendment of Awards. The Board may amend, modify or terminate any outstanding Award including, but not limited to, substituting therefor another Award of the same or a different type, changing the date of exercise or realization, and converting an Incentive Stock Option to a Nonstatutory Stock Option, provided that the Participant's consent to such action shall be required unless the Board determines that the action, taking into account any related action, (i) would not materially and adversely affect the Participant or that any such adverse effect has been adequately compensated or (ii) is required or advisable in order for the Company, the Plan or the Award to satisfy any law or regulation or to meet the requirements of or avoid adverse financial accounting consequences under any accounting standard; and provided further that without the prior approval of the Company's stockholders, neither the Company nor the Board will take any action to amend or modify any Option or stock appreciation right to lower the exercise or conversion price applicable to such Award and, at any time when the exercise price of an Option or stock appreciation right is above the Fair Market Value of the Common Stock, without the prior approval of the Company's stockholders (except in the case of a Change of Control, neither the Company nor the Board will take any action to otherwise cancel and re-grant or exchange an outstanding Option or stock appreciation right for cash or another Award.

k.   Conditions on Delivery of Stock. The Company will not be obligated to deliver any shares of Common Stock pursuant to the Plan or to remove restrictions from shares previously delivered under the Plan until (i) all conditions of the Award have been met or removed to the satisfaction of the Company, (ii) in the opinion of the Company's counsel, all other legal matters in connection with the issuance and delivery of such shares have been satisfied, including any applicable securities laws and any applicable stock exchange or stock market rules and regulations, and (iii) the Participant has executed and delivered to the Company such representations or agreements as the Company may consider appropriate to satisfy the requirements of any applicable laws, rules, or regulations.

l.   Acceleration. The Board may at any time provide that any Award shall become immediately exercisable in full or in part, or that any other stock-based Awards may become exercisable in full or in part or free of some or all restrictions or conditions, or otherwise realizable in full or in part, as the case may be, despite the fact that the foregoing actions may (i) cause the application of Sections 280G and 4999 of the Code if a Change of Control of the Company occurs, or (ii) disqualify all or part of the Option as an Incentive Stock Option. In addition, the Board may, in its sole discretion, and in all instances subject to any relevant tax and accounting considerations which may adversely impact or impair the Company, extend the dates during which all or any particular Options or Awards granted under the Plan may be exercised.

m.   Participation in Foreign Countries. The Board shall have the authority to adopt such modifications, procedures, and subplans as may be necessary or desirable to comply with provisions of the laws of foreign countries in which the Company or its Subsidiaries may operate to assure the viability of the benefits from Awards granted to Participants performing services in such countries and to meet the objectives of the Plan.

n.   Agreement to Repayments of Incentive Compensation When Repayments Are Required Under Federal Law. This provision applies to any policy adopted by NASDAQ (or any other exchange on which the securities of the Company are listed) pursuant to Section 10D of the Securities Exchange Act of 1934. To the extent any such policy requires the repayment of incentive-based compensation received by a Participant, whether paid pursuant to an Award granted under this Plan or any other plan of incentive-based compensation maintained in the past or adopted in the future by the Company, in consideration of the receipt of an Award under this Plan, the Participant agrees to the repayment of such amounts to the extent required by such policy and applicable law.

o.   Company Recoupment Policy. Subject to the terms and conditions of the Plan, to the extent applicable, Awards under the Plan shall be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by the Company from time to time.

9.   Withholding. The Company shall have the right to deduct from payments of any kind otherwise due to the optionee or recipient of an Award any federal, state, or local taxes of any kind required by law to be withheld with respect to any shares issued upon exercise of Options under the Plan or the purchase of shares subject to the Award. Subject to the prior approval of the Board, which may be withheld in its sole discretion, the optionee or recipient of an Award may elect to satisfy such obligation, in whole or in part, (a) by causing the Company to withhold shares of Common Stock otherwise issuable pursuant to the exercise of an Option or the purchase of shares subject to an Award or (b) by delivering to the Company shares of Common Stock already owned by the optionee or Award recipient of an Award. The shares so delivered or withheld shall have a fair market value of the shares used to satisfy such withholding obligation as shall be determined by the Company as of the date that the amount of tax to be withheld is to be determined (up to the minimum required withholding rate for the Participant, or such other rate that will not cause an adverse accounting consequence or cost). An optionee or recipient of an Award who has made an election pursuant to this Section 9 may only satisfy his or her withholding obligation with shares of Common Stock which are not subject to any repurchase, forfeiture, unfulfilled vesting, or other similar requirements.

10.   No Exercise of Option if Engagement or Employment Terminated for Cause. If the employment or engagement of any Participant is terminated "for Cause", the Award may terminate, upon a determination of the Board, on the date of such termination and the Option shall thereupon not be exercisable to any extent whatsoever and the Company shall have the right to repurchase any shares of Common Stock subject to a Restricted Stock Award whether or not such shares have vested. For purposes of this Section 10, "**for Cause**" shall be defined as follows: (i) if the Participant has executed an employment agreement, the definition of "cause" contained therein, if any, shall govern, or (ii) if the Participant has not executed an employment agreement in which the definition of "cause" is provided, conduct, as determined by the Board of Directors, involving one or more of the following: (a) gross misconduct or inadequate performance by the Participant which is injurious to the Company; or (b) the commission of an act of embezzlement, fraud or theft, which results in economic loss, damage or injury to the Company; or (c) the unauthorized disclosure of any trade secret or confidential information of the Company (or any client, customer, supplier, or other third party who has a business relationship with the Company) or the violation of any noncompetition or nonsolicitation covenant or assignment of inventions obligation with the Company; or (d) the commission of an act which constitutes unfair competition with the Company or which induces any customer or prospective customer of the Company to breach a contract with the Company or to decline to do business with the Company (to the extent such restriction is enforceable under applicable state law); or (e) the indictment or conviction of the Participant for a felony or serious misdemeanor offense, either in connection with the performance of his or her obligations to the Company or which shall adversely affect the Participant's ability to perform such obligations; or (f) the commission of an act of fraud or breach of fiduciary duty which results in loss, damage or injury to the Company; or (g) the failure of the

Participant to perform in a material respect his or her employment, consulting or advisory obligations without proper cause. The Board may in its discretion waive or modify the provisions of this Section 10 at a meeting of the Board with respect to any individual Participant with regard to the facts and circumstances of any particular situation involving a determination under this Section 10.

11. Miscellaneous.

    a. Definitions.

        i. "**Company**", for purposes of eligibility under the Plan, shall include any present or future subsidiary corporations of Hologic, Inc., as defined in Section 424(f) of the Code (a "**Subsidiary**"), and any present or future parent corporation of Hologic, Inc., as defined in Section 424(e) of the Code. For purposes of Awards other than Incentive Stock Options, the term "Company" shall include any other business venture in which the Company has a direct or indirect significant interest, as determined by the Board in its sole discretion.

        ii. "**Code**" means the Internal Revenue Code of 1986, as amended, and any regulations promulgated thereunder.

        iii. "**Employee**" for purposes of eligibility under the Plan shall include a person to whom an offer of employment has been extended by the Company.

    b. No Right To Employment or Other Status. No person shall have any claim or right to be granted an Award, and the grant of an Award shall not be construed as giving a Participant the right to continued employment or any other relationship with the Company. The Company expressly reserves the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan. Except as specifically provided by the Board in any particular case, the loss of existing or potential profit and Awards granted under this Plan will not constitute an element of damages in the event of termination of an employment relationship even if the termination is in violation of an obligation of the Company to the Participant.

    c. Compliance with Law. The Company shall not be required to sell or issue any shares of Common Stock under any Award if the sale or issuance of such shares would constitute a violation by the Participant, any other individual exercising an Option, or the Company of any provision of any law or regulation of any governmental authority, including without limitation any federal or state securities laws or regulation. If at any time the Company shall determine, in its discretion, that the listing, registration or qualification of any share subject to an Award on any security exchange or under any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the issuance or purchase of shares hereunder, no shares of Common Stock may be issued or sold to the Participant or any other individual exercising an Option pursuant to such Award unless such listing, registration, qualification, consent, or approval shall have been effected or obtained free of any conditions not acceptable to the Company, and any delay caused thereby shall in no way effect the date of termination of the Award. Any determination in this connection by the Board shall be final, binding and conclusive. The Company may, but shall in no event be obligated to, register any securities covered hereby pursuant to the Securities Act. The Company shall not be obligated to take any affirmative action in order to cause the exercise of an Option or the issuance of shares of Common Stock pursuant to the Plan to comply with any law or regulation of any governmental authority. As to any jurisdiction that expressly imposes that an Option shall not be exercised until the shares of Common Stock covered by such Option are registered or exempt from registration, the exercise of such Option (under circumstances in which the laws of such jurisdiction apply) shall be deemed conditioned up on the effectiveness of such registration or availability of such an exemption.

    d. No Rights As Stockholder. Subject to the provisions of the applicable Award, no Participant or Designated Beneficiary shall have any rights as a stockholder with respect to any shares of Common Stock to be distributed with respect to an Award until becoming the record holder thereof.

    e. Effective Date and Term of Plan. This Plan was originally adopted on March 11, 2008. This amendment and restatement of the Plan is effective as of ~~March 14, 2018~~March 9, 2023, subject to ratification by the stockholders of the Company at the Annual Meeting of Stockholders to be held on such date. No Awards shall be granted under the Plan after the completion of ten years from the date on which the Plan is last approved by the stockholders, but Awards previously granted may extend beyond that date; provided, however, that Incentive Stock Options may not be granted under the Plan after ~~November 7, 2027~~December 8, 2032. For the avoidance of doubt, this amendment and restatement is not intended, and shall not be interpreted to, modify any Awards granted prior to March 14, 2018 to the extent such modification would result in a loss of deductibility under Code Section 162(m).

    f. Amendment of Plan. The Board of Directors may, at any time, suspend or terminate the Plan or revise or amend it in any respect whatsoever. An Amendment shall be contingent on approval of the Company's stockholders to the extent stated by the Board, required by applicable law or required by applicable stock exchange listing requirements.

g. <u>Non-Exclusivity of Plan</u>. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as either may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.

h. <u>Unfunded Plan</u>. The Plan is intended to be an unfunded plan. Participants are and shall at all times be general creditors of the Company with respect to their Awards. If the Board or the Company chooses to set aside funds in a trust or otherwise for the payment of Awards under the Plan, such funds shall at all times be subject to the claims of the creditors of the Company in the event of its bankruptcy or insolvency.

i. <u>Specified Employee Delay</u>. To the extent any payment under this Plan is considered deferred compensation subject to the restrictions contained in Section 409A of the Code, and to the extent necessary to avoid the imposition of taxes under Section 409A of the Code, such payment may not be made to a specified employee (as determined in accordance with a uniform policy adopted by the Company with respect to all arrangements subject to Section 409A of the Code) upon separation from service (within the meaning of Section 409A of the Code) before the date that is six months after the specified employee's separation from service (or, if earlier, the specified employee's death). Any payment that would otherwise be made during this period of delay shall be accumulated and paid on the sixth month plus one day following the specified employee's separation from service (or, if earlier, as soon as administratively practicable after the specified employee's death).

j. <u>Governing Law</u>. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.

Approvals

Amended and Restated 2008 Equity Incentive Plan adopted by the Board of Directors on:	January 9, 2013
Amended and Restated 2008 Equity Incentive Plan approved by the Stockholders on:	March 11, 2013
Amended and Restated 2008 Equity Incentive Plan adopted by the Board of Directors on:	December 15, 2017
Amended and Restated 2008 Equity Incentive Plan approved by the Stockholders on:	March 14, 2018
Amended and Restated 2008 Equity Incentive Plan adopted by the Board of Directors on:	December 8, 2022
Amended and Restated 2008 Equity Incentive Plan approved by the Stockholders on:	March 9, 2023

Annex C
Hologic, Inc. Amended and Restated 2012 Employee Stock Purchase Plan~~, as Amended~~

1. **Purpose**.

The Hologic, Inc. 2012 Employee Stock Purchase Plan (the "Plan") is intended to provide a method whereby employees of Hologic, Inc. (the "Company") and participating subsidiaries will have an opportunity to acquire a proprietary interest in the Company through the purchase of shares of the Company's $.01 par value common stock (the "Common Stock"). It is the intention of the Company to have the Plan qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that Section of the Code and applicable guidance and regulations issued thereunder.

2. **Eligible Employees**.

(a) All employees of the Company or any of its participating subsidiaries who are employed before the first day of the applicable Offering Period (as defined below) shall be eligible to receive options under this Plan to purchase the Company's Common Stock.

(b) The following employees shall not be eligible to participate in the Plan (i) any employee whose customary employment is for not more than twenty (20) hours per week and (ii) any employee if immediately after the option is granted, would own Common Stock equal to five (5%) percent (including shares subject to such option) or more of the total combined voting power or value of all classes of stock of the Company or of its parent corporation or subsidiary corporation as the terms "parent corporation" and "subsidiary corporation" are defined in Section 424(e) and (f) of the Code. For purposes of determining stock ownership under this paragraph, the rules of Section 424(d) of the Code shall apply and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee.

3. **Stock Subject to the Plan**.

The stock subject to the options granted hereunder shall be shares of the Company's authorized but unissued Common Stock, treasury shares or shares of Common Stock reacquired by the Company, including shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the Plan is 8~~5~~,500,000, subject to increase or decrease by reason of stock split-ups, reclassifications, stock dividends, and the like. The 2008 Amended and Restated Employee Stock Purchase Plan (the "Prior Plan") shall terminate upon the expiration of the Offering Period under the Prior Plan that is in process at the time of the stockholder approval of this Plan. If the number of shares of Common Stock reserved and available for any Offering Period (as defined hereto) is insufficient to satisfy all purchase requirements for that Offering Period, the reserved and available shares for that Offering Period shall be apportioned among participating employees in proportion to their options.

4. **Offering Periods and Stock Options**.

(a) Six month periods during which payroll deductions will be accumulated under the Plan ("Offering Periods") will include the periods (i) beginning January 1 and ending on the following June 30 and (ii) beginning July 1 and ending on the following December 31. The first Offering Period under this Plan shall commence on July 1, 2012. In addition, the Committee may in its sole and absolute discretion provide for additional Offering Periods provided that such Offering Period shall not exceed twenty-seven (27) months or any other limitation imposed by Section 423 of the Code. Deductions shall only be made from regularly scheduled payroll distributions occurring within the Offering Period. The Offering Commencement Date is the first day of each Offering Period. The Offering Termination Date is the applicable date on which an Offering Period ends under this Section.

(b) On each Offering Commencement Date, the Company will grant to each eligible employee who is then a participant in the Plan an option to purchase on the Offering Termination Date at the Option Exercise Price, as provided in this paragraph (b), that number of full shares of Common Stock reserved for the purpose of the Plan calculated to be the whole number quotient of his or her accumulated payroll deductions on the Offering Termination Date (including

any amount carried forward pursuant to Section 8 hereof) divided by the Option Exercise Price; provided that (i) such employee remains eligible to participate in the Plan throughout such Offering Period and (ii) that for such employee, the maximum number of shares of Common Stock subject to such option shall not exceed 500, subject to increase or decrease by reason of stock split-ups, reclassifications, stock dividends, and the like. The Option Exercise Price for each Offering Period shall be the lesser of (i) eighty-five percent (85%) of the fair market value of the Common Stock on the Offering Commencement Date, or (ii) eighty-five percent (85%) of the fair market value of the Common Stock on the Offering Termination Date. In the event of an increase or decrease in the number of outstanding shares of Common Stock through stock split-ups, reclassifications, stock dividends, changes in par value and the like, an appropriate adjustment shall be made in the number of shares and Option Exercise Price per share provided for under the Plan, either by a proportionate increase in the number of shares and proportionate decrease in the Option Exercise Price per share, or by a proportionate decrease in the number of shares and a proportionate increase in the Option Exercise Price per share, as may be required to enable an eligible employee who is then a participant in the Plan to acquire on the Offering Termination Date that number of full shares of Common Stock as his accumulated payroll deductions on such date will pay for at the Option Exercise Price, as so adjusted.

(c) For purposes of this Plan, the term "fair market value" on any date means, if the Common Stock is listed on a national securities exchange, the closing price of the Common Stock on such date on such exchange or as reported on NASDAQ or, if the Common Stock is traded in the over-the-counter securities market, the average of the high and low bid quotations for the Common Stock on such date, each as published in the Wall Street Journal. If no shares of Common Stock are traded on the Offering Commencement Date or Offering Termination Date, the fair market value will be determined by taking the closing price on the immediately preceding business day on which shares of Common Stock are traded.

(d) For purposes of this Plan the term "business day" as used herein means a day on which there is trading on the national securities exchange on which the Common Stock is listed.

(e) No employee shall be granted an option which permits his rights to purchase Common Stock under the Plan and any similar plans of the Company or any parent or participating subsidiary corporations to accrue at a rate which exceeds, during any calendar year, $25,000 of the fair market value of such stock (to be calculated based on the fair market value of the stock at the Offering Period Commencement Date for each calendar year in which such option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with and shall be construed in accordance with Section 423(b)(8) of the Code.

5. **Exercise of Option**.

Each eligible employee who continues to be a participant in the Plan on the Offering Termination Date shall be deemed to have exercised his or her option on such date and shall be deemed to have purchased from the Company such number of full shares of Common Stock reserved for the purpose of the Plan as his or her accumulated payroll deductions on such date, plus any amount carried forward pursuant to Section 8 hereof, will pay for at the Option Exercise Price, but in no event may an employee purchase shares of Common Stock in excess of 500 shares of Common Stock on any Offering Termination Date, subject to limitations set forth in Section 4(e). If a participant is not an employee on the Offering Termination Date and throughout an Offering Period, he or she shall not be entitled to exercise his or her option. All options issued under the Plan shall, unless exercised as set forth herein, expire at the end of the Offering Termination Date with respect to the Offering Period during which such options were issued.

6. **Authorization for Entering Plan**.

(a) An eligible employee may enter the Plan by filling out, signing and delivering, either in writing or electronically to the extent permitted by the Board of Directors, to a brokerage firm ("Captive Broker") designated by the Chief Financial Officer of the Company an authorization ("Authorization"):

(i) stating the amount to be deducted regularly from his or her pay;

(ii) authorizing the purchase of stock for him or her in each Offering Period in accordance with the terms of the Plan;

(iii) specifying the exact name in which Common Stock purchased for him or her is to be issued in accordance with Section 11 hereof; and

(iv) at the discretion of the employee in accordance with Section 14, designating a beneficiary who is to receive any Common Stock and/or cash in the event of his or her death.

Such Authorization must be received by the Captive Broker at least ten (10) business days or such shorter time period as determined by the Company it is sole discretion before an Offering Commencement Date.

(b)   The Company will accumulate and hold for the employee's account the amounts deducted from his or her pay. No interest will be paid or otherwise credited thereon. Participating employees may not make any separate cash payments into their account.

(c)   Unless an employee files a new Authorization or withdraws from the Plan, his or her deductions and purchases under the Authorization he or she has on file under the Plan will continue as long as the Plan remains in effect. An employee may increase or decrease the amount of his or her payroll deductions as of the next Offering Commencement Date by following the process mandated by the Company or the Captive Broker. Such new Authorization must be executed at least (10) business days or such shorter time period as determined by the Company it is sole discretion before the date of such next Offering Commencement Date.

7.   **Maximum Amount of Payroll Deductions**.

An employee may authorize payroll deductions in any whole percentages up to but not more than ten percent (10%) of his or her base pay in effect at each offering commencement date; and provided further that the maximum percentage shall be reduced to meet the requirements of Section 4(e) hereof. Base pay means regular straight-time earnings and, if applicable, commissions, but excluding payments for overtime, bonuses, reimbursements and any other special payments.

8.   **Unused Payroll Deductions**.

Only full shares of Common Stock may be purchased. Any balance remaining in an employee's account after a purchase will be reported to the employee and will, in the sole discretion of the Company, either be (i) carried forward to the next Offering Period or (ii) refunded to the employee in the next applicable payroll period. However, in no event will the amount of the unused payroll deductions carried forward exceed the Option Exercise Price per share for the immediately preceding Offering Period unless 500 shares of Common Stock have been purchased during the Offering Period. If for any Offering Period the amount of unused payroll deductions should exceed the Option Exercise Price per share, the amount of the excess for any participant shall be refunded to such participant, without interest.

9.   **Change in Payroll Deductions**.

Deductions may be decreased only once during an Offering Period and no increases will be permitted during an Offering Period.

10.   **Withdrawal from the Plan**.

(a)   An employee may withdraw from the Plan and withdraw all but not less than all of the payroll deductions credited to his or her account under the Plan at any time prior to the Offering Termination Date by notifying the Captive Broker at least five (5) business days, or such other time as the Company or the Captive Broker may require, prior to the Offering Termination Date, in which event the Company will promptly refund without interest the entire balance of such employee's deductions not theretofore used to purchase Common Stock under the Plan.

(b)   If employee withdraws from the Plan, the employee's rights under the Plan will be terminated and no further payroll deductions will be made. To reenter, such an employee must re-enroll through the Captive Broker at least ten (10) business days before the next Offering Commencement Date. Such Authorization will become effective for the Offering Period that commences on such Offering Commencement Date. Notwithstanding the foregoing, employees who are subject to Section 16 of the Securities Exchange Act of 1934, as amended, who withdraw from the Plan may not reenter the Plan until the next Offering Commencement Date which is at least six months following the date of such withdrawal.

11.   **Issuance of Stock**.

The Company shall in its sole discretion either (i) deliver a certificate or certificates representing the Certificates for Common Stock issued to participants that will be delivered as soon as practicable after each Offering Period or (ii) issue the Common Stock in book entry form, registered in the name of the employee with the Captive Broker. Common Stock purchased under the Plan will be issued only in the name of the employee, or in the case of employees who are not subject to Section 16 of the Securities Exchange Act of 1934, as amended, if the employee's Authorization so specifies, in the name of the employee and another person of legal age as joint tenants with rights of survivorship.

12.   **No Transfer or Assignment of Employee's Rights**.

An employee's rights under the Plan are his or hers alone and may not be transferred or assigned to, or availed of by, any other person. Any option granted to an employee may be exercised only by him or her, except as provided in Section 13 in the event of an employee's death.

13. **Termination of Employee's Rights**.

    (a)   Except as set forth in the last paragraph of this Section 13, an employee's rights under the Plan will terminate when he or she ceases to be an employee because of retirement, resignation, lay-off, discharge, death, change of status, failure to remain in the customary employ of the Company for greater than twenty (20) hours per week, or for any other reason. A Withdrawal Notice will be considered as having been received from the employee on the day his or her employment ceases, and all payroll deductions not used to purchase Common Stock will be refunded.

    (b)   If an employee's payroll deductions are interrupted by any legal process, a Withdrawal Notice will be considered as having been received from him or her on the day the interruption occurs.

    (c)   Upon termination of the participating employee's employment because of death, the employee's beneficiary (as defined in Section 14) shall have the right to elect, by written notice given to the Chief Financial Officer of the Company or his designee prior to the expiration of the thirty (30) day period (or such shorter period if the next Offering Termination Date is less than 30 days after the employee's death) commencing with the date of the death of the employee, either (i) to withdraw, without interest, all of the payroll deductions credited to the employee's account under the Plan, or (ii) to exercise the employee's option for the purchase of shares of Common Stock on the next Offering Termination Date following the date of the employee's death for the purchase of that number of full shares of Common Stock reserved for the purpose of the Plan which the accumulated payroll deductions in the employee's account at the date of the employee's death will purchase at the applicable Option Exercise Price (subject to the maximum number set forth in Section 5), and any excess in such account will be returned to said beneficiary. In the event that no such written notice of election shall be duly received by the Chief Financial Officer of the Company or his designee (including without limitation, the Captive Broker), the beneficiary shall automatically be deemed to have elected to withdraw the payroll deductions credited to the employee's account at the date of the employee's death and the same will be paid promptly to said beneficiary, without interest.

14. **Designation of Beneficiary**.

A participating employee may file with the Captive Broker a designation of a beneficiary who is to receive any Common Stock and/or cash in case of his or her death. Such designation of beneficiary may be changed by the employee at any time with the Captive Broker or by written notice to the Company. Upon the death of a participating employee and upon receipt by the Company of proof of the identity and existence at the employee's death of a beneficiary validly designated by him under the Plan, the Company shall deliver such Common Stock and/or cash to such beneficiary. In the event of the death of a participating employee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such employee's death, the Company shall deliver such Common Stock and/or cash to the executor or administrator of the estate of the employee, or if, to the knowledge of the Company, no such executor or administrator has been appointed, the Company, in the discretion of the Committee, may deliver such Common Stock and/or cash to the spouse or to any one or more dependents of the employee as the Committee may designate. No beneficiary shall, prior to the death of the employee by whom he or she has been designated, acquire any interest in the Common Stock or cash credited to the employee under the Plan.

15. **Termination and Amendments to Plan**.

    (a)   The Plan may be terminated at any time by the Company's Board of Directors, effective on the next following Offering Termination Date. Notwithstanding the foregoing, it will terminate when all of the shares of Common Stock reserved for the purposes of the Plan have been purchased. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase Common Stock will be refunded without interest.

    (b)   The Board of Directors reserves the right to amend the Plan from time to time in any respect; provided, however, that no amendment shall be effective without stockholder approval if the amendment would (a) except as provided in Sections 3, 4, 24 and 25, increase the aggregate number of shares of Common Stock to be offered under the Plan, or (b) change the class of employees eligible to receive options under the Plan; provided, further, that so long as there is a requirement under Rule 16b-3 under the Securities Exchange Act of 1934, as amended, for stockholder approval of the Plan and certain amendments thereto, any such amendment which (a) materially increases the number of shares of Common Stock which may be issued under the Plan, (b) materially increases the benefits accruing to participants in the Plan or (c) materially modifies the requirements as to eligibility for participation in the Plan, shall be subject to stockholder approval.

16. **Sale of Stock Purchased Under the Plan and Tax Withholding**.

    (a)   In order to comply with certain tax requirements, all US employees will agree by entering the Plan, promptly to give the Company notice of any such Common Stock disposed of within two years after the Offering Commencement Date on which the related option was granted showing the number of such shares disposed of. The employee assumes the risk of any market fluctuations in the price of such Common Stock.

(b)   To the extent that a participating employee realizes ordinary income in connection with a sale or other transfer of any shares of Common Stock purchased under the Plan, the Company or its participating subsidiary may withhold amounts needed to cover such taxes from any payments otherwise due and owing to the participating employee, or from shares that would otherwise be issued to the participating employee hereunder or employee may provide the Company with funds sufficient to cover such taxes. Any participating US employee who sells or otherwise transfers shares purchased under the Plan, through means other than the Captive Broker, within two (2) years after the beginning of the Offering Commencement Period in which the shares were purchased must within thirty (30) days of such transfer notify the Chief Financial Officer of the Company or his designee in writing of such transfer.

17.   **Company's Payment of Expenses Related to Plan**.

The Company will bear all costs of administering and carrying out the Plan; provided, however, that a participating employee shall be solely responsible for brokerage commissions related to his or her purchases and sales hereunder.

18.   **Participating Subsidiaries**.

The term ''participating subsidiaries'' shall mean any United States or foreign subsidiary of the Company, unless otherwise excluded from participating in the Plan by the Committee (as defined in Section 19). The Committee shall have the power to make such determination before or after the Plan is approved by the stockholders.

19.   **Administration of the Plan**.

(a)   The Plan shall be administered by a committee of ''disinterested'' directors as that term is defined in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, appointed by the Board of Directors of the Company, which shall be the Company's Compensation Committee (the ''Committee''). The Committee shall consist of not less than three members of the Company's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors. No member of the Committee shall be eligible to participate in the Plan while serving as a member of the Committee.

(b)   The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best. With respect to persons subject to Section 16 of the Securities and Exchange Act of 1934, as amended, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successors under said Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed null and void, to the extent permitted by law and deemed advisable by that Committee.

(c)   No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it. The Company shall indemnify each member of the Board of Directors and the Committee to the fullest extent permitted by law with respect to any claim, loss, damage or expense (including counsel fees) arising in connection with their responsibilities under this Plan.

(d)   With respect to employees of the Company and its participating subsidiaries who are employed outside of the United States and subject to the laws of a foreign jurisdiction, the Committee may make such adjustments to the terms and conditions of the options or offerings hereunder (including adjustments that are less favorable than the requirements that would apply to employees of the Company and or its subsidiaries located in the United States) as necessary to comply with the laws of a foreign jurisdiction. In the event that (i) the Committee determines that the laws of a foreign jurisdiction would prohibit the issuance of an option or offering hereunder; or (ii) compliance with the laws of a foreign jurisdiction would result in the Plan violating the requirements of Section 423 of the Code, then the Committee may in its discretion exclude employees of the Company's foreign subsidiary from participating in the Plan.

20.   **Shareholder Status/Employment**.

(a)   Neither the granting of an option to an employee nor the deductions from his or her pay shall constitute such employee a stockholder of the Company with respect to the shares covered by such option until such shares have been purchased by and issued to him or her.

(b)   Neither the Plan or any option granted hereunder confers upon any employee the right to continued employment with the Company or any of its participating subsidiaries, nor will an employee's participation in the Plan restrict or interfere in any way with the right of the Company or any of its participating subsidiaries to terminate the employee's employment at any time, unless otherwise restricted by a separate written agreement between the Company and employee.

21. **Application of Funds**.

The proceeds received by the Company from the sale of Common Stock pursuant to options granted under the Plan may be used for any corporate purposes, and the Company shall not be obligated to segregate participating employees' payroll deductions.

22. **Governmental Regulation**.

(a)   The Company's obligation to sell and deliver shares of the Company's Common Stock under this Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such stock.

(b)   In this regard, the Board of Directors may, in its discretion, require as a condition to the exercise of any option that a Registration Statement under the Securities Act of 1933, as amended, with respect to the shares of Common Stock reserved for issuance upon exercise of the option shall be effective.

23. **Transferability**.

Neither payroll deductions credited to an employee's account nor any rights with regard to the exercise of an option or to receive stock under the Plan may be assigned, transferred, pledged, or otherwise disposed of in any way by the employee. Any such attempted assignment, transfer, pledge, or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with Section 10.

24. **Effect of Changes of Common Stock**.

If the Company should subdivide or reclassify the Common Stock which has been or may be optioned under the Plan, or should declare thereon any dividend payable in shares of such Common Stock, or should take any other action of a similar nature affecting such Common Stock, then the number and class of shares of Common Stock which may thereafter be optioned (in the aggregate and to any individual participating employee) shall be adjusted accordingly.

25. **Merger or Consolidation**.

If the Company should at any time merge into or consolidate with another corporation, the Board of Directors may, at its sole and absolute discretion, either (i) terminate the Plan and refund without interest the entire balance of each participating employee's payroll deductions, or (ii) entitle each participating employee to receive on the Offering Termination Date upon the exercise of such option for each share of Common Stock as to which such option shall be exercised the securities or property to which a holder of one share of the Common Stock was entitled upon and at the time of such merger or consolidation, and the Board of Directors shall take such steps in connection with such merger or consolidation as the Board of Directors shall deem necessary to assure that the provisions of this Section 25 shall thereafter be applicable, as nearly as reasonably possible. A sale of all or substantially all of the assets of the Company shall be deemed a merger or consolidation for the foregoing purposes.

26. **Approval of Stockholders**.

This plan was originally adopted by the Board of Directors on November 1, 2011 and approved by stockholders on March 6, 2012. The plan was amended by the Board of Directors on December 16, 2015 and approved by stockholders on March 2, 2016. The plan was further amended by the Board of Directors on December 8, 2022 and approved by stockholders on March 9, 2023.



HOLOGIC, INC.
250 Campus Drive
Marlborough, MA 01752



MIX
Paper from
responsible sources
FSC® C127009